ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
AUDIT OF THE
RESOURCE AND RESERVE ESTIMATES
FOR THE
GUANAJUATO MINES PROJECT
GUANAJUATO STATE,
MEXICO

March 15, 2011

Report By

William J. Lewis, BSc., P.Geo.
Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM
Robert J. Leader, P.Eng.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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List of Tables

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Table 19.2	December 31, 2010 Indicated Mineral Resource Estimate, Guanajuato Mines Project	138

Table 19.3	December 31, 2010 Inferred Mineral Resource Estimate, Guanajuato Mines Project	138

Table 20.1	Summary of the Total 2011 Expenditures for the Guanajuato Mines Project Exploration Programs	140

Table 20.2	Guanajuato Surface Exploration Budget – 2011	141

List of Figures

		Page
Figure 4.1	Guanajuato Mines Project Location Map	15

Figure 4.2	Guanajuato Mines Project Claim Map	16

Figure 5.1	View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato	23

Figure 7.1	Regional Geology of the Guanajuato Mining District	33

Figure 7.2	Stratigraphic Column for the Guanajuato Mining District (From the Geological – Mining Monograph for Guanajuato State, COREMI)	33

Figure 7.3	Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato	38

Figure 7.4	Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins	39

Figure 7.5	Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato	40

Figure 8.1	Alteration Mineral Distributions within a Low Sulphidation System	42

Figure 9.1	Lucero Vein in the Bolañitos Mine	45

Figure 10.1	Surface Geology and Sampling Map of the Bolañitos North Area	49

Figure 10.2	Surface Geology and Geochemical Grid for the Belén Area	51

Figure 10.3	Contoured Silver (ppm) Results for Soil Samples Collected in the Belén Area.	52

Figure 10.4	Contoured Gold (ppm) Results for Soil Samples Collected in the Belén Area.	53

Figure 10.5	Surface Sampling Map of the Tajo de Adjuntas and Juanita Areas	54

Figure 11.1	Surface Map Showing the Traces of Surface Holes Drilled to Test the Lucero – Karina – La Joya Vein Targets in the Bolañitos Mine Area of the La Luz District, Guanajuato	57

Figure 11.2	Longitudinal Section (Looking NE) Showing the 2010 Surface and Underground Diamond Drill Hole Intersection Points on the Lucero Vein	57

Figure 11.3	Longitudinal Section (Looking NE), Showing the 2010 Surface Diamond Drill Hole Intersection Points on the Karina Vein	58

Figure 11.4	Longitudinal Section (Looking NE), Showing the 2010 Surface Diamond Drill Hole Intersection Points for the Fernanda Vein	58

Figure 11.5	Longitudinal Section (Looking NE), Showing the 2010 Surface Diamond Drill Hole Intersection Points for the Daniela Vein	59

Figure 11.6	Cross-Section through Holes LC-11 and LC-21 Drilled to Test the Lucero Vein.	64

Figure 11.7	Cross-Section through Holes LC-27 Drilled to Test the Lucero Vein	65

Figure 11.8	Cross-Section through Holes LC-28 and KA-3, -4 and -5 Drilled to Test the Lucero, Karina and Fernanda Veins	66

Figure 11.9	Cross-Section through Holes LC-29 & KA-13, -14, -15 and - 25 Drilled to Test the Lucero, Karina and Fernanda Veins	67

Figure 11.10	Cross-Section through Holes KA-14, -16 and -27 Drilled to Test the Karina, Fernanda and Daniela Veins	68

Figure 11.11	Cross-Section through Holes KA-10, -10A and -11 Drilled to Test the Karina and Fernanda Veins	69

Figure 11.12	Surface Map Showing the Traces of Surface Holes Drilled to Test the Bolañitos Vein Target in the Bolañitos North Area of the La Luz District, Guanajuato	71

Figure 11.13	Longitudinal Section (Looking East) Showing the 2010 Surface Diamond Drill Hole Intersection Points on the Bolañitos Vein	72

Figure 11.14	Cross-Section through Holes BN-2 and BN-3 Drilled to Test the Bolañitos Vein in the Bolañitos North Area	73

Figure 11.15	Cross-Section through Hole BN-6 Drilled to Test the Bolañitos Vein in the Bolañitos North Area	74

Figure 11.16	Surface Map Showing Completed Drill Holes in 2007-2008 (black), 2009 (green) and 2010 (blue) testing the Veta Madre targets in the Cebada North Area	75

Figure 11.17	Longitudinal Section (Looking Northeast) Showing the Intersection Points for Holes Drilled to Test the Veta Madre in the Cebada North Area	76

Figure 11.18	Cross-Section through Hole CN489-1 Drilled to Test the Veta Madre Structure in the Cebada North Area	77

Figure 11.19	Cross-Section through Holes CN502-1 and CN502-2 Drilled to Test the Veta Madre Structure in the Cebada North Area	78

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1.0      SUMMARY

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to conduct an audit of the updated resource and reserve estimates for its Guanajuato Mines project, located near the city of Guanajuato in the State of Guanajuato, Mexico. This Technical Report constitutes an audit of the December 31, 2010 mineral resource and reserve estimate conducted on the property by Endeavour Silver. The audit was performed to ensure that the resources and reserves comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101).

The previous December 31, 2009 resource and reserve estimate was the subject of a March, 2010, NI 43-101 Technical Report prepared by Micon. The current Micon audit incorporates the exploration data gathered since the publication of the March, 2010 report. The March, 2010 Technical Report was electronically posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

1.1      PROPERTY DESCRIPTION

The Guanajuato Mines project consists of three operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and gravel roads. The Golondrinas mine is 3.5 km to the southwest of Cebada. Endeavour Silver did not operate the Golondrinas mine during 2009 and 2010. The Bolañitos and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato at elevations ranging from 2,000 to 2,600 m. From Guanajuato, the properties are accessible via a gravel road, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos or Golondrinas mines. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Power supply to the Guanajuato Mines project is provided by the national grid (Comisión Federal de Electricidad).

1.2      OWNERSHIP

Endeavour Silver advises that it holds the Guanajuato Mines project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

In 2007, Endeavour Silver acquired the Guanajuato Mines project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asuncion (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asuncion is very close to the Mina Bolañitos and has recently been connected underground.

The Guanajuato Mines project consists of 17 properties which are not all contiguous and vary in size for a total of 2,314 hectares (ha). The project includes three operating silver (gold) mines (Bolañitos, Lucero and Cebada), several past-producing silver (gold) mines, and the 600 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and purchased by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

The annual 2011 concession tax payment for the Guanajuato Mines property is approximately 524,504 Mexican pesos (pesos), which is equal to about US $43,347 at an exchange rate of 12.10 pesos to US $1.00 dollar. All concessions are subject to a bi-annual fee (i.e., twice per year) and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. It should be noted that as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law), there is only one type of mineral concession in Mexico.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide surface access for exploration and exploitation purposes. The current cost of maintaining the surface access rights is 399,000 pesos per annum which is equivalent to approximately US $32,975.

1.3      HISTORY

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzmán in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824 a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

1.4      GEOLOGY AND MINERALIZATION

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et al (1994) originally proposed a caldera structure for the Guanajuato mining district, siting the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district there are three major mineralized fault systems, the La Luz, Sierra and the Veta Madre systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Veta Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Veta Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins in the district strike parallel to the Veta Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

1.5      EXPLORATION

In 2010 Endeavour Silver spent US $2,694,577 (excluding property holding costs) on exploration activities on the Guanajuato Mines project. The bulk of this amount was devoted to diamond drilling involving 67 surface holes totalling 21,201 m in the Bolañitos and Cebada areas, plus the associated sampling, as shown in Table 1.1.

Table 1.1
Guanajuato Mines Project Surface Exploration Drilling Activities in 2010

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Bolañitos (core)	61	17,970.10	4,866
Cebada	6	3,230.65	700
Total	67	21,200.75	5,566

Table provided by Endeavour Silver Corp.

Other 2010 exploration activities included surface mapping, rock and soil geochemical sampling. The areas mapped and sampled are the Bolañitos North area and the Belén properties which are off the main trends of the Veta Madre and La Luz vein systems. Rock chip samples on the Bolañitos vein returned significant assays of up to 103 g/t Ag and 4.25 g/t Au. Rock chip samples on the Belén property returned significant assays of up to 153 g/t Ag and 1.67 g/t Au. Evidently, new targets for diamond drilling were generated.

The 2011 exploration program is planned to include 20,920 m of core in more than 60 surface and underground diamond drill holes to target vein discoveries and new prospective areas in the Bolañitos, La Luz and Cebada areas of the Guanajuato district. Endeavour Silver is budgeting to spend US $3,316,400, mainly on surface diamond drilling, in an effort to continue to expand the resource base through both exploration and development on its properties during 2011. The estimated cost of diamond drilling is US $160/m. The underground program will focus on expanding the resources and reserves at the Cebada mine, as well as continuing to explore for new sources of mineralization within the property.

Table 1.2 summarizes the planned 2011 surface and underground exploration budgets for the Guanajuato Mines project.

Table 1.2
Summary of the Total 2011 Expenditures for the Guanajuato Mines Project Exploration Programs

Project Area	2011 Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
Lucero-Karina-La Joya	12	3,500	1,900	633,700
Belén	13	3,500	1,400	619,000
Bolañitos North	5	1,500	1,200	296,000
La Luz – Asuncion	10	3,000	1,200	523,500
Soledad	5	1,500	500	249,000
Golondrinas South	5	1,500	1,500	315,000
Cebada Mine Exploration	12	6,420	1,200	680,200
Total	62	20,920	8,900	3,316,400

Table provided by Endeavour Silver Corp.

1.6      RESOURCE AND RESERVE ESTIMATION

Prior to this report, three previous resource and reserve estimates for the Guanajuato Mines project were reported by Endeavour Silver. All of these previous mineral resource and reserve estimates were contained in Technical Reports filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

The first Technical Report was issued by SRK Consulting (SRK). This Technical Report was entitled “NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March, 2008.

The second and third Technical Reports were issued by Micon. The reports were entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 18, 2009 and March 15, 2010.

The December 31, 2010 mineral resource estimates from Endeavour Silver’s Exploration Division, discussed in this present report, used the following parameters:

  Cut-off grade for indicated and inferred resources is 100 g/t silver equivalent.

  Silver equivalents in the resource tables were estimated using a 50:1 ratio based on prices of US $24/oz silver and US $1,200/oz gold with no base metal credits.

The December 31, 2010 mineral reserve estimates from Endeavour Silver’s Operations Division (i.e. mines) used the following parameters:

  Cut-off grade for proven and probable reserves is 102 g/t silver.

  Silver equivalents in the reserve tables were estimated using a 62:1 ratio based on 3 year trailing average prices of gold and silver. No base metal credits were used.

The mineral resources are exclusive of the mineral reserves. The summary of the resource and reserve estimates, as contained in Tables 1.3, 1.4 and 1.5, is effective December 31, 2010.

Table 1.3
December 31, 2010, Proven and Probable Mineral Reserve Estimate, Guanajuato Mines Project

Reserve Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	141,000	189	2.50	344	856,000	11,300	1,557,000
Probable	100,000	158	2.20	295	508,000	7,100	946,000
Total Proven & Probable	241,000	176	2.37	324	1,364,000	18,400	2,503,000

Table 1.4
December 31, 2010, Indicated Mineral Resource Estimate, Guanajuato Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Measured	---	---	---	---	---	---	---
Indicated	1,443,000	163	2.18	283	7,554,000	101,100	13,138,000
Total Measured and Indicated	1,443,000	163	2.18	283	7,554,000	101,100	13,138,000

Table 1.5
December 31, 2010, Inferred Mineral Resource Estimate, Guanajuato Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Inferred	1,475,000	155	2.11	270	7,345,000	100,000	12,787,000
Total Inferred	1,475,000	155	2.11	270	7,345,000	100,000	12,787,000

The process of mineral resource and reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. The final reserve and resource figures in Tables 1.1 through 1.3 have been rounded, in part, to provide a mineral resource and reserve statement which implies an appropriate level of accuracy, in order to reflect that the numbers are estimates.

Micon has conducted an audit of the Endeavour Silver resource and reserve estimates for the period ending December 31, 2010 and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating reserves and resources as required under NI 43-101 regulations. Accordingly, Micon accepts Endeavour Silver’s resource and reserve estimate as an appropriate basis for the ongoing mining operations at the Guanajuato Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines project.

Micon believes that the land controlled by Endeavour Silver is highly prospective both along strike and down dip of the known mineralization and that further resources could be converted into reserves with additional exploration and development. According to historical production, the Guanajuato mining district has the potential to be a significant silver producing district in Mexico once again.

1.7      DEVELOPMENT AND OPERATIONS

In 2006, before Endeavour Silver took control, the previous operator Minas de la Luz produced 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines. The Bolañitos plant operated at about 43% of its capacity. Endeavour Silver has made a number of improvements and efficiencies which have increased the throughput of the plant.

In 2010, the Bolañitos plant produced 943,423 oz silver and 12,914 oz gold from 194,923 t ore grading 177 g/t silver and 2.40 g/t gold. Silver and gold recoveries averaged 85.5 and 86.0%, respectively. Recent production statistics (2006 to 2010) are summarized in Table 1.6.

Table 1.6
Production Statistics for the Guanajuato Mines Project

Operator	Year	Tonnes	Grade (g/t)		Production (ounces)
			Gold	Silver	Gold	Silver
Minas de la Luz	2006	76,532	1.62	128	3,349	255,766
	2007	------	----	----	-----	------
Endeavour Silver	2007	58,077	1.50	136	2,152	195,696
	2008	100,312	1.35	170	3,660	465,867
	2009	154,196	2.13	188	8,775	784,974
	2010	194,923	2.40	177	12,914	943,423
Total		584,040	1.64	141	30,850	2,645,726

Table provided by Endeavour Silver Corp.

Endeavour Silver is continuing to seek additional improvements and expand the mineral resources at its operations at the Guanajuato Mines project.

The Guanajuato Mines project produces a concentrate which it ships to Endeavour Silver’s Guanaceví Mines project in Durango for refining into doré silver-gold bars.

1.8      CONCLUSIONS AND RECOMMENDATIONS

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Guanajuato Mines property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Through its acquisition of the Guanajuato Mines project, Endeavour Silver has acquired an operating project in one of the major silver producing districts in Mexico. Micon has reviewed Endeavour Silver’s proposal for further exploration and has conducted its third audit of the resource and reserve estimates for the project. Micon has accepted the estimates as appropriate. Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource and reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Guanajuato Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

3)

Micon recommends that the computerization programs planned for Guanajuato should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanajuato Mines project. At the same time representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern- day technology sampling tools to improve the quality of the samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

7)

Micon recommends that Endeavour Silver continues to nurture its talented Exploration Division and to equip it with a broader range of skills to ensure growth through the continuous generation of resources.

Given the amount of historical mining conducted on the Guanajuato Mines project, the extent of the remaining mineralization within the known mining areas, and the lack of a modern comprehensive exploration program covering the entire property in the past, the property has the potential to host further zones of silver and gold mineralization, similar in character and grade to those exploited in the past, outside the present resource and reserve base.

2.0      INTRODUCTION AND TERMS OF REFERENCE

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit and review of the resource and reserve estimates for the Guanajuato Mines project in the State of Guanajuato, Mexico. This report is an update of the previous Micon Technical Report entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March 15, 2010. That report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an audit of the December 31, 2010 mineral resource and reserve estimates conducted on the project by Endeavour Silver. The audit was conducted to ensure that the estimates complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required by Canadian National Instrument 43-101 (NI 43-101).

The geological setting of the property, mineralization style and occurrences, and exploration history were described in reports that were prepared by Micon (2009 and 2010), SRK (2008) and various government and other publications listed in Section 21 “References”. The relevant sections of those reports are reproduced herein.

All currency amounts are stated in US dollars or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any other units of measure encountered have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 summarizes a list of the various abbreviations used throughout this report. Appendix 1 contains a glossary of mining terms.

The Qualified Persons responsible for the preparation of this report and the audit of the resource and reserve estimates on the Guanajuato Mines project are William J. Lewis, B.Sc., P.Geo., a senior geologist with Micon, Charley Z. Murahwi, P.Geo. MAusIMM., a senior geologist with Micon, and Robert J. Leader, P. Eng., a senior mining engineer associated with Micon.

Table 2.1
List of the Abbreviations

Name	Abbreviations	Name	Abbreviations
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Mina Bolañitos S.A. de C.V.	Mina Bolañitos
Day	d	Minas de la Luz S.A. de C.V.	Minas del la Luz
Degree(s)	o	Minera Planta Adelante S.A. de C.V.	Minera Planta Adelante
Degrees Celsius	[o]C	North American Datum	NAD
Digital elevation model	DEM	Net present value	NPV
Dirección General de Minas	DGM	Net smelter return	NSR
Dollar(s), Canadian and US	$, CDN $ and US $	Not available/applicable	n.a.
Endeavour Gold S.A de C.V.	Endeavour Gold	Ounces	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Gram(s)	g	Parts per billion	ppb
Grams per metric tonne	g/t	Parts per million	ppm
Greater than	>	Percent(age)%
Hectare(s)	ha	Quality Assurance/Quality Control	QA/QC
Industrias Peñoles S.A. de C.V.	Peñoles	Second	s
Internal rate of return	IRR	Specific gravity	SG
Kilogram(s)	kg	SRK Consulting	SRK
Kilometre(s)	km	System for Electronic Document Analysis and Retrieval	SEDAR
Less than	<	Système International d’Unités	SI
Litre(s)	L	Tonne (metric)	t
Metre(s)	M	Tonnes (metric) per day	t/d
Mexican Peso	Peso	Tonnes (metric) per month	t/m
Micon International Limited	Micon	Universal Transverse Mercator	UTM
Million tonnes	Mt	Year	y

Micon first visited Endeavour Silver’s Guanajuato Mines project from September 2 to 4, 2008, with a visit to the Durango exploration office on September 5, 2008, to discuss the exploration and Quality Assurance and Quality Control (QA/QC) programs. Micon was assisted during the visit by a number of employees and consultants working for Endeavour Silver, including Barry Devlin, M.Sc., P.Geo., Vice President of Exploration, Ing. Luis R. Castro V., Exploration Manager, Endeavour Silver’s chief planning engineer, Nelson Peña, and Endeavour Silver’s chief mine geologist, Miguel Lampson, in Guanajuato. No independent sampling was undertaken by Micon because the Guanajuato Mines project has been in production for many years and the mineralization has been verified by settlement statements from the smelter. Micon visited Endeavour Silver’s Guanajuato Mines project for a second time from November 16 to 18, 2009, to review and audit the 2009 programs and database. A third visit was conducted between November 17 and 20, 2010.

Mr. Murahwi conducted all three of Micon’s site visits to the Guanajuato property. During the site visits, the underground mine workings and surface facilities were inspected, and the initial review of the database and block model for the resource and reserve estimates was performed.

The review of the Guanajuato Mines project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver and/or Mina Bolañitos S.A. de C.V. The review of the resource and reserve estimation parameters was conducted both during the site visit and during the audit of the resource and reserve estimates undertaken in January and February, 2011, upon completion of the estimates by Endeavour Silver.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as an NI 43-101 Technical Report with the Canadian Securities Administrators (CSA) pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

3.0      RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying on the property.

Micon audited Endeavour Silver’s previous December 31, 2009 resource and reserve estimates. The results of the 2009 estimates were published in a Technical Report dated March 15, 2010. The 2009 resource and reserve estimates have been superseded by new estimates which were completed by Endeavour Silver in early January, 2011, but have an effective date of December 31, 2010. The December 31, 2010, estimates conform to the presently accepted industry standards and definitions for resource and reserve estimates, are compliant with the CIM definitions required by NI 43-101 and, therefore, are reportable as mineral resources and reserves by Endeavour Silver.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver’s presentation of the project data from previous operators and from Endeavour Silver’s mining and exploration experience in the Guanajuato project in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the Guanajuato Mines project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements also are provided for information purposes only and Micon offers no opinion in this regard.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports, information supplied by the various companies which have conducted exploration on the property, and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The figures and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs were taken by Mr. Charley Murahwi during the Micon site visits. Where the figures and tables are derived from sources other than Micon, the source is acknowledged below the figure or table.

4.0      PROPERTY DESCRIPTION AND LOCATION

The Guanajuato Mines project is located in the state of Guanajuato, Mexico, as shown in Figure 4.1. It consists of three operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and gravel roads. The Golondrinas mine is 3.5 km to the southwest of Cebada. The ore sourced during 2010 from the Cebada and Bolañitos mines was trucked to the Bolañitos plant for campaign processing.

Figure 4.1
Guanajuato Mines Project Location Map

Figure provided by Endeavour Silver Corp.

Figure 4.2 is a map illustrating the claims included in Endeavour Silver’s Guanajuato Mines project.

Figure 4.2
Guanajuato Mines Project Claim Map

Figure provided by Endeavour Silver Corp.

The Cebada mine exploits the Veta Madre (Mother Lode) which has historically been host to some of the richest silver mines in the world. The Bolañitos and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato. Coordinates of the Cebada mine shaft, the approximate centre of Guanajuato Mines project, are given in Table 4.1.

Table 4.1
Coordinates of the Cebada Mine Shaft

Coordinates	Geographic	UTM
North	21° 03’ 45”	2,330,550
East	Not applicable	263,851
West	101°16’ 23”	Not applicable

Table provided by Endeavour Silver Corp.

In 2007, Endeavour Silver acquired the Guanajuato Mines project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asuncion (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asuncion is very close to the Mina Bolañitos and is currently connected underground to the Mina Bolañitos.

The Guanajuato Mines project consists of 17 properties totalling 2,314 hectares (ha) including three operating silver (gold) mines (Bolañitos, Lucero and Cebada), several past-producing silver (gold) mines, and the 600 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and purchased by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

Minas de la Luz signed a mining exploitation contract with subsidiaries of Met Mex Peñoles (Met Mex) on April, 2002. Through this contract, Minas de la Luz had the right to develop, explore and exploit the lots listed in Table 4.2, as well as the right to use the mining works, the processing plant, the tailings pond, operating or not, offices, shops, warehouses, the housing compound for the employees, the clinic located in the town of La Luz, two ranch ruins, two houses in the mine compound and all the terrains that are in the facilities of which it is the owner.

Subsidiary companies of Met Mex are Compañia Minera Las Torres, S.A. de C.V. (Minera Las Torres) and Compañia Minera La Parreña, S.A. de C.V. (Minera La Parreña).

Minera Las Torres was the holder of the rights for the lots identified in Table 4.2.

Table 4.2
Summary of the Lots Owned by Minera Las Torres

Lot	Title Number	Lot	Title Number
Unificación Golondrinas	188680	Ana Rosa	191492
Virginia	189038	Bolañitos	171538
Susy	191487	El Puertecito	171537
Chuyita	191489

Table provided by Endeavour Silver Corp.

Minera La Parreña owned a mineral processing plant, with a capacity of 600 t/day, property including 7 houses and a clinic located in the town of La Luz, and the lots identified in Table 4.3.

Table 4.3
Summary of the Lots Owned Minera La Parreña

Lot	Title Number
El Dollar	212398
La Paz	172120
Marion	189037
La Trinidad	195076
Ampliación la Trinidad	190961

Table provided by Endeavour Silver Corp.

The mining lots are located in the district of Mineral de La Luz, and were in compliance with all the obligations that the holders had according to the Mining Law and its regulations, including those regarding the payments required on mining concessions for exploration and exploitation. There is no tax, affectation or any limitation on these lots.

In September, 2003, Minas de la Luz modified the original contract with Met Mex to add a lot named La Cebada owned by Minera Las Torres.

In August, 2005, there was another modification to the contract, in which it is noted that the mining concessions for the lots of which Minera La Parreña was the owner, now belonged to Exploraciones Mineras Parreña S.A. de C.V. (Exploraciones Mineras Parreña) which acquired the concessions for these lots through a spin off. Once Endeavour Silver purchased the concessions and bought the royalty the contract expired.

Minas de la Luz was responsible for the environmental, physical and chemical stability of the terrain, tailings pond, waste and mining works during the effective contract period, as well as preventing any acid drainage generation.

In 2010, Endeavour Silver acquired the Belén II and Ampliacion de Belén properties (192 ha), located approximately 2.5 km east of Endeavour Silver's Lucero silver-gold vein discovery and midway between the operating Bolañitos and Cebada mines. Endeavour purchased a 100% interest in the Belén properties by paying 2.5 million Mexican pesos. The properties are subject to a 15% advance production royalty (already paid) and a 2% NSR royalty on future mineral production.

In 2010, Endeavour Silver also optioned the Juanita and Tajo de Adjuntas properties (57 ha), located about 4 km southeast of Lucero at the south end of the La Luz vein system. Endeavour can acquire the Juanita and Tajo properties by paying US $50,000 for each, in staged payments over a 3 year period and subject to a 2% NSR royalty.

The mineral concessions owned by Endeavour Silver are summarized in Table 4.4.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide access for exploration and exploitation purposes. Table 4.5 summarizes the surface access rights as at December 31, 2010.

Table 4.4
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2011 Annual Taxes (Pesos)
		From	To		1st Half	2nd Half
La Cebada	171340	20/09/82	19/09/32	353.0373	41,247	41,247
El Puertecito	171537	20/10/82	19/10/32	441.9481	51,634	51,634
Bolañitos	171538	20/10/82	19/10/32	305.4762	35,690	35,690
La Paz	172120	26/09/83	25/09/33	413.0599	48,259	48,259
Unif. Golondrinas	188680	29/11/90	28/11/40	361.6543	42,253	42,253
Marion	189037	5/12/1990	4/12/1940	1.0498	123	123
Virginia	189038	5/12/1990	4/12/1940	7.1339	833	833
Ampl. de la Trinidad	190961	29/04/91	28/04/41	4.6061	538	538
Susy	191487	19/12/91	18/12/41	35.4282	4,139	4,139
Chuyita	191489	19/12/91	18/12/41	43.3159	5,061	5,061
Ana Rosa	191492	19/12/91	18/12/41	96.7364	11,302	11,302
La Trinidad	195076	25/08/92	24/08/42	4.4800	523	523
El Dolar	212398	4/10/2000	3/10/1950	3.1979	374	374
Belén II	218896	23/01/03	22/01/53	92.6934	6,153	6,153
Ampliacion de Belén	194930	30/07/92	29/07/42	99.1049	11,579	11,579
Tajo de Adjuntas	231210	25/01/08	24/01/58	15.0000	120	120
Juanita	217034	14/06/02	13/06/52	36.5196	2,424	2,424
Totals				2,314.4419	262,252	262,252

Table provided by Endeavour Silver Corp.

Table 4.5
Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Area (ha)	Validity	Term	Annual Cash Payments (pesos)
Eliseo Morales	BolañitosNorth	40	10 Years	24/09/2010 - 2020	30,000
Felipe Herrera	Belén	266	5 Years	20/11/2010-2015	10,000
Raul Cuevas	Belén	120	3 Years	21/01/2010 - 2013	36,000
Guadalupe Huerta	Belén	20	5 Years	14/12/2010 - 2015	10,000
Florentino Ortega Camarillo	El Sauz	30	15 Years Renewable	01/12/2007 - 2022	30,000
Pablo Vallejo Sandoval	San Ignacio del Puertecito "C"	10	5 Years Renewable	01/02/2008 - 2013	30,000
Benjamin Tapias Cruces	Golondrinas	91	15 Years	01/12/2007 - 2022	24,000
Alfredo Ortega Gonzalez	Cuesta de Los Burros	30	15 Years Renewable	01/12/2007 - 2022	24,000
Ignacio Camarillo Velasquez	San Ignacio del Puertecito	30	2 Years Renewable	14/05/2010 - 2012	150,000
Maria Concepcion OrtegaCamarillo	Las Golondrinas	29	5 Years Renewable	26/09/2008 - 2013	55,000
				Total	399,000

Table provided by Endeavour Silver Corp.

At an exchange rate of 1 US dollar to 12.10 Mexican Pesos, Endeavour Silver’s annual taxes are US $21,673.72 per half year for a total of US $43,347.44 per year. At the same exchange rate the cost of Endeavour Silver’s surface access rights is US $32,975.21 per annum.

4.1      SAFETY

In 2009, a number of advances were made in safety at the Guanajuato Mines project. Safety talks and demonstrations were undertaken at Guanajuato with more than 11,182 hours of training recorded in 2009. Endeavour Silver recorded 18,684 hours of safety training in 2010. Eleven lost time accidents were recorded; however, these were generally considered to be low risk accidents. 3,424 hours of mine rescue training were conducted which includes advanced first aid, fire fighting, ventilation, use of Draeger re-breathing equipment, rescue knots, and use of explosives, discussions about H1N1 and personal hygiene training by a local Guanajuato firemen team and MEXVOL explosive company.

The Guanajuato safety department undertakes all inductions of new personnel to train them in the basics of mine and plant safety, monitors housekeeping and sign installation and is also involved with the environmental department. Safety talks are given at the beginning of each shift to reinforce safety in the workplace. Safety training at the mines includes the Five Point Safety method, first aid, use of PPE (personal protective equipment – helmet, safety glasses, steel toe boots, gloves and hearing protection), as well as, talks on explosives, barring down, identification of risks, lock-out/tag-out of equipment, prevention and fighting of fires, mining gases and ventilation. In addition to the underground personnel, personnel in the plant (mill) and the other departments all receive safety training.

In 2009, Endeavour Silver conducted 2,400 safety audits that involved management and workers undertaking detailed audits and these, like the safety training, are ongoing throughout the year. Also in 2009, Endeavour Silver introduced a Safety Monitoring system at Guanajuato to aid the safety department and make people more responsible for their own safety. At Guanajuato, safety is also an element in the production bonus system and, in 2008, management introduced the Chairman’s and President’s Safety Awards (annual and quarterly safety awards) which provided incentives for all personnel to work safely. Safety at the Guanajuato Mines project involves all of the daily activities and Endeavour Silver has made work safety its first priority.

4.2      ENVIRONMENTAL

At Guanajuato, Endeavour Silver continues to improve the level of housekeeping and the management of toxic substances. A new facility constructed in 2008 for the temporary storage of oil, used filters, contaminated soil, etc. is in use and materials from this storage facility are disposed of at an official site in Zacatecas. Installed oil traps in the mechanic shop and jackleg repair shop are inspected regularly.

In the processing plant, a shower and hand washing area was installed as a preventative measure to aid in retarding or preventing acid and chemical burns.

Presently the environmental department is monitoring the new assay laboratory for emission contaminants. Endeavour Silver has been notified that the laboratory is operating within all of the current parameters for the emission of contaminants. Nevertheless, Endeavour Silver has installed fans as a further preventative measure.

Endeavour Silver continues to store scrap metal and conducts frequent scrap sales and/or recycling to avoid build up of junk on site.

In 2009 plans for the construction of a water treatment plant were completed and approved with the construction completed in 2010.

In September, 2009, Endeavour Silver received the Licencia Ambiental Unica (LAU) from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This license indicates that Endeavour Silver is working in accordance with all the Mexican environmental regulations. Endeavour Silver is also in compliance with the Programa de Auditoria Ambiental de la Procuradia Federal de Proteccion al Ambiente de Gobierno Federal.

5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY

The Guanajuato Mines project is located north of the city of Guanajuato, capital of the State of Guanajuato, which is approximately 430 km northwest of Mexico City. The city of Guanajuato has a population of approximately 150,000 and is the host of several universities and post-secondary schools, including a mining college. The city is well maintained with numerous hotels, restaurants and museums. Tourism, which is comprised primarily of Mexican nationals, is the principal industry of the city.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato, at elevations ranging from 2,000 to 2,600 m.

International access to Guanajuato is relatively good as the Leon/Guanajuato international airport has daily services from Los Angeles, Dallas/Fort Worth, Houston and Mexico City, giving many options for travelling to and from the project. The airport is located between the large city of Leon, which has over 1 million inhabitants, and the city of Guanajuato. Guanajuato is approximately a 25 to 30 minute drive from the airport on a toll highway. From Guanajuato, the properties are accessible via a gravel road, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos or Golondrinas mines. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Power supply to the Guanajuato Mines project is provided by the national grid (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Guanajuato Mines project. However, the satellite phone and internet services are slow and sometimes unreliable. There is no cell phone service at any of the mines.

The climate is generally dry with sporadic, often violent thunderstorms in the summer months which are also the source of most of the precipitation for the area. The average precipitation is about 600 mm, which occurs primarily between May and October. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Generally, the thunderstorms occur in the late afternoons. The winter months are cool and dry, though some rain does occur. Daytime highs in the winter are generally 15 to 25°C and overnight lows can drop below freezing. The winter is the windy season and winds can be very strong.

Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, with larger trees found near springs and streams. The area is mainly devoid of trees, although, in the valleys and where reforestation has taken place, there are stands of trees. The Encino tree is a protected species in the area. In the higher elevations, sheltered areas can be home to pine forests.

Even though there is a reasonable amount of rainfall each year, most of the creeks in the area are usually dry, with the exception of the man-made reservoirs surrounding the city of Guanajuato. Some cattle and/or goat grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops.

At each of the mine sites, the required water for the operations is supplied from dewatering of the mines. The tailings facility at Mina Bolañitos is set up to recycle all water back into the processing plant.

Endeavour Silver provides limited housing for employees, apart from offices, warehouses and other facilities. Most of the work force lives in the nearby communities and Guanajuato. There is an ample supply of skilled labour in the area due to its long mining history. Figure 5.1 is a view of the town of La Luz. La Luz is close to the Bolañitos mine and plant and is home to many of the employees of Endeavour Silver’s Guanajuato Mines project.

Figure 5.1
View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato

Figure provided by Endeavour Silver Corp.

6.0      HISTORY

6.1      MINING IN MEXICO

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence. In 1810, the yearly mining production fell in Mexico from $27,000,000 to $5,000,000 and this state of affairs continued until 1821 with the expulsion of the Spaniards.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according the best estimates from 1522 to 1879, the production of precious metals in Mexico was about $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately $8,173,565 and the annual product nearly $10,000,000.

In the early days, 90% of all the ores were amalgamated with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also had gold to some extent.

6.2      GUANAJUATO MINING DISTRICT

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca empire which was colonized by Nuño de Guzmán in 1540.

It is suspected that (but not known if) the indigenous peoples rather than the Spanish colonists first began mining in the Guanajuato district. However, mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain). The following is a brief timeline of the history of the Guanajuato mining district:

  Pre-Conquest: Martin notes in his 1906 volume on the mines of Guanajuato that “there is reason to believe that the Peregrina mine was being worked and big quantities of ore being taken out by the Indians before Cortez ever set foot in the country.”

  1548: The first silver vein, San Bernabé (La Luz), was discovered by a local mule driver. In these early years the silver ore was hand mined and transported by mule to Zacatecas to be milled.

  1550: Juan de Rayas discovered the Veta Madre system at the site where the present day Rayas shaft is located. This discovery triggered an exploration rush that saw the discovery of the Valenciana, Tepeyec, Mellado, Cata and Sirena silver occurrences.

  1726: Don Jose de Sardeneta y Legaspi introduced gunpowder to be used for blasting. Prior to this, production was very limited as the method of extracting ores was by fire, where the rock face was heated and then quickly quenched with water, shattering the rock. Construction began on the Rayas shaft.

  1760 to 1770: Antonio Obregón y Alcocer, who later became Count Valenciana, completed a number of exploration ventures, culminating with the discovery of the Valenciana ore-shoot and the development of the Valenciana mine.

  1771: Immense masses of silver sulphides, mixed with ruby silver and native silver were discovered at Valenciana. At the time, the Valenciana mine was estimated to be producing one-third of the world’s silver. Production was increased under the Count’s direction, and the Santo Cristo de Burgos shaft was sunk to a depth of 150 m.

  1775: The San Antonio shaft on the Valenciana vein was sunk to a depth of 227 m.

  1760 to 1810: Martin notes that during this period the Guanajuato mines accounted for 30% of the entire Mexican production and 20% of the entire world’s output of silver.

  1810 to 1868: Production stopped as the result of the War of Independence from Spain.

  1810: In September, Hidalgo began his revolt against Spain. In the City of Guanajuato all foreigners’ property was seized and their homes destroyed. Hidalgo took the Alhóndiga de Granaditas (public granary) and massacred most of the people taking refuge in it.

  1821: Revolutionaries burned all the mining installations, including the headworks of the newly-built Valenciana shaft.

  1868: The Valenciana mine was reopened by British investment capital.

  Between 1887 and 1889, the production from the mines of Guanajuato accounted for as much as US $14.4 million or approximately 2.88 million British pounds.

  1906: Martin noted that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

  1910 to 1920: Mexican revolution; mining ceased or declined during this period with the destruction of a great many mines and infrastructure.

  1936: Peñoles tested the Veta Madre with four diamond drill holes.

  1939: Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (SCMMSFG) became the legal owner of the properties of the Guanajuato Reduction and Mines Company. Starting out with no mineral reserves and working capital, the new Cooperative had a very difficult time conducting exploration and mining with outdated equipment.

  1947-1949: The Fresnillo Company, a division of Peñoles, completed a diamond drilling program consisting of 9 holes which intersected the Veta Madre 80 m to 150 m below the lowest existing workings.

  1968: Fresnillo discovered the Torres-Cedros deposit during an exploration and drilling campaign.

  1973: The SCMMSFG discovered the Clavo de Rayas “bonanza” mineral shoot.

6.3      GUANAJUATO MINES PROJECT

Below is an abbreviated timeline of the history of Endeavour’s Guanajuato Mines project since the 1960s.

  1968: The Fresnillo Company acquired additional claims and incorporated Negociación Minera Santa Lucía (now Cebada) and the Peregrina mine.

  1973: The contracting company Tormex S.A. completed a photogeological study in the area of the Cebada mine holdings.

  1976: The Cebada mine began production. Between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver.

  2003: The Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.

  2007: Endeavour Silver acquired the Guanajuato Mines Project from Peñoles, the owner at the time, and Minas de la Luz, the operator at the time, which included, Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asuncion (as well as a few other currently closed mines). Minas de la Luz was kept on as the operator of the mines until June, 2007, when Endeavour Silver assumed control. Mina Asuncion is very close to the Bolañitos mine and has recently been connected to the Bolañitos mine.

Records from the mining operations provide surveyed information of the historical workings and channel sample data from stopes, raises and drifts excavated on the mineralized zones. Limited drilling on the properties has been conducted during the past 20 years, and none during the 10 years before Endeavour Silver took control. Several well mineralized and high-grade drill holes completed by Peñoles have not yet been followed-up and these contribute to the remaining exploration potential for the property. Endeavour Silver believes that surface mapping and exploration, together with compilation of the Peñoles data, should help to identify some new veins, breccia/stockwork zones and related splays for future drilling.

There is potential both along the strike of the veins and at depth below the old workings. These areas are largely untested and present a major exploration target for Endeavour Silver.

6.3.1      Endeavour Silver 2007 Exploration Program

In 2007, Endeavour Silver spent approximately US $842,000 on exploration of the Guanajuato Mines project. The exploration program consisted of 13 surface diamond drill holes totalling 3,513 m at the Cebada mine and 2 underground diamond holes totalling 58 m at the Golondrinas mine. A total of 1,091 samples were also collected and submitted for assay. The March, 2009, Micon Technical Report contains a summary of Endeavour Silver’s 2007 surface and underground exploration programs in Section 6. A detailed description of the 2007 exploration program was recorded in the March, 2008, Technical Report by SRK. The SRK Technical Report is filed on SEDAR.

6.3.2      Endeavour Silver 2008 Exploration Program

In 2008, Endeavour Silver’s exploration drilling at Guanajuato was focused in two areas:

1)	Testing several targets along the Veta Madre vein structure close to the Cebada mine.

2)	Testing several targets along the La Luz vein structures (La Luz consists of multiple sub-parallel veins) close to the Bolañitos mine.

The 2008 drilling program was successful in expanding the 3785 (Robbins #5) mineralized zone discovered near the Cebada mine in 2007, and discovering new high-grade silver-gold mineralized zones in four other target areas: the Bolañitos, Santa Maria, San José and Lucero vein prospects near the Bolañitos mine.

Within the Guanajuato district, the Veta Madre vein typically forms a central lode, with hanging wall and footwall splays, occupying a major fault structure, whereas the La Luz veins form a swarm of sub-parallel veins occupying lesser fault structures. The Cebada mineralized bodies were typically larger and had greater vertical extent (500+ m) than at La Luz but the Bolañitos mineralized-bodies were more numerous.

During 2008, Endeavour Silver spent US $3,431,207 on exploration activities on the Guanajuato Mines project. The exploration drilling program included 5,241 m in 15 surface diamond holes at the Cebada mine and 16,012 m in 55 surface and underground diamond drill holes at the Golondrinas and Bolañitos mines. A total of 3,662 samples were collected and submitted for assay.

In 2008, surface mapping and sampling in the Cebada, Bolañitos and Golondrinas mines areas continued to be an important part of the Guanajuato exploration program. Even though these properties have had a long mining history, detailed geological maps of sufficient quality for defining drill targets did not exist. In addition, many concessions in the Guanajuato district remain under-explored.

A detailed description of Endeavour Silver’s 2008 exploration and drilling programs is contained in Sections 10 and 11 of Micon’s March, 2009 Technical Report, which is filed on SEDAR.

6.3.3      Endeavour Silver 2009 Exploration Program

In 2009, Endeavour Silver spent US $897,935 (including property holding costs) on exploration activities on the Guanajuato Mines project.

In 2009, Endeavour Silver conducted a surface diamond drilling program focused on following up several of the new discoveries made near its operations at the Guanajuato Mines project and testing new prospective targets within the district. The primary goal of this program was to expand reserves and resources. Exploration drilling was focused in two main areas: exploring the Lucero-Karina-La Joya vein system to the south of the Bolañitos mine area in the La Luz district in order to potentially add new mineralized material to the mine plan for development and production; and exploring the extension of the Veta Madre structure, northwest of the Endeavour Silver’s Cebada mine, for the potential to develop future resources and production.

During 2009, Endeavour Silver completed 4,390 m of drilling in sixteen surface diamond drill holes at the Guanajuato Mines project. A total of 1,281 samples were collected and submitted for assay.

During 2009, Endeavour Silver also conducted an extensive surface mapping and sampling program covering a number of veins and geological features. This information assisted Endeavour Silver in confirming that the vein exposures and zones of argillization have been interpreted correctly as the surface expressions of the veins either intercepted by drilling or being developed underground.

Surface mapping also resulted in the discovery of a new vein, named the La Joya, which was discovered in an outcrop, with some encouraging assays above 1 g/t gold and 100 g/t silver being returned from rock chip samples.

A detailed description of Endeavour Silver’s 2009 exploration and drilling programs is contained in Sections 10 and 11 of Micon’s March, 2010 Technical Report, which is filed on SEDAR.

6.4      HISTORICAL PRODUCTION

Mining in the Guanajuato district extends back to at least 1548 when the mines were first worked by the Spanish. The total production from this district is estimated at about 6 million oz of gold and 1.2 billion oz of silver.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanajuato mining district was not spared during this period.

It is evident that historical production has occurred in the Guanajuato mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Nueva España. However, Micon does not have access to any historical records of the actual silver and gold production from the Guanajuato mining district.

In 2006, before Endeavour Silver took control, the previous operator Minas de la Luz produced 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines. The Bolañitos plant operated at about 43% of its capacity. Endeavour Silver has made a number of improvements and efficiencies which have increased the throughput of the plant.

In 2010, the Bolañitos plant produced 943,423 oz silver and 12,914 oz gold from 194,923 tonnes of ore grading 177 g/t silver and 2.40 g/t gold. Silver and gold recoveries averaged 85.5 and 86.0%, respectively. Recent production statistics (2006 to 2010) are summarized in Table 6.1.

Table 6.1
Production Statistics for the Guanajuato Mines Project

Operator	Year	Tonnes	Grade (g/t)		Production (ounces)
			Gold	Silver	Gold	Silver
Minas de la Luz	2006	76,532	1.62	128	3,349	255,766
	2007	------	----	----	-----	------
Endeavour Silver	2007	58,077	1.50	136	2,152	195,696
	2008	100,312	1.35	170	3,660	465,867
	2009	154,196	2.13	188	8,775	784,974
	2010	194,923	2.40	177	12,914	943,423
Total		584,040	1.64	141	30,850	2,645,726

Table provided by Endeavour Silver Corp.

6.5      RESOURCE AND RESERVE ESTIMATES PRIOR TO DECEMBER, 2010

Historical resource and reserve estimates are not discussed in this report because they are not CIM compliant and have been superseded by CIM compliant estimates.

Prior to this report, three previous resource and reserve estimates for the Guanajuato Mines project were reported by Endeavour Silver. All of these previous estimates were contained in Technical Reports filed on SEDAR.

The first Technical Report was issued by SRK Consulting (SRK). This Technical Report was entitled “NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March, 2008.

The second Technical Report was issued by Micon. The report was entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 18, 2009. This report has also been filed on SEDAR and is available to the public.

The third Technical Report was also issued by Micon. The report was entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 15, 2010. This report has also been filed on SEDAR and is available to the public.

The resource and reserve estimates contained in the previous 2008 to 2010 Technical Reports comply with the CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

Since the last resource and reserve estimate was completed in March, 2010, Endeavour Silver has conducted further diamond drilling and underground development and has completed a new resource and reserve estimate for the Guanajuato Mines project. Micon has audited Endeavour Silver’s new resource and reserve estimate for the project and the discussions related to the new estimate are located in Section 17 of this report. The new resource and reserve estimate conducted by Endeavour Silver and audited by Micon complies with the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

7.0      GEOLOGICAL SETTING

The following description of the geological setting for the Guanajuato property has been copied from the March, 2009 and 2010 Micon reports, and was originally excerpted and edited from the March, 2008, SRK Technical Report.

7.1      REGIONAL GEOLOGY

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

7.1.1      Stratigraphy

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figures 7.1 and 7.2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

7.1.1.1     Esperanza Formation (Middle to Upper Triassic)

The oldest rocks in the area comprise the Esperanza Formation made up of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic to basaltic lava flows, all weakly metamorphosed to phyllites, slates and marble. The thickness of this unit exceeds 600 m though the true thickness in unknown. It is middle to upper Triassic in age. Pervasive propylitic alteration is common.

7.1.1.2     La Luz Formation (Upper Triassic to lower Jurassic)

The La Luz Formation which overlies the Esperanza consists primarily of interbedded clastic sedimentary rocks and tholeiitic massive and pillow basalts that are dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulphide occurrences have been noted. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite. These form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

Figure 7.1
Regional Geology of the Guanajuato Mining District

Figure adapted from the March, 2008 SRK Report.

Figure 7.2
Stratigraphic Column for the Guanajuato Mining District
(From the Geological – Mining Monograph for Guanajuato State, COREMI)

Figure adapted from the March, 2008 SRK Report.

7.1.1.3     Guanajuato Formation (Paleocene to Eocene)

The red Guanajuato conglomerate lies unconformably over the Esperanza and less frequently on the La Luz andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units cemented by a clay matrix. It also contains some interlayers of sandstone. At its base, there are beds of volcanic arenites and andesitic lavas. The Guanajuato conglomerate has been estimated to be 1,500 m thick. Vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998), contemporaneous with the conglomerates, indicate that the unit is Eocene to Oligocene in age.

7.1.1.4     Loseros Tuff (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.1.1.5     Bufa Rhyolite (Cenozoic)

The Bufa rhyolite is a felsic ignimbrite ash-flow tuff that is approximately 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At El Cubo, it has three mappable units: a lower breccia overlain by a dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

7.1.1.6     Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks. These include low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreato-magmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue colour to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

The Calderones Formation overlies the Bufa with a contact at El Cubo marked by a mega-breccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz or Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

7.1.1.7     Cedros Andesite (Cenozoic)

The Calderones Formation passes upward into the Cedros andesite, which is a package of lava flows and associated tuffs of andesitic to possibly basaltic composition. The Cedros andesite is made up of grey to black andesite lava flows, in places with interbeds of pyroclastic materials. The total thickness varies from 100 to 640 m.

7.1.1.8     Chichindaro Rhyolite (Cenozoic)

This is the youngest volcanic unit in the Guanajuato mining district. It forms large domes and lava flows, along with associated ignimbrites and volcanic breccias. In places, the rhyolite domes contain disseminated tin and vapour-phase cavity-filling topaz distributed along the flow foliation. Three K-Ar ages have been obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) of 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.1.1.9     Comanja Granite (Cenozoic)

The Comanja granite is an important unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. Its age is Eocene and it has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). This defines the youngest age for the Bufa formation, the youngest unit cut by the granite.

The volcanic activity that produced the bulk of the upper volcanic group had stopped by the late Oligocene, although there was some eruptive activity as recently as 23 Ma (early Miocene). The Sierra Madre Occidental belt appears to have been uplifted as the result of the combination of basin and range tectonics and the opening of the Sea of Cortez. Post volcanism, there was a period during which peneplanation took place, with uplift beginning probably toward the end of the Miocene with the onset of block faulting that resulted in the present geomorphology of the belt.

7.1.2      Structure

The structural setting of the Guanajuato district was briefly described in the March, 2008, Technical Report by SRK. The following description of the structural setting has been excerpted from that report.

“Randall et al (1994) originally proposed a caldera structure for the Guanajuato Mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato Mining district there are three major mineralized fault systems, the La Luz, Sierra, and the Veta Madre systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long.”

In March, 2008, Tony Starling of Telluris Consulting Ltd. (Telluris Consulting) made a 7 day field visit to the Guanajuato mines and deposits on behalf of Endeavour Silver. The emphasis of this visit was placed on the La Luz and Cebada mine areas. The aim of this structural study was to provide a detailed appraisal of the control of mineralization in the Guanajuato group of deposits to generate a model that could be applied to near-mine exploration.

The preliminary conclusions of this structural geology study are summarized as follows:

  Pre-mineralization deformation occurred during the Laramide orogeny (~80-40 Ma) with two main phases; NE-SW to ENE-WSW compression followed by a swing to NNE directed compression. This resulted in pre-mineral folds and thrusts in the Esperanza Formation at the Cebada Mine trend WNW.

  Early post-Laramide extension (~30 Ma) was oriented N-S to NNE and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a NNW-trending terrane boundary which was reactivated as a sinistral transtensional fault zone during early stage intermediate-sulphidation style mineralization.

  Regional extension then rotated abruptly to the ENE-WSW (~28 Ma) resulting in early stage basin and range deformation and block faulting at Guanajuato. The second stage of mineralization occurred at Guanajuato during this event and resulted in tilting of the sequence to the NE along NNW-trending listric (?) fault zones such as the Veta Madre.

  Following mineralization, ENE extension continued to around 12 Ma when it began to rotate to the NW (under the influence of the San Andreas system) and at the present day probably is oriented N-S due to subduction along the Trans-Mexico Volcanic Belt (post-mineralization graben formation).

  Regionally the two extensional events active around the time of mineralization appear to have resulted in two phases of mineralization (30-27 Ma?) at Guanajuato, a phenomenon which has been seen in other important epithermal vein districts in the Altiplano such as Zacatecas-El Orito and San Sebastian-Don Sergio.

  Along the Veta Madre system ore shoots were controlled during early-stage mineralization by anti-clockwise strike-swings along the main structure and at intersections with WNW and NE fault zones (<2,100 m?). These tended to generate relatively steep ore shoots plunging to the south along the Veta Madre.

  During the second phase, early basin and range deformation, the listric block faulting and tilting accompanying mineralization reactivated parts of the Veta Madre and developed new systems such as La Luz (>2,000 m?). The veins at La Luz appear to have formed as extensional arrays between reactivated WNW fault zones acting as dextral transtensional structures.

  The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits ore shoots have more than one orientation and that there are vertical gaps in ore grade.

  With the protracted tectonic evolution at Guanajuato there appears to have operated structural and hydrothermal telescoping along with pinching of ore shoots due to changes in dip and/or strike. There is potential to find extensions to mineralization below barren horizons and high-level ore bodies that are blind to surface.

7.2      PROJECT GEOLOGY

The most important mineralization in the Guanajuato mining district consists of epithermal silver-gold veins formed 27.4 ±0.4 Ma (Buchanan, 1975). Mining of these veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Veta Madre and La Sierra, which are illustrated in Figures 7.3 and 7.4. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Veta Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins in the district strike parallel to the Veta Madre.

Figure 7.5 is a surface map showing the veins and concession boundaries for the Bolañitos and Golondrinas mines.

Figure 7.3
Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato

Figure from the Telluris Consulting Report, 2008.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

Endeavour Silver currently has three mines at Guanajuato that are in operation. These are the Cebada mine, exploiting the Veta Madre, and the Bolañitos and Lucero mines which exploit various north-northwest striking veins in the La Luz vein system shown in Figure 7.3. At Mina Asuncion, another of Endeavour Silver’s mines in La Luz, Endeavour Silver was extracting previously broken ore left behind in old stopes. There are a number of other mines not currently in operation, such as the San Roman mine in the La Luz system, which is contained within Endeavour Silver’s land concessions.

Figure 7.4
Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins

Arperos
La Luz
VETA LA LUZ
VETA MADRE
Santa Rosa
Monte de San Nicholas
VETA LA SIERRA
Bajio Fault
La Aldana Fault
VETA AMPARO
El Cubo
VETA EL CUBO
N
LEGEND
Quaternary
Alluvium
Mafic intrusives and flows
Tertiary Paleocene
Calcalkaline volcanic sequence
Continental sedimentary rocks
Comanja granite
Cretaceous
Felsic and mafic intrusives
Metamorphosed volcano-sedimentary sequence
Endeavour concession
Veins
0
5 km
Scale

Figure adapted from the March, 2008 SRK Report.

Figure 7.5
Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato

Figure adapted from the March, 2008 SRK Report.

8.0      DEPOSIT TYPES

The Guanajuato silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of andesite flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Guanajuato Mines project has yet been established precisely. However, drilling at Cebada suggests that the top of the boiling zone is just below surface, since mineralization is spotty on surface above the deposit. The bottom is not currently known. In La Luz, veins with weak mineralization have been observed on surface. In summary, the initial drilling suggests a vertical extent of mineralization around 250 m to 300 m in the La Luz system.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

Figure 8.1
Alteration Mineral Distributions within a Low Sulphidation System

Acidic Alteration
(Kaolinite +/- Alunite +/- native S - opaline Silica
(Steam-heated Alteration)
Chalcedony Blanket
Paleo Surface
Hot Springs
Water Table
Sinter Terrace
Sericite/illite
+/- Adularia
Chlorite-calcite
+/- Epidote
Permeable Lithology
Vein Ore
50 - 100
50 - 100
metres
Vein Ore
Crustified Quartz/Chalcedony-carbonates
+/- Adularia +/- Barite/Fluorite
Smectitete/Mixed-layer Clay
+/- Chlorite

Figure taken from Pressacco, 2005.

9.0      MINERALIZATION

The following description of the mineralization of the Guanajuato property has been copied from the March, 2009 and 2010 Micon reports, and was originally excerpted and edited from the March, 2008, SRK Technical Report.

Mineralized veins on the Guanajuato Mines project consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulphide-rich bands within the veins, with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. The mineralization is generally associated with the phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structure.

The textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting. There are examples of both syn- and post-kinematic mineralized veining within Endeavour Silver’s concessions. All of the mineralized structures within Endeavour Silver’s concessions are hosted within the Esperanza and La Luz formations.

9.1      VETA MADRE VEIN

The Veta Madre is the main mineralized structure in the Guanajuato mining district. The vein typically strikes about 310° to 345° and dips 50° to 70° to the west. It can be traced for more than 20 km in a shear zone which can be over 200 m thick. It contains five major mines, all of which are in operation, or currently being explored. Most of the major mineralization is concentrated near the footwall of the fault. The vein commonly displays brecciated and comb-type banded textures, with strong areas of sericitic and occasionally potassic alteration. The Cebada mine is Endeavour Silver’s only mine on this system and is located at the northern limit of known economic grade mineralization.

A detailed petrographic study of fluid inclusion and gangue mineral textures conducted on deposits in the Veta Madre system indicated systematic trends in the types of fluid inclusions present and the gangue mineral type and texture (i.e. type of silica, presence or absence of bladed calcite) and ore grades (Moncada et al, 2008). The study indicated that areas of the Veta Madre that have high precious metals grades are associated with areas with liquid-rich and vapour-rich inclusions that provide evidence for boiling. Areas with high silver and gold grades are also associated with bladed calcite which is characteristic of boiling hydrothermal fluids. Areas of most intense boiling are associated with both bladed calcite and silica pseudomorphs after bladed calcite. These observations were incorporated into a geographical information platform to define potential geospatial correlations between the fluid inclusion characteristics, the gangue mineral textures and ore grades. These results may possibly be used to predict ore grades based on petrographic observations of fluid inclusion and mineral textures and provide a relatively simple and rapid tool for evaluating veins along unexplored portions of the Veta Madre and in other epithermal silver systems. Importantly, evidence of boiling in the deepest levels of the Veta Madre suggests that additional silver±gold resources are likely to occur at depths below the deepest levels of current mining activity.

9.2      LA LUZ VEINS

The mineral zones of the La Luz vein system are spread over a zone some 8 km wide and include the more significant veins of La Luz, Bolañitos and Los Reyes, as well as countless other parallel striking veins, many of which have been exploited. They generally strike 315° to 360° and dip steeply to the east or the west. In contrast to Veta Madre, individual veins are less extensive and generally no more than 1.5 km in strike length, although the La Luz vein itself is much longer, and the associated structures are much less pronounced than the Veta Madre fault.

There are two operating mines that Endeavour Silver operates on the La Luz vein system. These are the Bolañitos and Lucero mines. Mina Golondrinas, which is now closed, exploited two principal veins, the Los Reyes and Canarios, and a few minor veins that have been worked on. The two principal veins strike northwest and dip steeply to the southwest. The attitudes of the smaller veins are similar to the two major veins; however, in the southeast part of the mine the veins dip in the opposite direction. The Mina Bolañitos exploits the Bolañitos, San José and Soledad veins which strike north-northwest and dip either to the west or east. Soledad is the only vein to dip west. The San José vein splays off the Bolañitos vein in the southern part of the mine. The Lucero vein which also occurs in the Bolañitos area was one of the targets evaluated during the latter half of 2009 and has been in full production in 2010 and has been extended in strike length.

In 2008, surface diamond drilling by Endeavour Silver discovered a new vein, named Lucero, in the footwall of the San José vein (Figure 9.1) . The Lucero vein generally strikes northwest, subparallel to the San José vein, but dips moderately to the west, opposite to the dip of the San José vein. The Lucero vein is located only 35 m from the San José vein. By the end of December, 2008, Endeavour Silver’s development crews had already advanced approximately 100 m and the vein was still open to the northwest and southeast. For this distance, the average grade of the vein was 410 g/t silver and 3.0 g/t gold over a true width of 2.3 m.

In 2009, surface diamond drilling by Endeavour Silver discovered the Karina vein, a new subparallel vein approximately 100 m in the footwall of the Lucero vein.

In 2010, surface diamond drilling by Endeavour Silver discovered two more veins, Fernanda and Daniela, in the footwall of the Lucero and Karina veins.

Reserves and resources have since been estimated for the Lucero and new resources identified on the Karina, Fernanda and Daniela veins. Further exploration and development will continue on these veins in 2011.

Mina Asuncion, located just to the west of Mina Bolañitos, exploits the north-northwest striking, west dipping La Luz vein. Like Golondrinas, larger veins to the west of the Bolañitos-Asuncion mine area dip west, and veins in the east dip to the east.

Figure 9.1
Lucero Vein in the Bolañitos Mine

Figure supplied by Endeavour Silver Corp.

9.2.1      Mineralogical Studies

In 2010, Endeavour Silver contracted Lucas Ochoa Landín, Ph.D. to conduct a mineralogic study on several samples of diamond drill core submitted for the Lucero and Karina veins of the La Luz vein system.

The samples submitted were primarily quartz veins with similar gangue and sulphide mineralogy. The veins are typically comprised of fine-grained banded white quartz vein with late-stage veinlets of calcite. Fragments of argillized wallrock are common. Neither sericite nor adularia was reported for any of the samples studied.

Silver mineralization occurs as disseminations and fine bands of silver sulphosalts mainly accompanied by pyrite and minor sphalerite and chalcopyrite. Silver minerals identified include acanthite-argentite, tenanite-tetrahedrite, pyrargyrite and rare native silver. Sulphides occur mainly as irregular crystals generally <1.0 mm in size, and in most cases <0.2 mm. Enargite (?) was reportedly observed in some samples but this is inconsistent with the low-sulphidation epithermal environment and is probably some other silver sulphosalt. No visible gold was observed in the samples submitted for mineralogic study.

Mineralization is interpreted to correspond to a low sulphidation epithermal system that formed at temperatures between 220º to 280º C and at depths between 300 to 800 m.

One sample of green-coloured altered wallrock adjacent to the Lucero vein was also submitted for mineralogic study. This sample was described in hand specimen as being a strongly silicified volcanic andesite with quartz-pyrite veinlets and late cross-cutting calcite veinlets. The pervasive green colour was attributed to the presence of epidote. In thin section, the rock displayed a distinct trachytic texture with euhedral-subhedral crystals of plagioclase (80%) between 0.2 and 0.5 mm in length. Phenocrysts of possible pyroxene, now altered to chlorite and calcite, were also observed. The texture and composition of the rock corresponds to an andesite flow and the strong pervasive epidotization is probably related to regional propylitization.

10.0      EXPLORATION

Detailed descriptions of Endeavour Silver’s previous exploration programs were recorded in the March, 2009 and 2010 Technical Reports by Micon and are summarized in Section 6 of this report. Only the 2010 exploration program will be discussed in detail in this section.

10.1      2010 GENERAL EXPLORATION AND DRILLING

In 2010, Endeavour Silver spent US $2,694,577 (excluding property holding costs) on exploration activities on the Guanajuato Mines project, as summarized in Table 10.1.

Table 10.1
Summary of the 2010 Expenditures for the Guanajuato Mines Project Exploration Program

Name of Concession/Claim	Description	Pesos	US$
Cebada	Assays	243,422	19,289
	Diamond drilling	5,106,151	404,611
	Field	339,805	26,926
	Housing	59,419	4,708
	Food	25,258	2,001
	Geology and engineering personnel	779,980	61,806
	Roads and drill pads	428,087	33,922
	Salaries	272,052	21,557
	Travel and lodging	20,652	1,636
	Gas	13,025	1,032
	Repair and maintenance	20,217	1,602
	Expenses non-deductable	37,487	2,970
	Subtotal	7,345,555	582,062
Bolañitos	Assays	918,700	72,798
	Consultants	36,005	2,853
	Diamond drilling	16,229,964	1,286,062
	Field	798,162	63,246
	Housing	113,567	8,999
	Food	93,641	7,420
	Geology and engineering personnel	2,041,544	161,772
	Management	1,051	83
	Contractors services	4,722	374
	Reclamation	190,510	15,096
	Roads and drill pads	953,233	75,534
	Salaries	611,225	48,433
	Travel and lodging	81,350	6,446
	Gas	61,874	4,903
	Repair and maintenance	65,464	5,187
	Expenses non-deductable	164,197	13,011
	Subtotal	22,365,210	1,772,219
Belén	Assays	208,412	16,515
	Contract payments and fees	50,000	3,962
	Subtotal	258,412	20,477
Bolañitos North	Assays	85,733	6,794
	Diamond drilling	3,471,051	275,046
	Field	32,806	2,600
	Food	17,135	1,358
	Geology and engineering personnel	283,254	22,445
	Roads and drill pads	108,075	8,564
	Travel and lodging	4,347	344

Name of Concession/Claim	Description	Pesos	US$
	Gas	1,459	116
	Repair and maintenance	21,521	1,705
	Expenses non-deductable	10,710	849
	Subtotal	4,036,091	319,820
	Total	34,005,268	2,694,577

Table provided by Endeavour Silver Corp.

10.1.1     Drilling

During 2010, Endeavour Silver completed 21,201 m of drilling in 67 surface diamond drill holes at the Guanajuato Mines project. A total of 5,566 samples were collected and submitted for assay. Exploration drilling undertaken during 2010 is summarized in Table 10.2.

Table 10.2
Guanajuato Mines Project Surface Exploration Drilling Activities in 2010

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Bolañitos (core)	61	17,970.10	4,866
Cebada	6	3,230.65	700
Total	67	21,200.75	5,566

Table provided by Endeavour Silver Corp.

Surface diamond drilling was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of Endeavour Silver.

10.2      2010 OTHER EXPLORATION ACTIVITIES

10.2.1     Bolañitos North Surface Mapping and Sampling

During 2010, surface geological mapping was completed in the Bolañitos North area (Figure 10.1) . Mapping indicated that the rocks are intermediate to acid in composition and correspond to the Cerro Pelón tonalite unit. They are mainly characterized as a plagiogranite with the intermediate rocks corresponding to the andesite and metasedimentary rocks of the La Luz Formation. Diorite-granodiorite with major silicification was observed in a few places.

A rhyolite dike also transects the southern part of the map area. This dike appears to have been emplaced along a pre-existing fault that puts the La Luz Formation in contact with the Cerro Pelón Tonalite. This dike has an east-west strike and an average width of 25 m. Feldspars in the dike have been kaolinized. The La Luz Formation in the footwall of the rhyolitic dike consists of massive, dark green basaltic andesite and the Cerro Pelon Tonalite in the hanging wall is cut by Cenozoic dikes of andesitic composition

A mineralized quartz vein corresponding to the Bolañitos vein was traced along a prominent ridge (Figure 10.1) . The vein averaged 1.1 m wide with a north-south strike. The vein consists mainly of white quartz associated with major silicification of the wall rock. Minor disseminated pyrite was observed and locally boxwork cavities are filled with iron oxide-hematite.

Figure 10.1
Surface Geology and Sampling Map of the Bolañitos North Area

Figure provided by Endeavour Silver Corp.

Veins in surrounding country rock are typically narrow (5 cm to 20 cm wide) and exposed over with lengths of no more than 1.5 m. The veins are mainly comprised of quartz-calcite with no visible sulphides and/or silver sulphosalts. The structures have a strike of northwest 22º southeast, northwest 45º southeast, northeast 43º southwest and north-south.

Minor folds and faults were observed in the field with major shearing evident on some faults. Iron oxide alteration was observed in some places.

10.2.1.1   Rock and Soil Geochemical Sampling

During 2010, soil and rock geochemical sampling was completed in the Bolañitos North area (Figure 10.1) .

Rock chip samples taken on the Bolañitos vein returned significant assays up 103 g/t silver and 4.25 g/t gold and 157 g/t silver and 2.58 g/t gold. These elevated values were mainly returned for vein samples of vuggy quartz with finely disseminated pyrite and iron oxides.

Approximately 250 soil and rock samples were collected from the geochemical grid (Figure 10.1) . These rock and soil samples returned significant assays up 110 g/t silver and 0.89 g/t gold and 48 g/t silver and 1.18 g/t gold.

Elevated rock and soil geochemical values gold and silver generally coincide with the trace of the Bolañitos vein and an auxiliary vein in the footwall called San Agnacio.

10.2.2     Belén Surface Mapping and Sampling

The Belén properties cover at least one km of strike length along the Belén silver-gold vein and related parallel veins (Figure 10.2) . These veins received little exploration work historically because they are off the main trends of the Veta Madre and La Luz vein systems. The Belén vein system has minimal surface exposures due to extensive soil cover, and the few surface exposures that exist are typically narrow and low grade.

In 2006, a local mine contractor drove a small ramp 123 m down along the Belén vein and found that the vein thickness increased below surface to an average of 2 to 4 m in width with patches of high-grade silver and gold in places. Endeavour Silver geologists took six grab samples from the vein stockpiles, which assayed from 56 to 930 g/t silver and 0.7 to 3.1 g/t gold, and 8 chip samples from the vein in the ramp, which assayed from 24 to 426 g/t silver and 0.3 to 3.5 g/t gold (Table 10.3) .

Given that the Belén property sits at a higher elevation than the favourable "bonanza" silver-gold ore horizon in the La Luz vein system, the Belén vein displays classic boiling textures (colloform banding, bladed quartz replacing calcite), has the same southwest dip as the Lucero vein and Veta Madre, and both vein thickness and metal grades increase markedly with depth, Endeavour Silver exploration personnel view the Belén properties as having excellent potential to host high grade silver-gold mineralization similar to the recent Lucero vein discovery.

In 2010, Endeavour Silver completed surface geological mapping and sampling on the newly acquired Belén properties. This work also included a grid geochemical soil/rock survey. At total of approximately 600 rock and soil samples were collected from the Belén properties.

Rock chip samples taken on the Belén property returned significant assays up 153 g/t silver and 1.67 g/t gold and 25 g/t silver and 2.64 g/t gold. These elevated values were mainly returned for vein samples of milky white and clear quartz with finely iron oxides.

Figure 10.2
Surface Geology and Geochemical Grid for the Belén Area

Figure provided by Endeavour Silver Corp.

Table 10.3
Assay Results for Rock Chip Samples Collected from the Belén Ramp

Sample Number	Type	Width (m)	Silver (g/t)	Gold (g/t)
B47	Chip	0.22	100	3.5
B48	Chip	0.23	33	0.7
B49	Chip	0.24	426	3.1
B50	Chip	0.25	272	1.8
B51	Chip	0.26	112	2.1
B52	Chip	0.27	18	1.2
B53	Chip	0.28	27	0.5
B54	Chip	0.29	37	0.6
B10	Grab	NA	174	3.1
B11	Grab	NA	200	2.3
B12	Grab	NA	56	1.4
BSN	Grab	NA	930	3.0
GB1	Grab	NA	328	2.1
GB2	Grab	NA	78	0.7

Table provided by Endeavour Silver Corp.

Multi-element ICP analyses (ALS) for the grid geochemical soil/rock samples returned significant assays up 3.8 g/t Ag and 0.42 g/t gold.

Contoured maps for silver and gold values returned for grid geochemical soil/rock samples are shown in Figures 10.3 and 10.4.

Figure 10.3
Contoured Silver (ppm) Results for Soil Samples Collected in the Belén Area.

Figure provided by Endeavour Silver Corp.

Figure 10.4
Contoured Gold (ppm) Results for Soil Samples Collected in the Belén Area.

Figure provided by Endeavour Silver Corp.

10.2.3     Tajo de Adjuntas and Juanita

The newly acquired Tajo de Adjuntas and Juanita properties cover a couple of narrow (up to 0.9 m) unnamed veins that have also received minimal historic exploration. Endeavour Silver's sampling of these veins returned only background silver grades but consistently elevated gold grades, suggesting that these vein exposures are also above the prospective "bonanza" ore horizon and, therefore, have high grade mineralization potential.

During 2010, an initial investigation was conducted on the Tajo de Adjuntas and Juanita, situated to the south of the Bolañitos mine (Figure 10.5) .

Ten rock chip samples were collected that returned significant assays up 12 g/t silver and 0.69 g/t gold and <5 g/t silver and 0.94 g/t gold. These elevated values were mainly returned for oxidized fault zones with narrow quartz veinlets.

Figure 10.5
Surface Sampling Map of the Tajo de Adjuntas and Juanita Areas

Figure provided by Endeavour Silver Corp.

10.3      MICON COMMENTS

Micon believes that, based on the results of the exploration programs conducted to date and the historical production, the properties held by Endeavour Silver are worthy of further exploration.

Micon has reviewed Endeavour Silver’s 2010 exploration programs and believes that they follow the Best Practices Guidelines as outlined by the CIM.

11.0      DRILLING

Detailed descriptions of Endeavour Silver’s previous drilling programs were provided in the March, 2009 and 2010 Technical Reports by Micon and are summarized in Section 6 of this report. Only the 2010 exploration program will be discussed in detail in this section.

11.1      2010 SURFACE EXPLORATION DRILLING PROGRAM

In 2010, Endeavour Silver conducted a surface diamond drilling program focused on following up several of the new discoveries made near its operations at the Guanajuato Mines project and testing new prospective targets within the district. Exploration drilling focused in two main areas: 1) the La Luz district, exploring the Lucero-Karina vein system to the south and the Bolañitos vein to the north of Endeavour Silver’s Bolañitos mine, and 2) exploring the extension of the Veta Madre structure, northwest of Endeavour Silver’s Cebada mine. The goal of this surface drilling was to discover new resources for development and production.

11.2      2010 SURFACE EXPLORATION DRILLING PROGRAM AND RESULTS

11.2.1     Lucero – Karina Surface Diamond Drilling Program

Historic production at the Bolañitos mine came mainly from the Bolañitos and San José veins. Drilling has since extended the Bolañitos and San José vein mineralization to the south and it remains open in this direction. Several new veins, like Lucero, have also been discovered very close to the Bolañitos mine workings. Endeavour Silver has already developed and converted new resources into reserves on the Lucero vein. At the end of 2009, Endeavour Silver discovered the Karina vein, in the footwall of the Lucero vein. In 2010, Endeavour Silver discovered the Fernanda and Daniela veins associated with a swarm of narrow high-grade secondary veins in the footwall of the Karina vein.

In January, 2010, surface diamond drilling continued in the Lucero-Karina area using one drill rig provided by Layne. By mid-December, 2010, Endeavour Silver had completed a total of 15,792 m in 54 holes (Table 11.1; Figures 11.1 through 11.5) .

The 2010 drilling program was successful in expanding the mineralized horizon discovered on the Lucero and Karina veins. The Karina vein is approximately 100 m east of, and subparallel to, the Lucero vein. The 2010 drilling program also outlined new resources on the Fernanda and Daniela veins discovered further to the east of the Lucero and Karina veins.

Table 11.1
2010 Summary for Lucero-Karina Surface Diamond Drilling

Drill Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth	Start Date	Finish Date
LC-13	68º	-56º	HQ	447.70	09/01/2010	22/01/2010
LC-14	68º	-56º	HQ	438.50	24/01/2010	10/02/2010
LC-15	68º	-56º	HQ	383.75	12/02/2010	19/02/2010
LC-16	68º	-56º	HQ	349.55	20/02/2010	01/03/2010

Drill Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth	Start Date	Finish Date
LC-17	59º	-45º	HQ	662.55	03/03/2010	05/04/2010
LC-18	59º	-66º	HQ	378.55	08/04/2010	15/04/2010
LC-19	73º	-45º	HQ	315.60	16/04/2010	23/04/2010
LC-20	81º	-64º	HQ	337.95	24/04/2010	03/05/2010
LC-21	87º	-41º	HQ	290.70	04/05/2010	11/05/2010
LC-22	104º	-63º	HQ	334.30	13/05/2010	20/05/2010
LC-23	66º	-43º	HQ	319.80	21/05/2010	28/05/2010
LC-24	77º	-63º	HQ	339.70	29/05/2010	04/06/2010
LC-25	25º	-54º	HQ	402.50	05/06/2010	13/06/2010
LC-26	80º	-60º	HQ	414.50	24/07/2010	03/08/2010
LC-27	59º	-88º	HQ	219.20	04/08/2010	08/08/2010
LC-28	59º	-89º	HQ	207.05	09/08/2010	13/08/2010
LC-29	05º	-70º	HQ	252.70	14/08/2010	18/08/2010
LC-30	59º	-66º	HQ	225.35	18/08/2010	23/08/2010
LC-31	88º	-59º	HQ	235.00	23/08/2010	28/08/2010
LC-32	59º	-47º	HQ	345.95	29/08/2010	05/09/2010
LC-33	59º	-50º	HQ	138.30	06/09/2010	09/09/2010
LC-34	24º	-48º	HQ	368.00	10/09/2010	23/09/2010
LC-35	316º	-77º	HQ	263.95	24/09/2010	29/09/2010
KA-1	59º	-50º	HQ	154.95	14/06/2010	18/06/2010
KA-2	59º	-74º	HQ	197.85	18/06/2010	23/06/2010
KA-3	59º	-45º	HQ	185.65	24/06/2010	28/06/2010
KA-4	59º	-67º	HQ	253.30	29/06/2010	04/07/2010
KA-5	25º	-80º	HQ	292.35	05/07/2010	12/07/2010
KA-6	59º	-54º	HQ	235.85	13/07/2010	19/07/2010
KA-7	59º	-86º	HQ	310.80	19/07/2010	26/07/2010
KA-8	71º	-45º	HQ	300.00	27/07/2010	02/08/2010
KA-9	76º	-62º	HQ	295.95	03/08/2010	08/08/2010
KA-10	39º	-65º	HQ	302.15	09/08/2010	14/08/2010
KA-10A	39º	-65º	HQ	176.05	17/08/2010	22/08/2010
KA-11	44º	-47º	HQ	258.20	23/08/2010	28/08/2010
KA-12	81º	-75º	HQ	313.50	28/08/2010	05/09/2010
KA-13	59º	-73º	HQ	209.80	06/09/2010	10/09/2010
KA-14	59º	-88º	HQ	255.75	11/09/2010	20/09/2010
KA-15	59º	-48º	HQ	306.65	21/09/2010	28/09/2010
KA-16	239º	-84º	HQ	264.25	29/09/2010	05/10/2010
KA-17	59º	-50º	HQ	286.75	30/09/2010	06/10/2010
KA-18	116º	-45º	HQ	278.00	06/10/2010	12/10/2010
KA-19	59º	-67º	HQ	318.15	07/10/2010	13/10/2010
KA-20	128º	-61º	HQ	167.70	13/10/2010	18/10/2010
KA-21	139º	-45º	HQ	193.20	19/10/2010	26/10/2010
KA-22	150º	-55º	HQ	230.95	27/10/2010	31/10/2010
KA-23	162º	-62º	HQ	291.60	02/11/2010	08/11/2010
KA-24	173º	-73º	HQ	246.30	09/11/2010	14/11/2010
KA-25	59º	-62º	HQ	362.10	15/11/2010	22/11/2010
KA-26	39º	-45º	HQ	235.45	23/11/2010	29/11/2010
KA-27	86º	-45º	HQ	315.95	30/11/2010	06/12/2010
KA-28	19º	-55º	HQ	288.75	01/12/2010	06/12/2010
KA-29	75º	-60º	HQ	305.50	07/12/2010	12/12/2010
KA-30	04º	-69º	HQ	287.15	07/12/2010	12/12/2010
				15,791.75

Table provided by Endeavour Silver Corp.

Figure 11.1
Surface Map Showing the Traces of Surface Holes Drilled to Test the Lucero – Karina – La Joya Vein
Targets in the Bolañitos Mine Area of the La Luz District, Guanajuato

Figure provided by Endeavour Silver Corp.

Figure 11.2
Longitudinal Section (Looking NE) Showing the 2010 Surface and Underground Diamond Drill Hole
Intersection Points on the Lucero Vein

Figure provided by Endeavour Silver Corp.

Figure 11.3
Longitudinal Section (Looking NE), Showing the 2010 Surface Diamond Drill Hole Intersection Points on
the Karina Vein

Figure provided by Endeavour Silver Corp.

Figure 11.4
Longitudinal Section (Looking NE), Showing the 2010 Surface Diamond Drill Hole Intersection Points
for the Fernanda Vein

Figure provided by Endeavour Silver Corp.

Figure 11.5
Longitudinal Section (Looking NE), Showing the 2010 Surface Diamond Drill Hole Intersection Points
for the Daniela Vein

Figure provided by Endeavour Silver Corp.

11.2.2     Lucero - Karina - Fernanda - Daniela Surface Diamond Drilling Program Results

In 2010, surface diamond drilling focused on expanding the resources at the operating Bolañitos mine. Drilling has now connected the Lucero Extension and Lucero South mineralized zones, thereby extending the high grade, silver-gold mineralization in the Lucero vein another 500 m south of the Lucero mine workings.

Drilling also focused on the new Karina vein, discovered approximately 100 m in the footwall of the Lucero vein. In 2010, surface diamond drilling discovered two new high-grade, silver-gold veins, called the Fernanda and Daniela veins, in the footwall of the Karina vein. Drilling has also discovered a swarm of narrower but higher grade veins in the vicinity of the Karina and Fernanda veins.

The Lucero vein intercepted in this area consisted of a quartz-sericite-adularia vein with disseminations and minor bands of pyrite, pyrargyrite and argentite. The host rock is andesite from the La Luz Formation.

The Karina vein intercepted in the footwall of the Lucero vein consisted of a quartz vein with disseminated pyrite and argentite. The host rock is also andesite from the La Luz Formation.

The Fernanda Vein is comprised of drusy quartz-calcite +/- sericite with bands and disseminations of pyrite +/- argentite. The andesite host rock is the La Luz Formation.

The Daniela Vein is mainly a wide but irregular vein with massive, banded and brecciated textures. Drusy cavities are observed in places. The quartz is mostly white and colloform banded with local amethyst and calcite with saccharoidal texture. Sulphide bands and disseminations, mainly pyrite +/-argentite and pyrargyrite, occur mainly near the footwall contact.

Drilling highlights on the Lucero vein include 169 g/t silver and 2.14 g/t gold over a 9.88 m true width in hole LC-20, a high-grade gold intercept assaying 11.87 g/t gold and 94 g/t silver over a 3.79 m true width in hole LC-21, 472 g/t silver and 5.78 g/t gold over a 3.38 m true width within hole LC-27, and 249 g/t silver and 4.90 g/t gold over a 2.33 m true width in hole LC35.

On the Karina vein, drilling highlights include 421 g/t silver and 3.56 g/t gold over a 2.03 m true width within hole KA-10A and 156 g/t silver and 7.73 g/t gold over a 3.29 m true width in hole KA-18. A significant intercept grading 953 g/t silver and 110 g/t gold over a 0.23 m true width was returned for hole KA-17 within a Karina footwall vein.

An intercept averaging 290 g/t silver and 7.74 g/t gold over a 0.87 m true width was returned for the Fernanda vein within hole KA-3.

Drill hole KA-15 intersected 14 separate mineralized veins, including a large new vein called the Daniela vein, which assayed 7.14 g/t gold and 179 g/t silver over a 9.10 m core length. Another vein intercept returned 49.6 g/t gold and 349 g/t silver over a 0.61 m core length. Further drilling is underway around this hole to obtain more intersections so that the orientation of this vein can be determined and therefore the true width.

Drilling results are summarized in Table 11.2.

Table 11.2
Lucero-Karina-Fernanda-Daniela 2010 Diamond Drilling Results

Drill Hole	Vein	Mineralized Intersection (m)				Assay Results (g/t)
		From	To	Core Length	True Width	Silver	Gold
LC-13	Lucero Vein	283.90	288.25	4.35	3.85	121	1.70
	Including	287.10	287.95	0.85	0.77	250	3.30
	Karina Vein	422.45	424.55	2.10	1.65	5	0.19
LC-14	Lucero Vein	274.90	279.05	4.15	3.33	343	2.02
	Including	274.90	275.80	0.90	0.69	706	3.49
	Vein	291.50	293.45	1.95	1.65	244	3.28
	Including	292.40	292.75	0.35	0.30	599	10.60
	Karina Vein	399.15	403.10	3.95	2.94	3	0.03
LC-15	Lucero Vein	297.90	300.90	3.00	2.49	128	1.28
	Including	300.60	300.90	0.30	0.27	319	1.83
LC-16	Lucero Vein	274.30	277.40	3.10	3.04	30	0.25
LC-17	Lucero Vein	273.05	275.05	2.00	1.99	351	3.76

Drill Hole	Vein	Mineralized Intersection (m)				Assay Results (g/t)
		From	To	Core Length	True Width	Silver	Gold
	Including	273.05	273.65	0.60	0.60	736	7.87
LC-18	Lucero Vein	316.30	320.25	3.95	3.52	55	3.39
	Including	317.85	318.15	0.30	0.27	98	7.19
LC-19	Lucero Vein	263.75	266.50	2.75	2.71	14	0.39
LC-20	Lucero Vein	276.85	287.25	10.40	9.88	169	2.14
	Including	280.10	281.00	0.90	0.87	782	5.99
LC-21	Lucero Vein	264.70	268.50	3.80	3.79	94	11.87
	Including	266.45	267.30	0.85	0.85	169	45.20
LC-22	Lucero Vein	302.65	303.05	0.40	0.35	93	1.06
LC-23	Lucero Vein	272.45	274.10	1.65	1.50	112	0.80
LC-24	Lucero Vein	306.20	308.35	2.15	1.76	143	0.37
LC-25	Lucero Vein	194.25	196.85	2.60	2.44	60	0.23
	Karina Vein	367.55	368.45	0.90	0.82	5	0.67
LC-26	Vein	286.75	287.60	0.85	0.72	187	8.51
	Lucero Vein	335.90	338.90	3.00	2.82	81	3.47
LC-27	Lucero Vein	179.45	186.20	6.75	3.38	472	5.78
	Including	180.55	181.30	0.75	0.38	1,140	23.90
LC-28	Lucero Vein	150.50	151.65	1.15	0.58	268	4.57
LC-29	Vein	154.95	155.45	0.50	0.21	452	3.45
	Lucero Vein	211.25	212.85	1.60	1.37	13	0.52
LC-30	Lucero Vein	184.70	185.65	0.95	0.61	50	2.06
LC-31	Lucero Vein	190.70	191.05	0.35	0.18	351	0.68
LC-32	Lucero Vein	125.10	125.80	0.70	0.24	64	0.62
	Karina Vein	270.35	273.75	3.40	2.94	166	1.92
	Fernanda Vein	320.95	321.35	0.40	0.28	5	0.38
	Vein	322.45	323.30	0.85	0.75	147	2.97
LC-33	Lucero Vein	99.15	99.60	0.45	0.29	98	0.26
LC-34	Lucero Vein	141.30	141.65	0.35	0.32	5	0.36
	Karina Vein	186.55	188.10	1.55	1.40	330	1.59
	Vein	231.25	232.95	1.70	1.69	138	0.56
LC-35	Lucero Vein	218.90	222.20	3.30	2.33	249	4.90
	Including	220.65	221.20	0.55	0.39	659	12.05
KA-1	Karina Vein	95.15	95.90	0.75	0.74	224	3.28
	Fernanda Vein	122.30	122.80	0.50	0.21	389	2.42
	Vein	125.65	126.20	0.55	0.45	287	2.10
	Vein	127.35	127.65	0.30	0.25	3	7.71
KA-2	Karina Vein	129.30	134.00	4.70	3.60	144	2.81
	Fernanda Vein	178.90	179.20	0.30	0.15	14	6.40
	Vein	184.05	184.95	0.90	0.49	82	3.12
KA-3	Karina Vein	129.30	131.10	1.80	1.27	34	0.20
	Fernanda Vein	151.60	152.75	1.15	0.87	290	7.74
	Vein	168.35	168.75	0.40	0.31	56	11.65
KA-4	Karina Vein	164.50	168.70	4.20	3.18	167	1.53
	Including	167.75	168.05	0.30	0.22	1,120	1.86
	Fernanda Vein	201.85	202.35	0.50	0.45	602	1.63
KA-5	Vein	192.40	192.90	0.50	0.25	81	2.10
	Karina Vein	202.35	204.45	2.10	1.05	19	0.92
KA-6	Karina Vein	130.50	131.30	0.80	0.75	84	0.95
	Vein	170.45	170.90	0.45	0.34	8	4.80
	Fernanda Vein	199.30	202.15	2.85	2.21	9	0.29
KA-7	Karina Vein	212.15	214.70	2.55	1.64	12	0.27

Drill Hole	Vein	Mineralized Intersection (m)				Assay Results (g/t)
		From	To	Core Length	True Width	Silver	Gold
KA-8	Vein	127.05	128.00	0.95	0.40	270	0.47
	Karina Vein	158.15	160.10	1.95	1.85	113	3.28
	Fernanda Vein	174.35	175.30	0.95	0.73	74	6.93
KA-9	Karina Vein	190.65	196.05	5.40	4.68	183	2.23
	Including	190.65	191.15	0.50	0.43	470	3.30
	Fernanda Vein	213.4	213.9	0.50	0.35	21	1.15
KA-10	Karina Vein	172.4	174.8	2.40	1.92	356	4.03
	Including	172.4	172.9	0.50	0.40	426	4.42
KA-10A	Karina Vein	169.35	172	2.65	2.03	421	3.56
	Including	170.5	171.2	0.70	0.54	769	7.70
KA-11	Karina Vein	140.1	141	0.90	0.77	159	1.85
	Fernanda Vein	205.95	209.5	3.55	3.05	59	3.77
KA-12	Lucero Vein	60.55	61.05	0.50	0.29	141	0.27
	Karina Vein	234.2	234.5	0.30	0.23	17	0.21
KA-13	Karina Vein	93.65	97.25	3.60	2.76	193	5.11
	Including	95.3	96	0.70	0.54	441	11.30
	Vein	109.65	110.2	0.55	0.27	10	7.76
	Fernanda Vein	157.15	158.55	1.40	1.07	246	5.54
KA-14	Karina Vein	141.45	147.65	6.20	2.12	100	2.55
	Fernanda Vein	210.25	210.55	0.30	0.17	34	0.33
KA-15	Karina Vein	72.00	73.40	1.40	1.32	218	1.93
	Vein	78.15	78.45	0.30	0.28	122	0.33
	Vein	81.25	81.95	0.70	0.57	31	2.31
	Fernanda Vein	83.90	84.55	0.65	0.27	177	3.87
	Vein	100.35	101.55	1.20	1.13	133	5.28
	Vein	122.85	123.65	0.80	0.69	165	3.37
	Vein	124.85	125.15	0.30	0.19	12	2.68
	Vein	140.10	140.45	0.35	0.22	138	1.15
	Vein	146.80	147.10	0.30	0.17	48	22.60
	Vein	151.35	152.30	0.95	0.61	349	49.60
	Daniela Vein	154.70	163.80	9.10	7.49	179	7.14
	Including	154.70	157.10	2.40	2.00	178	19.53
	Vein	168.70	170.40	1.70	1.49	253	12.13
	Vein	172.90	173.65	0.75	0.57	233	5.05
	Vein	189.45	189.85	0.40	0.31	33	1.93
KA-16	Karina Vein	204.05	206.05	2.00	1.73	41	0.55
KA-17	Lucero Vein	95.15	97.50	2.35	1.95	16	0.52
	Karina Vein	142.65	143.95	1.30	1.06	157	0.56
	Vein	146.15	146.45	0.30	0.23	953	110.00
	Vein	199.35	199.60	0.25	0.18	267	11.30
KA-18	Karina Vein	90.50	94.80	4.30	3.29	156	7.73
	Including	94.15	94.80	0.65	0.50	177	21.00
KA-19	Lucero Vein	99.70	100.60	0.90	0.74	238	0.28
	Karina Vein	163.90	166.45	2.55	1.64	533	4.33
	Vein	209.75	211.90	2.15	1.55	157	0.25
KA-20	Karina Vein	113.05	121.15	8.10	4.65	98	2.52
KA-21	Karina Vein	140.00	149.75	9.75	5.59	121	3.82
	Including	148.35	149.00	0.65	0.37	340	14.95
KA-22	Karina Vein	186.80	192.80	6.00	2.54	29	0.68
KA-23	Karina Vein	190.60	201.85	11.25	3.23	30	0.86
KA-24	Karina Vein	207.70	212.85	5.15	1.68	60	1.54

Drill Hole	Vein	Mineralized Intersection (m)				Assay Results (g/t)
		From	To	Core Length	True Width	Silver	Gold
KA-25	Karina Vein	77.60	78.80	1.20	1.04	286	1.22
	Fernanda Vein	115.90	117.50	1.60	1.20	140	3.57
	Vein	151.25	152.60	1.35	0.87	428	6.72
	Vein	219.45	220.40	0.95	0.94	160	1.10
	Vein	223.30	223.70	0.40	0.39	486	3.60
KA-26	Karina Vein	78.90	80.35	1.45	1.36	178	0.78
	Fernanda Vein	105.40	107.15	1.75	1.53	15	0.19
	Vein	126.45	127.20	0.75	0.57	287	0.80
	Daniela Vein	160.15	166.90	6.75	3.14	110	4.57
	Vein	174.35	175.30	0.95	0.77	91	8.22
KA-27	Karina Vein	69.30	70.90	1.60	1.41	77	0.20
	Vein	83.90	84.25	0.35	0.25	165	6.50
	Fernanda Vein	113.55	113.85	0.30	0.27	269	5.70
	Vein	133.30	133.90	0.60	0.49	204	5.00
	Vein	205.80	206.70	0.90	0.69	313	5.00
	Vein	210.05	210.55	0.50	0.43	383	5.50
	Daniela Vein	238.45	259.55	21.10	8.08	158	6.73
	Including	256.75	259.55	2.80	1.05	471	11.98
	Vein	267.55	270.95	3.40	1.34	64	7.98
KA-28	Karina Vein	145.80	147.80	2.00	1.53	44	0.15
	Fernanda Vein	182.70	184.30	1.60	1.21	74	1.89
	Vein	273.75	274.45	0.70	0.35	60	3.10
KA-29	Karina Vein	76.45	78.65	2.20	1.80	367	1.88
	Vein	81.80	82.55	0.75	0.48	21	10.50
	Fernanda Vein	119.30	120.35	1.05	0.78	189	4.80
	Vein	125.95	126.90	0.95	0.48	34	4.70
	Vein	148.00	148.55	0.55	0.42	41	9.10
KA-30	Karina Vein	193.25	196.25	3.00	1.81	8	0.09

Table provided by Endeavour Silver Corp.

Figures 11.6 and 11.7 represent typical cross-sections and show holes LC-11 and -21, and LC-27, drilled to test the Lucero vein.

Figure 11.8 is a cross-section showing holes LC-28 and KA-3, -4, and -5 drilled to test the Lucero, Karina and Fernanda veins.

Figure 11.9 is a cross-section showing holes LC-29 and KA-13, -14, -15 and -25 drilled to test the Lucero, Karina and Fernanda veins.

Figure 11.10 is a cross-section showing holes KA-14, -16 and -27 drilled to test the Karina, Fernanda and Daniela veins.

Figure 11.11 is a cross-section showing holes KA-10, -10A and -11 drilled to test the Karina, and Fernanda veins.

Figure 11.6
Cross-Section through Holes LC-11 and LC-21 Drilled to Test the Lucero Vein.

SW
SECTION LC-11 & LC-21
NE87°-SW Looking at N03°W
NE
ENDEAVOUR SILVER
2500
2400
2300
2200
2100
2000
1900
ELEVATION
LUCERO VEIN
LC-21
Azimuth 87°
Total Depth 290.70m
LC-11
Azimuth 87°
Dip -55°
Total Depth 299.55 m
OBSERVATORIO
SCALE
0
25
50
75
150
Meters

Figure provided by Endeavour Silver Corp.

Figure 11.7
Cross-Section through Holes LC-27 Drilled to Test the Lucero Vein.

SW
SECTION 28800
NE59°-SW Looking at N31°W
NE
ENDEAVOUR
SILVER
ELEVATION
2500
2400
2300
2200
2100
2000
1900
LC-27
Azimuth 59°
Dip -60°
Total Depth 219.20 m
LUCERO VEIN
PARINA VEIN
UNIFICACION GOLONDRINAS CLAIM
SCALE
0
25
50
75
150
Meters

Figure provided by Endeavour Silver Corp.

Figure 11.8
Cross-Section through Holes LC-28 and KA-3, -4 and -5 Drilled to Test the Lucero, Karina and
Fernanda Veins

SW
SECTION 28700
NE59°-SW Looking at N31°W
NE
ENDEAVOUR SILVER
2500
2400
2300
2200
2100
2000
1900
ELEVATION
LC-28
Azimuth 59°
Dip -83°
Total Depth 207.05 m
KA-3
Azimut 59°
Dip -45°
Total Depth 185.55 m
KA-4
Azimut 59°
Dip -57°
Total Depth 233.40 m
KA-5
Azimut 59°
Dip -80°
Total Depth 292.35 m
KARINA VEIN
UNIFICACION GOLONDRINAS CLAIM
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

Figure 11.9
Cross-Section through Holes LC-29 & KA-13, -14, -15 and -25 Drilled to Test the Lucero, Karina and
Fernanda Veins

SW
SECTION 28600
NE
NE59°-SW Looking at N31°W
ENDEAVOUR
SILVER
2500
2400
2300
2200
2100
2000
1900
ELEVATION
LUCERO VEIN
FERNANDA VEIN
DANIELA VEIN
KARINA VEIN
LC-29
Azimuth 59°
Dip -70°
Total Depth 252.75 m
PROYECCION
KA-13
Azimuth 59°
Dip -70°
Total Depth 209.80 m
KA-14
Azimuth 69°
Dip -88°
Total Depth 255.75 m
KA-15
Azimuth 59°
Dip -48°
Total Depth 306.65 m
KA-16
Azimuth 239°
Dip -84°
Total Depth 204.25 m
KA-25
Azimuth 69°
Dip -62°
Total Depth 362.10 m
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

Figure 11.10
Cross-Section through Holes KA-14, -16 and -27 Drilled to Test the Karina, Fernanda and Daniela Veins

SW
SECTION 28550
NE86°-SW Looking at N04°W
NE
ENDEAVOUR
SILVER
2500
2400
2300
2200
2100
2000
ELEVATION
LUCERO VEIN
FERNANDA VEIN
KARINA VEIN
DANIELA VEIN
KA-27
Azimut 86°
Dip -45°
Total Depth 315.95 m
KA-16
PROJECTION
KA-14
PROJECTION
SCALE
0
25
50
75
150
Meters

Figure provided by Endeavour Silver Corp.

Figure 11.11
Cross-Section through Holes KA-10, -10A and -11 Drilled to Test the Karina and Fernanda Veins

SW
SECTION 28500
NE
NE44°-SW Looking at N46°W
ENDEAVOUR SILVER
ELEVATION
2500
2400
2300
2200
2100
2000
1900
KA-11
Azimut 44°
Dip -47°
KA-10
Azimut 30°
Dip -65°
Total Depth 302.15 m
LC-2
PROYECCION
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

11.2.3     Bolañitos North Surface Diamond Drilling Program

In early 2010, surface geological mapping and sampling in the Bolañitos North area traced a mineralized quartz vein corresponding to the Bolañitos vein for more than one kilometre along strike. The vein averaged 1.1 m wide with a north-south strike. Rock chip samples taken on the Bolañitos vein and an auxiliary vein in the footwall called San Agnacio returned assays up 103 g/t silver and 4.25 g/t gold.

In October, 2010, surface diamond drilling commenced in the Bolañitos North area using one drill rig provided by Layne. By mid-December, 2010, Endeavour Silver had completed a total of 2,178 m in seven holes (Table 11.3; Figures 11.12 through 11.16) .

Table 11.3
2010 Summary for Bolañitos North Surface Diamond Drilling

Drill Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth	Start Date	Finish Date
BN-1	270º	-51º	HQ	569.90	14/10/2010	29/10/2010
BN-2	328º	-66º	HQ	182.65	30/10/2010	02/11/2010
BN-3	328º	-86º	HQ	217.60	02/11/2010	06/11/2010
BN-4	270º	-57º	HQ	210.10	07/11/2010	11/11/2010
BN-5	270º	-51º	HQ	286.05	12/11/2010	19/11/2010
BN-6	259º	-55º	HQ	317.40	20/11/2010	29/11/2010
BN-7	270º	-45º	HQ	394.65	29/11/2010	09/12/2010
				2,178.35

Table provided by Endeavour Silver Corp.

Figure 11.12
Surface Map Showing the Traces of Surface Holes Drilled to Test the Bolañitos Vein Target in the Bolañitos North Area of the La Luz District, Guanajuato

Figure provided by Endeavour Silver Corp.

Figure 11.13
Longitudinal Section (Looking East) Showing the 2010 Surface Diamond Drill Hole Intersection Points
on the Bolañitos Vein

Figure provided by Endeavour Silver Corp.

11.2.4     Bolañitos North Surface Diamond Drilling Program Results

In 2010, the Bolañitos vein was intercepted in all seven surface diamond drill holes. The Bolañitos vein consisted mainly of a brecciated and locally banded quartz - calcite +/- amethyst assemblage with weakly disseminated pyrite (<1%) and traces of argentite and/or pyrargyrite. Sericite is present locally in the vein and wallrock. Fragments are comprised mainly of andesite. Fragments of rhyolite were observed in the hanging wall vein intercepted in Hole BN-5.

The host rock for the Bolañitos vein was mainly andesite from the La Luz Formation (Jka-FmL). The rock hosting the mineralized hanging wall vein intercepted in hole BN-5 was an argillized rhyolite dike.

Assays received for the holes drilled in the Bolañitos North area during 2010 returned mainly low-grade silver and gold intercepts. Drilling highlights on the Bolañitos vein included 95 g/t silver and 0.07 g/t gold over a 3.79 m true width in hole BN-6 and 30 g/t silver and 3.28 g/t gold over a 1.13 m true width in hole BN-1. An interesting intercept was also returned in hole BN-5 for a secondary vein in the hanging wall of the Bolañitos vein. This vein averaged 73 g/t silver and 0.16 g/t gold over a 4.95 m true width which included a higher-grade interval assaying 235 g/t silver and 0.50 g/t gold over a 0.27 m true width.

Drilling results were considered sufficient to warrant further drilling of this target in 2011. The mineralized intersections encountered by the seven holes drilled in Bolañitos North during 2010 are summarized in Table 11.4.

Figures 11.14 and 11.15 represent typical cross-sections and show holes BN-2, BN-3 and BN-6 drilled to test the Bolañitos vein in the Bolañitos North area.

Table 11.4
Bolañitos North 2010 Diamond Drilling Results

Hole	Vein	From	To	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(m)	(g/t)	(g/t)
BN-1	Vein	188.45	191.70	3.25	2.96	15	1.49
	Bolañitos Vein	245.30	246.55	1.25	1.13	30	3.28
BN-2	Bolañitos Vein	124.10	128.00	3.90	2.75	44	0.11
	Vein	132.70	133.20	0.50	0.29	102	1.13
BN-3	Bolañitos Vein	163.00	171.65	8.65	6.39	6	0.13
BN-4	Bolañitos Vein	135.95	140.00	4.05	2.91	23	1.02
BN-5	Vein	168.95	178.50	9.55	4.95	73	0.16
	Including	170.55	171.10	0.55	0.27	235	0.50
	Vein	181.05	183.45	2.40	2.26	74	0.13
	Bolañitos Vein	230.05	233.60	3.55	2.31	7	0.29
BN-6	Bolañitos Vein	271.00	276.30	5.30	3.79	95	0.07
	Including	273.25	274.00	0.75	0.48	226	0.05
BN-7	Vein	281.30	281.85	0.55	0.48	104	0.30
	Bolañitos Vein	290.65	292.75	2.10	1.45	10	0.15

Figure 11.14
Cross-Section through Holes BN-2 and BN-3 Drilled to Test the Bolañitos Vein in the Bolañitos North
Area

Figure provided by Endeavour Silver Corp.

Figure 11.15
Cross-Section through Hole BN-6 Drilled to Test the Bolañitos Vein in the Bolañitos North Area

Figure provided by Endeavour Silver Corp.

11.2.5     Cebada North Surface Diamond Drilling Program

In January, 2010, surface diamond drilling continued in the Cebada North area using one drill rig provided by Layne. Endeavour Silver completed six holes totalling 3,230.65 m (Table 11.5; Figures 11.16 and 11.17) .

The purpose of the Cebada North drilling program was to discover another mineralized shoot on the Veta Madre. The area has not been drilled previously and the strong alteration and elevated silver and gold values in surface samples suggested a blind target for drill testing.

Table 11.5
2010 Summary for Cebada North Surface Diamond Drilling

Drill Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth	Start Date	Finish Date
CN447-1	72º	-66º	HQ	515.95	07/12/2009	16/01/2010
CN468-1	31º	-51º	HQ	627.80	17/01/2010	03/02/2010
CN502-1	75º	-57º	HQ	554.55	07/02/2010	20/02/2010
CN502-2	75º	-45º	HQ	529.20	21/02/2010	08/03/2010
CN497-1	84º	-45º	HQ	502.10	09/03/2010	29/03/2010
CN489-1	82º	-45º	HQ	501.05	07/04/2010	20/04/2010
				3,230.65

Figure 11.16
Surface Map Showing Completed Drill Holes in 2007-2008 (black), 2009 (green) and 2010 (blue) testing the Veta Madre targets in the Cebada North Area

Figure provided by Endeavour Silver Corp.

Figure 11.17
Longitudinal Section (Looking Northeast) Showing the Intersection Points for Holes Drilled to Test the
Veta Madre in the Cebada North Area

Figure provided by Endeavour Silver Corp.

11.2.6     Cebada North Surface Diamond Drilling Program Results

In 2010, the Veta Madre zone was intercepted in all six surface diamond drill holes, but with disappointing results. The structure consisted mainly of a fault associated with quartz-calcite +/-sericite and/or chlorite stockwork veining and minor disseminated fine-grained pyrite (<5%). In places, the Veta Madre zone is brecciated with coarse fragments of porphyritic intrusive rock in a quartz-calcite matrix. The host rock is primarily andesite from the Esperanza Formation (JKa-FmE) and to a lesser extent, shale from the same formation (JKsh-FmE). Locally, the hanging wall is dacite (JKd)

No significant assays results were returned for holes drilled in the Cebada North area during 2010 (Table 11.6) . No further drilling is planned for this target.

Figures 11.18 and 11.19 represent typical cross-sections and show holes CN489-1 and CN502-1 and CN502-2 drilled to test the Veta Madre zone.

Table 11.6
Cebada North 2010 Diamond Drilling Results

Hole	Vein	From	To	Core Length	True Width	Au	Ag
		(m)	(m)	(m)	(m)	(gpt)	(gpt)
CN447-1	Veta Madre Projection	446.55	449.35	2.80	0.61	<0.05	<5
CN468-1	Veta Madre Projection	534.45	540.90	6.45	4.03	0.05	<5
CN489-1	Veta Madre	394.05	395.85	1.80	1.56	<0.05	<5
CN497-1	Fault	424.35	424.85	0.50	0.43	<0.05	<5
	Fault	425.20	426.15	0.95	0.89	<0.05	<5
	Fault	429.05	430.00	0.95	0.94	<0.05	<5
CN502-1	Veta Madre Projection	460.90	461.85	0.95	0.89	<0.05	<5
CN502-2	Veta Madre ?	425.20	426.20	1.00	0.97	<0.05	<5
	Veta Madre ?	437.15	438.85	1.70	1.34	<0.05	<5

Figure 11.18
Cross-Section through Hole CN489-1 Drilled to Test the Veta Madre Structure in the Cebada North Area

Figure provided by Endeavour Silver Corp.

Figure 11.19
Cross-Section through Holes CN502-1 and CN502-2 Drilled to Test the Veta Madre Structure in the
Cebada North Area

Figure provided by Endeavour Silver Corp.

11.3      2009 UNDERGROUND GENERAL EXPLORATION DRILLING PROGRAM

In 2010, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at the operating Bolañitos-Lucero and Cebada mines. The program for the Cebada mine included a drilling program below the 515 level, approximately 100 m down dip from this level. The program led to the discovery of new resources. This new discovery is mineable from the 515 level and accessible from this level for further exploration.

The Bolañitos program led to clarification of the distribution of three veins: the Bolañitos and San José veins and the Cecilia vein, situated between the Bolañitos and Lucero veins.

During 2010, Endeavour Silver completed 8,306 metres of drilling in 29 underground diamond drill holes at the Guanajuato Mines project. A total of 2,152 samples were collected and submitted for assay. Underground exploration drilling undertaken since January, 2010 is summarized in Table 11.7.

Table 11.7
Guanajuato Mines Project Underground Exploration Drilling Activities in 2010

	Drilling Details	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total 2010
Cebada Mine	Number of drill holes									1.5	2	3	1.5	8
	Metres									300.0	403.4	657.4	291.2	1,652.0
	Number of samples									111	136	312	45	604
Bolañitos and Lucero Mines	Number of drill holes	1	1	1.5	2.5	5.5	6.5	3						21
	Metres	405.3	462.0	615.0	1,293.0	1,608.5	1,490.0	780.0						6,653.8
	Number of samples	128	156	211	457	274	172	150						1,548
Total Mines	Number of drill holes	1	1	1.5	2.5	5.5	6.5	3		1.5	2	3	1.5	29
	Metres	405.3	462.0	615.0	1,293.0	1,608.5	1,490.0	780.0		300.0	403.4	657.4	291.2	8,305.8
	Number of samples	128	156	211	457	274	172	150		111	136	312	45	2,152

Table provided by Endeavour Silver Corp.

Underground diamond drilling was conducted from January, 2010 to July, 2010 by Landdrill International Mexico, S.A. de C.V. and from September, 2010 to December, 2010 by Services Inter Lab de México S.A. de C.V.

11.4      2010 UNDERGROUND EXPLORATION DRILLING PROGRAM AND RESULTS

11.4.1     Bolañitos - Cecilia - San Jos e- Veta Madre Underground Diamond Drilling Program

In 2010, Endeavour Silver conducted an underground drilling program at the Cebada mine and the Bolañitos-Lucero area to determinate the behaviour of the Bolañitos, Cecilia and San José veins and the grade distribution of the silver-gold mineralization.

The drilling program in the Bolañitos-Lucero area consisted of 21 drill holes totalling 6,654 m while the drilling at the Cebada mine consisted of 8 drill holes totalling 1,652 m.

Table 11.8 summarizes the details for the 2010 underground drilling program at the Bolañitos-Lucero area and the Cebada mine.

Table 11.8
Summary of the Guanajuato Mines Project Underground Exploration Drill Holes in 2010

Drill Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start date	Finish date
BVU-11	277°	+10°	NQ	405.3	1/21/2010	1/23/2010
BVU-12	278°	+27°	NQ	462.0	2/1/2010	2/14/2010
BVU-13	277°	-24°	NQ	378.0	3/1/2010	3/23/2010
BVU-14	268°	+23°	NQ	474.0	3/23/2010	4/9/2010
BVU-15	272°	-14°	NQ	348.0	4/10/2010	4/21/2010
BVU-16	248°	+14°	NQ	489.0	1/21/2010	4/29/2010
BVU-17	239°	3°	NQ	438.0	4/29/2010	5/7/2010
BVU-18	245°	-5°	NQ	408.0	5/8/2010	5/14/2010
BVU-19	236°	+9°	NQ	510.0	5/14/2010	5/27/2010
CVU-01	82°	+1°	NQ	160.0	5/28/2010	5/29/2010
CVU-02	81°	-25°	NQ	140.5	5/30/2010	5/31/2010
CVU-03	112°	+2°	NQ	171.0	5/31/2010	5/31/2010
CVU-04	162°	+3°	NQ	170.0	6/1/2010	6/4/2010
CVU-05	75°	-52°	NQ	177.0	6/5/2010	9/6/2010
CVU-06	134°	0°23'	NQ	150.0	6/9/2010	6/11/2010
SJU-06	62°	+20°	NQ	261.0	6/12/2010	6/22/2010
SJU-07	90°	0°53'	NQ	360.0	6/22/2010	6/26/2010
SJU-08	37°	0°51'	NQ	204.0	6/27/2010	6/29/2010
SJU-09	37°	-40°	NQ	336.0	6/29/2010	7/2/2010
SJU-10	37°	-9°	NQ	240.0	7/2/2010	7/7/2010
SJU-11	17°	-37°	NQ	372.0	7/7/2010	7/20/2010
CU-17	41°	-43°	NQ	198.5	9/4/2010	9/24/2010
CU-18	40°	-54°	NQ	203.8	9/28/2010	10/13/2010
CU-19	22°	-39°	NQ	184.3	10/14/2010	10/24/2010
CU-20	13°	-49°	NQ	233.7	10/25/2010	11/4/2010
CU-21	47°	-70°	NQ	230.4	11/4/2010	10/13/2010
CU-22	68°	-50°	NQ	208.8	11/17/2010	11/28/2010
CU-23	64°	-25°	NQ	202.9	11/29/2010	12/9/2010
CU-24	94°	-40°	NQ	189.8	12/9/2010	12/19/2010
			TOTAL	8,305.8

Table provided by Endeavour Silver Corp.

11.4.2     Lucero - San José - Veta Madre Underground Diamond Drilling Program Results

A total of 1,548 samples were collected and submitted for assaying from the Bolañitos-Lucero area (Bolañitos-Cecilia-San José veins), while 604 samples were collected from the drilling at the Cebada mine.

Table 11.9 summarizes the results from the sampling conducted on the 2010 underground drilling program. Longitudinal sections depicting the intersection points for the 2010 underground diamond drilling for the Bolañitos, San José, Cecilia and Veta Madre veins are shown in Figures 11.20 through 11.23, respectively, while the vertical sections are shown in Figures 11.24 through 11.26.

Table 11.9
Summary of the Guanajuato Mines Project Underground Exploration Drill Hole Results for 2010

Drill Hole Number	VEIN	Mineralized Intersection(m)				Assays Results (g/t)
		FROM	TO	Core Length	True Width	Gold	Silver
BVU-11	Bolañitos	348.20	350.60	2.40	2.08	0.9	116.0
BVU-12	Bolañitos	421.87	423.50	1.63	1.15	0.5	519.0
BVU-13	Bolañitos	300.50	300.80	0.30	0.28	0.0	4.0
BVU-14	Bolañitos	408.70	409.25	0.55	0.47	0.0	4.0
BVU-15	Bolañitos	311.10	312.50	1.40	1.32	0.2	71.0
BVU-16	Bolañitos	459.65	460.70	1.05	0.95	0.7	53.1
BVU-17	Bolañitos	429.05	430.60	1.55	1.34	0.3	4.0
BVU-18	Bolañitos	329.60	330.10	0.50	0.45	0.3	5.0
BVU-19	Bolañitos	419.90	421.70	1.80	1.63	1.4	41.0
CVU-01	Cecilia	80.20	81.05	0.85	0.80	1.7	165.0
CVU-02	Cecilia	59.60	60.40	0.80	0.75	1.9	4.0
CVU-03	Cecilia	87.25	89.00	1.75	1.64	2.2	191.0
CVU-04	Cecilia	72.10	72.90	0.80	0.75	0.8	372.0
CVU-05	Cecilia	61.80	62.50	0.70	0.65	1.0	4.0
CVU-06	Cecilia	90.80	91.05	0.25	0.23	1.2	11.0
SJU-06	San José	201.00	202.45	1.45	1.30	0.0	4.0
SJU-07	San José	308.45	309.40	0.95	0.86	NC	NC
SJU-08	San José	154.30	155.00	0.70	0.63	NC	NC
SJU-09	Santa Maria	248.40	248.75	0.35	0.32	0.4	159.0
SJU-09	San José	329.00	330.00	1.00	0.90	0.0	15.0
SJU-10	San José	184.50	185.00	0.50	0.45	NC	NC
SJU-11	FW San José	283.20	283.40	0.20	0.18	1.4	1195.0
SJU-11	San José	297.75	299.65	1.90	1.72	0.9	749.0
SJU-11	HW San José	306.40	307.67	1.27	1.15	0.7	144.0
SJU-11	HW San José	331.10	332.10	1.00	0.91	0.5	140.0
CU-17	Veta Madre	133.65	148.30	14.65	12.00	0.7	111.0

Drill Hole Number	VEIN	Mineralized Intersection(m)				Assays Results (g/t)
		FROM	TO	Core Length	True Width	Gold	Silver
CU-18	Veta Madre	108.00	109.00	1.00	0.80	0.9	1190.0
CU-18	Veta Madre	146.00	164.60	18.60	15.25	0.0	4.0
CU-19	Veta Madre	138.95	160.60	21.65	17.75	0.1	11.9
CU-20	Veta Madre	157.50	172.95	15.45	12.66	0.1	10.0
CU-21	Veta Madre	159.90	172.00	12.10	9.90	0.1	4.0
CU-22	Veta Madre	125.35	146.60	21.25	18.40	0.1	26.0
CU-23	Veta Madre	130.30	138.00	7.70	6.30	0.3	37.8
CU-24	Veta Madre	137.25	161.4	24.15	19.78	Pending	Pending

Note: NC is the abbreviation for No Corto which indicates the drill hole did not intersect the structure.
Table provided by Endeavour Silver Corp.

The 2010 drilling in the vicinity of the Bolañitos and Lucero veins was designed to extend the mineralized bodies discovered in 2008 and further explored in 2009. Holes were placed below, above and on the strike of the Bolañitos, San José and Cecilia veins. The 2010 drilling determined that the vertical extent of the Bolañitos and San José veins was about 100 m more than that delineated during 2009 drilling program. The mineralization consists of disseminated and streaks of argentite hosted in quartz and quartz-calcite veins and breccias. The wall rock alteration is quartz-adularia and sericite. Some of the holes drilled in and around the three veins outlined the edges of the mineralization. In the case of Bolañitos, the holes were able to show that the mineralization did extend to the south, allowing for further development. The host rock is andesite with propylitic alteration and amethyst veinlets.

At the Cebada mine, the structure of interest is the Veta Madre vein. This vein is a shear and stockwork zone that can be up to 30 m true thickness. Within this zone, there are at least two mineralized bodies that vary from 2 m to 25 m in width. The 2010 drilling program focused below the 515 level, since the mineralization is open at depth. The drilling and development below the 515 level have located extensions of the mineralization that contain electrum, argentite and pyrargyrite, with less than 2% galena and chalcopyrite and 3% pyrite. Mineralization occurs as both disseminations and also veinlets formed within a fault breccia zone with quartz, adularia, sericite and calcite. The host rock is shale that is intruded by andesite and diorite dykes with amethyst veinlets.

Figure 11.20
Longitudinal Section of the Bolañitos Vein (Looking East) Depicting the 2010 Underground Diamond Drill Hole Intersection Points

CP. ROBBINS 5
CP ROBBINS
BSV-3
BVU-14
(0.30m) 0.40 4
BVU-10
BVU-16
(0.95m) 0.73 53
2,400m
2,300m
2,200m
2,100m
2,000m
BSV-4
(0.30m) 0.40 4
BVU-19
(1.83m) 1.44 41
BSV-6
BSV-1
BVU-11
(4.21m) 0.62 159
BSV-2
BVU-17
(1.31 m) 0.27 4
BSV-5
BSV-7
(1.18m) 0.85 182
BVU-18
(0.45m) 0.33 5
BVU-15
(1.20m) 0.24 71
(1.87m) 0.51 184
STA MARIA
BUV-2
(0.17m) 0.05 5
BUV-4
(2.09m) 0.87 63
BUV-5 B/h
(1.59m) 0.35 126
Inf
BVU-13
(0.26m) 0.04 4
BUV-7
(0.32m) 0.05 5
BUV-6
(2.95m) 0.12 54
0
50
100
150
200
250
metres
P-29,700
P-29,600
P-29,500
P-29,400
P-29,300
P-29,200
P-29,100

Figure provided by Endeavour Silver Corp.

Figure 11.21
Longitudinal Section of the San José Vein (Looking East) Depicting the 2010 Underground Diamond Drill Hole Intersection Points

Figure provided by Endeavour Silver Corp.

Figure 11.22
Longitudinal Section of the Cecilia Vein (Looking Northeast) Depicting the 2010 Underground Diamond Drill Hole Intersection Points

Figure provided by Endeavour Silver Corp.

Figure 11.23
Longitudinal Section of the Veta Madre Vein (Looking Northeast) Depicting the 2010 Underground Diamond Drill Hole Intersection Points

Figure provided by Endeavour Silver Corp.

Figure 11.24
Vertical Cross-Section through BVU-15, Bolañitos Vein

Figure provided by Endeavour Silver Corp.

Figure 11.25
Vertical Cross-Section through LVU-02, Cecilia, Lucero and San José Veins

Figure provided by Endeavour Silver Corp.

Figure 11.26
Vertical Cross-Section through CU-17, -18 and -21, Cebada Mine, Veta Madre Vein

Figure provided by Endeavour Silver Corp.

12.0      SAMPLING METHOD AND APPROACH

A description of Endeavour Silver’s sampling method and approach for the Guanajuato Mines project was previously provided in the March, 2009 NI 43-101 Technical Report by Micon. In general, the following description is taken from that report with minor changes.

12.1      DRILLING PROCEDURES

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept of angles less than about 35° to the target, and most are between 45° and 90°. Drill holes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver’s geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi-shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill hole are transferred to a handheld personal digital assistant (PDA), and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

The core storage facilities at Guanajuato are well protected by high level security fences and are under 24-hour surveillance by security personnel.

12.2      CORE LOGGING PROCEDURES

In 2008, Endeavour Silver implemented a drill hole data collection and data management system for its exploration projects. These procedures were continued in 2009 and 2010.

A configuration set-up by Century Systems Technologies Inc. (Century) was selected for this purpose (Figure 12.1) . Century was chosen because it directly interfaces with other software, like Vulcan, MapInfo and ArcGIS. The configuration selected was as follows:

  DHLogger for drill hole data collection, management and reporting, which runs on a Windows XP or Vista computer.

  DHLite for drill hole data collection, which runs on a handheld Windows mobile computer. Fusion Client is used to move data back and forth between the local computer and the server(s).

In 2008, Endeavour Silver established logging codes and other database organization protocols and implemented the Century data collection and data management system at the Guanajuato properties.

Figure 12.1
Century’s Configuration for Drill Hole Data Collection for the Guanajuato Mines Project

Each project is captured into a DHLogger stand-alone database. The database comes in two files that can be easily copied to the office for backup and sharing of the data.

Only one person can be adding data to a project’s database at a given time in DHLogger but many people can be logging drill holes on DHLite at the same time.

The data are captured at the project or in the office and the database files can be posted to a secure area in the office for others to copy to their computers and view.

Directories can be setup in the office, similar to the one shown below, to store the database files for backup purposes and to view the project data.

12.3      CHANNEL SAMPLING PROCEDURES

12.3.1     Historic Channel Sampling Practices

Historical chip and channel sample records exist for vein exposures in stopes, raises and at 3 m intervals along lode drives. The sample weights were known to be low and representivity was not assured; further, the laboratory results were not subject to quality control. Whilst these historical results have been useful in confirming the presence of mineralization, the grades themselves are considered to have low confidence. Therefore, Endeavour Silver has undertaken re-sampling of certain blocks in order to plan with more confidence.

12.3.2     Current Channel Sampling Practices

Endeavour Silver conducts underground development and continuous level back mapping to guide both the development and sampling crews and to facilitate the interpretation of the sampling results. Chip channel sampling is conducted after every blast in the stope or development, under the guidance of the geologist. The channel samples are used for differentiating between waste and ore at each mine.

Channel sampling procedures are generally described as follows:

1)	A channel profile approximately 15 cm to 20 cm wide is marked across the face to be sampled, using water based paint.

2)

Depending on lithological boundaries, sample lengths varying from 0.3 m to 2.5 m are marked along the channel. The differentiation between sample limits is similar to that described for core samples. The sampler records a brief description of the sample in a note book.

3)

Using a chisel and hammer, a sample is chipped from the profile in a systematic manner to achieve a fair representation. The chips are collected in a pan before being bagged and ticketed. The sample site is numbered for future reference.

4)	Where the roof of the drive/stope is too high, a ladder/sampling platform is used in conjunction with a 1.5 m to 2 m long jumper rod as a chisel.

5)	The spacing between channels is 2.5 m.

6)	The position of the channel is offset and referenced from an existing survey peg. Only the top part of the channel is actually surveyed.

7)

Sample crews have been instructed to collect a duplicate sample after every 20 samples, as part of the QA/QC measures. Also, a chip blank sample is taken every 50 samples. However, this protocol has yet to be completely adopted by Guanajuato’s sample crews.

8)	Back and stope faces are washed prior to taking the samples. A chisel is used in the harder zones of the vein, with a pneumatic hammer used for the remaining portion

The sampling procedures have been improved from the previous 2008 procedures in that the back and production faces are washed prior to taking the sample and through the use of a pneumatic hammer to assist in acquiring a good channel sample. The spacing between the channels of 2.5 m is considered adequate to cope with local variations and/or short range variability within the deposit.

12.4      MICON’S COMMENTS

Endeavour Silver’s chip and core sampling procedures respect the mineralization and geology, with the length of the sample being dependent on the extent of the mineralization and geological boundaries between separate units. The minimum and maximum sample lengths vary between chip and drill core, as well as between the different drill core sizes. However, generally smaller samples are taken in the zones of mineralization than in un-mineralized areas. While this comment may appear to be intuitive, it is important that, in the pursuit of acquiring sample information, the geological boundaries are respected, even though the mineralization may cross geological boundaries.

Chip sampling can at times be a somewhat selective sampling method, since it is occasionally difficult to take a representative sample due to the hardness of the material being sampled, with only the softer material being taken. This is especially the case in mineral deposits where the mineralization is associated with quartz veins or siliceous alteration, as at the Guanajuato Mines project. However, the practice of chip sampling is common around the world for underground deposits and the practice of systematically sampling the faces, backs or walls of the development drifts on a close spacing tends to generate a very large set of samples which, in most cases, is statistically representative of the material being sampled. Chip sampling is a routine sampling method used in mines in order to identify ore and waste development rounds. In these cases, the chip sampling is submitted to the mine’s on-site assay laboratory with the results available usually within 24 to 36 hours of being submitted. The results obtained in the on-site laboratory are commonly used for grade control purposes.

The mine laboratory usually includes a number of control assays within the batches of mine samples and commonly sends out a number of samples, generally between 5 and 10% of all samples received, for secondary testing at independent laboratories. In an increasing number of mines, the laboratory is participating in a round-robin assay program which allows the laboratory to be awarded a certificate of proficiency in assaying one or more elements. In addition to the regular QA/QC program, the round-robin program allows the operators of the mine a degree of confidence that the assay results being produced at the mine laboratory are of sufficient quality to be used in predicting and estimating the grade of the material being produced.

Core sampling was conducted not only on core with visible evidence of mineralization, such as veins and stringers, but also on barren core to preserve the sampling continuity in between mineralized zones and to test for broad zones of lower grade material. The sampling of the wall rock next to the zone of mineralization also assists Endeavour Silver in understanding the grade of the external dilution associated with mining some of the mineralized zones.

Manual rock splitting of the core can be subject to a number of sampling biases based usually on the hardness of the material being split. In the case of very hard core, the core may twist in the splitter which can result in uneven core fragments and in a slightly greater split than 50% being sent to the assay laboratory or left in the box as a representative sample. In the case of soft core, the core may crumble when being split or may split along natural fracture lines which again results in uneven core representation. Also, to prevent contamination the splitter and pans used to collect the samples must be cleaned after each sample. Despite the potential to introduce a bias into the sampling procedure as a result of uneven sample sizes, the splitting of drill core continues to remain a common practice in the exploration and mining industries. Endeavour Silver has recognized these potential problems and has ensured that the splitter and pans are cleaned between samples and that the sample is split in such as way as to best represent half of the core. In addition, Endeavour Silver only uses the manual rock splitting in areas where the core is soft.

Sawn core can also have sampling biases. The use of water during the sawing process may wash out free gold and therefore under-report the gold content of the sample. It is prudent, in this case, to periodically sample the cuttings from the core sawing process in order to determine if there is any loss of the mineralization which may impact the overall grade of the samples. Additionally, it is important that the same half of the core is sampled in all cases for consistency purposes.

It is Micon’s opinion, based on a general assessment of the chip sampling, drilling and core sampling procedures and based on direct discussions with Endeavour Silver personnel at the mine site, that the procedures and controls in practice meet accepted industry standards. In general, both the channel and core sampling are considered to be representative of the areas examined and suitable for use in resource and reserve estimation.

Tables of the significant drilling assay results are included in Section 11. No table of significant underground chip channel assay results is included here, as the underground assays are solely part of the mine grade control program.

13.0      SAMPLE PREPARATION, ANALYSES AND SECURITY

A description of Endeavour Silver’s sample preparation, analysis and security is contained in Micon’s March, 2010, NI 43-101 Technical Report. During the November, 2010, site visit by Micon, Endeavour Silver’s sampling preparation, analyses and security were discussed and any changes since the publication of the March, 2010, report have been incorporated into the text below.

13.1      SAMPLE PREPARATION

13.1.1     Sampling Preparation

The historical mine chip, channel and drill hole samples, and mill feed belt samples, were prepared at an in-house laboratory located at the Bolañitos mine. However, all of Endeavour Silver’s drill core samples and underground channel samples, collected as part of the 2007 through 2010 exploration programs, were bagged and tagged at the Cebada mine field office and shipped to the ALS-Chemex assay laboratory in Guadalajara, Mexico.

Upon arrival at ALS-Chemex, all of the samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

13.1.2     ALS-Chemex Sample Analysis

The analytical procedure for the gold and silver mineralization is a fire assay followed by a gravimetric finish. A 50 g nominal pulp sample weight is used.

As an economical tool for first pass exploration geochemistry, the pulps are also subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte.

These analytical methods are optimized for low detection limits. The assays for evaluation of high-grade materials have been optimized for accuracy and precision at high concentrations (>10,000 ppm). Over-limits for lead, zinc and copper are determined by either using atomic adsorption (AA) or atomic emission spectroscopy (AES).

The turn-around time required for analyses has typically been from 2 to 4 weeks.

13.2      QUALITY ASSURANCE/QUALITY CONTROL (QA/QC)

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results.

13.2.1     Drilling Programs

Drilling in the Lucero-Karina, Bolañitos North and Cebada areas included a QA/QC program. For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of between 5% and 10%.

A total 5,413 samples were collected during Endeavour Silver’s 2010 surface diamond drilling program. A summary of the quantities of control samples is contained in Table 13.1.

Table 13.1
Table Showing Quantities of Control Samples Used

Sample Type	No. of Samples	Percentage (%)
Normal	4,626	85.5
Blanks	273	5.0
Duplicates	253	4.7
Standards	261	4.8
Total	5,413	100%

Check assays	Pending	Pending

Table provided by Endeavour Silver Corp.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flowsheet (Figure 13.1) .

Figure 13.1
Endeavour Silver’s Flowsheet for Core Sampling, Preparation and Analysis

Figure provided by Endeavour Silver Corp.

13.2.2     Blanks

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Guanajuato Mines project. The bentonite used was Enviroplug Coarse (1/4”).

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

For gold, only four samples (1.5%) out of a total of 273 blanks were over the detection limit of 0.05 g/t gold (Figure 13.2) . Three of these samples were also out of the confidence range of 2 times the standard deviation of the same population.

For silver, 9 samples (3.3%) out of a total of 273 were above the detection limit of 5 g/t silver for the analytical method (Figure 13.3) . None of these samples was out of the confidence range of 2 times the standard deviation.

Endeavour Silver considers that, based on the results obtained from the blank samples, its assay results for the drilling programs are for the most part free of any significant contamination. Micon agrees with this conclusion.

Figure 13.2
Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream

Figure provided by Endeavour Silver Corp.

Figure 13.3
Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream

Figure provided by Endeavour Silver Corp.

13.2.3     Duplicates

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Guanajuato Mines project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required splitting the core in half and then crushing and dividing the half-split into two portions which were then sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

A total of 253 duplicate samples were taken representing 4.7% of the total samples.

Basic statistics for duplicate samples are shown in Figures 13.4 and 13.5.

For the duplicate samples, graphical analysis shows relatively low correlation indices for the majority of the samples (Figures 13.4 and 13.5) .. This however, can be mainly attributed to most of the samples being near the detection limit of the analytical method.

Out of a total 253 duplicate samples, less than 5% for both gold and silver were outside the zone of +/- 5% of confidence in the precision (orange lines). The relatively low correlation coefficients (0.69 for gold and 0.38 for silver) suggest that the homogeneity of the samples is low. However, Endeavour Silver believes that the apparent low homogeneity of the samples is primarily due to most of the samples being close to the lower detection limit, resulting in increased variability in the assays.

There appear to be fewer points on the graphs in Figures 13.4 and 13.5 than the number of duplicate samples mentioned in the text because the majority of the sample points lie on top of one another.

Figure 13.4
Graph of the Original versus Duplicate Sample for the Gold Assays from Endeavour Silver’s Drilling
Program

Figure provided by Endeavour Silver Corp.

Figure 13.5
Graph of the Original versus Duplicate Sample for the Silver Assays from Silver’s Drilling Program

Figure provided by Endeavour Silver Corp.

Micon agrees with Endeavour Silver’s observation. However, Micon would recommend that Endeavour Silver run a second set of assays for a selected group of duplicates to determine if the results are similar and that there has not been any bias introduced to the process related to the preparation method of the samples. Micon also recommends that a number of non-duplicate sample rejects and pulps be re-assayed as a further check.

13.2.4     Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories. The standard reference material has been purchased from various internationally-recognized companies (WCM Minerals and Rock Labs.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

In 2010, a total of 261 reference control samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with preassigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Five different standards were submitted and analyzed for gold and silver, for a total of 522 analyses (261 samples multiplied by 2 analyses each (gold and silver) = 522). The standard reference material samples used during Endeavour Silver’s surface drilling programs are summarized in Table 13.2.

Table 13.2
Summary of the Standard Reference Material Samples used during the Surface Diamond Drilling
Program

Reference Standard	Sample Number.	Laboratory	Assay Results
			Gold (g/t)	Silver (g/t)
Edr-11	PM1118	WCM Minerals	1.8	38
Edr-14	PM1124	WCM Minerals		228
Edr-15	PM408	WCM Minerals	1.4
Edr-16	HisSiK2	Rock Labs	3.5
Edr-17	SH41	Rock Labs	1.3

Table provided by Endeavour Silver Corp.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as follows:

Limit	Value:

UL	Plus two standard deviations of standard reference material.
CL	Recommended value (mean) of standard reference material).
LL	Minus two standard deviations of standard reference material.

Results for each standard reference material sample used are presented separately below.

Edr-11

Thirty-three samples of standard Edr-11 (a gold and silver standard) were submitted.

The average assay values for gold and silver for this standard reference material sample are summarized in Table 13.3 and the control charts are shown in Figures 13.6 and 13.7.

Table 13.3
Summary of Results for Standard Reference Material Sample Edr-11

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Gold (g/t)	1.82	1.82
Silver (g/t)	36	38

Table provided by Endeavour Silver Corp.

Figure 13.6
Control Chart for Gold Assays from Standard Reference Sample Edr-11

Figure provided by Endeavour Silver Corp.

Figure 13.7
Control Chart for Silver Assays from Standard Reference Sample Edr-11

Figure provided by Endeavour Silver Corp.

For standard Edr-11, only two (6.1%) of the samples had a value outside the accepted gold range for the standard; one above and one below the control limits of the standard.

For standard reference material sample Edr-11, only four (12.1%) of the values for the samples were below the accepted silver range for the standard. No assay was above the accepted limit.

Edr-14

One hundred and eight samples of standard Edr-14 (a silver standard) were submitted.

The average assay value for silver for this standard reference material sample is summarized in Table 13.4 and the control chart is shown in Figure 13.8.

Table 13.4
Summary of Results for Standard Reference Material Sample Edr-14

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Silver (g/t)	218	228

Table provided by Endeavour Silver Corp.

Figure 13.8
Control Chart for Silver Assays from Standard Reference Sample Edr-14

Figure provided by Endeavour Silver Corp.

For standard reference material sample Edr-14, fourteen (13.0%) of the values for the samples were outside the accepted silver range for the standard. Of this total, only one sample assayed above the upper control limit for the standard.

Edr-15

Twenty-one samples of reference standard Edr-15 (a gold standard) were submitted.

The average assay values for gold for this standard are summarized in Table 13.5 and the control chart is shown in Figure 13.9.

Table 13.5
Summary of Results for Standard Reference Material Sample Edr-15

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Gold (g/t)	1.47	1.42

Table provided by Endeavour Silver Corp.

Figure 13.9
Control Chart for Gold Assays from Standard Reference Sample Edr-15

Figure provided by Endeavour Silver Corp.

For standard Edr-15, four of the samples returned gold assays well above the upper control limit for the standard. This occurred for last four samples in the sequence. At Endeavour Silver’s request, these samples were re-analyzed by ALS Chemex. This re-analysis confirmed the high results for Au reported by ALS Chemex and showed no evidence that there was an analytical error during the initial process.

The problem appears to have been due to the quality of the Edr-15 reference standard. According to ALS Chemex, reference materials for gold analyses should ideally have a mix of natural matrix and prepared materials. Natural matrix standards tend to exhibit more variability in the results. Materials should be chosen with a range tighter than the laboratory precision tolerance limits.

Edr-16

Fifty-four samples of reference standard Edr-16 (a gold standard) were submitted.

The average value of the standard and the control chart are shown in Table 13.6 and Figure 13.10.

For standard Edr-16, nearly all values were less than the expected gold value. Nine samples (17%) were below the lower control limit for the standard.

Table 13.6
Laboratory Performance on Standard Edr-16

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Ag (g/t)	3.36	3.47

Table provided by Endeavour Silver Corp.

Figure 13.10
Control Chart for Gold Assays from Standard Reference Sample Edr-16

Figure provided by Endeavour Silver Corp.

Edr-17

Forty-five samples of reference standard Edr-17 (a gold standard) were submitted.

The average value of the standard and the control chart are shown in Table 13.7 and Figure 13.11.

For standard Edr-17, only four (8.9%) samples had a value outside the accepted gold range for the standard; three below and one above the control limits for gold values.

Table 13.7
Laboratory Performance on Standard Edr-17

Element	Average Grade of Sample Submitted	Accepted Value of Standard
Ag (g/t)	1.33	1.34

Table provided by Endeavour Silver Corp.

Figure 13.11
Control Chart for Gold Assays from Standard Reference Sample Edr-17

Summary of Control Sample Results

13.2.5     Check Assay Samples

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures.

The 2010 check assays were still pending at the time of the report.

13.3      CONCLUSIONS

Micon believes that, based on a review of the previous Technical Report and on discussions with Endeavour Silver personnel, Endeavour Silver applies a reasonable degree of care and diligence in monitoring the sample results on the property. Micon considers that the QA/QC procedures and protocols employed at the Guanajuato Mines project, along with the ongoing improvements to the procedures and protocols, are rigorous enough to ensure that the sample data are appropriate for use in mineral resource and reserve estimation. It is also Micon’s opinion that the database and the procedures in-place at the Guanajuato Mine project are appropriate for use in a mineral resource and reserve estimate.

14.0      DATA VERIFICATION

14.1      INTRODUCTION

Micon’s direct knowledge of the Guanajuato property is based on three separate site visits during the periods September 2 to 4, 2008, November 16 to 18, 2009 and November 17 to 20, 2010. In all instances Micon was represented by Charley Murahwi. In every case, no independent sampling was deemed necessary to confirm the mineralization. Micon considers production records as the most reliable data of mineralization contained in the deposits under development at the mine and therefore, independent sampling was unnecessary.

The Micon data verification followed the same format as that conducted for the year ended December 31, 2009 and comprised three separate but interrelated phases as follows: (a) general review of in-house data quality assurance/quality control (QA/QC) procedures, (b) validation of the in-house data protocols and (c) physical inspection of the blocks/areas drilled and/or sampled for reserve and resource definition.

The actual audit of the resources and reserves was conducted at the Micon offices in Toronto and Vancouver.

14.2      REVIEW OF THE IN-HOUSE PROTOCOLS

14.2.1     Database Construction

Endeavour Silver conducts a validation process on the underground sampling and surface exploration data generated from its Guanajuato Mines project. The data verification procedures generally involve:

Visually checking the data for the following:

Any non-conforming assay information such as duplicate samples and missing sample numbers.

Verifying collar elevations against survey information for each drill hole.

Verifying collar coordinates against survey information for each drill hole.

Verifying the dip and azimuth against survey information for each hole.

Comparing the database interval against the original assay certificate for drill hole and channel samples.

Verifying survey information for location of underground channel samples used in reserve estimation.

Using Vulcan software to check for data errors and vein continuity.

For the Exploration Division, the assay information comes directly from the laboratory in an electronic format and is merged into the database using sample numbers. Once the laboratory has finalized assays, they are put into a dedicated database directory.

The data are in a format that is directly importable to the company’s Vulcan modelling software. The export format is an Excel spreadsheet and all data are also readily importable for use in spreadsheets or a different database.

Senior project personnel have portable versions of the drill hole database on their laptop computers. This allows them access to the data at all times. The portable databases are only up-to-date to the point that the master database is copied onto the laptop. Through day-today use of the database, staff personnel are constantly verifying and rechecking data.

For the Mines Division, channel sample assay data are entered into an Excel spreadsheet used for day-to-day grade control purposes; in addition assay data on sample orientation and location are also entered. All location data are relative to a local surveyed reference point. Channel samples are plotted onto plans prepared on the basis of the most up-to-date survey information. If survey data for a particular stope cut are not available the sample location is estimated on the basis of the most recent survey pick up. Coordinates are recorded manually and then entered into an Excel spreadsheet. The process of plotting data onto plans ensures that most field recording errors are identified and corrected.

The channel survey and assay data are then merged on the basis of sample numbers to produce the final database for resource estimation. Problems of channel data duplication were filtered using Excel spreadsheets. A final channel database for resource estimation in an Excel spreadsheet is in a format compatible for import into a Vulcan database.

Assay data and information generated by both operations and exploration are currently transmitted manually and the entire paper trail is accessible and available for inspection.

14.2.2     QA/QC on Assay Data

In addition to using accredited laboratories off the mine sites, Endeavour Silver’s exploration division has imposed and maintains various quality controls on sampling and assaying procedures including:

  Duplicate samples.
  Blanks.
  Reference standards.
  Check assaying of selected pulps at different laboratories.

Micon considers the in-house protocols to be adequate to ensure the integrity of the database for resource and reserve estimates

14.3      MICON VALIDATION OF DATA AND IN-HOUSE PROTOCOLS

During the three site visits, Micon completed the following validation tasks:

  Review of the property geology and the state of geological/mineralization knowledge.

  Review of the evaluation/exploration practices, specifically drilling, underground channel sampling, drill core handling and sampling procedures and sample security arrangements.

  Review of on-site laboratory facilities.

  General review of QA/QC monitoring reports and charts.

  Review of database integrity/back-up and storage procedures.

14.3.1     State of Geological /Mineralization Knowledge

Endeavour Silver site geologists base their geological model on a clear understanding of the geology of the deposit. That understanding comes from the intelligent interpretation of accurate observations of surface, underground and drilling exposures. Testing of the geological model is achieved through a thorough review of the geological mapping of the surface and underground openings, as well as auditing the logging and recording of geological observations from drill holes. Endeavour Silver conducts underground development and continuous level back mapping to guide the development and sampling crews and to facilitate the interpretation of the sampling results.

The surface exploration team efforts have been recently enhanced by the use of drill core orientation techniques which provide vital information on geological structure and mineralization continuity, influencing the geological model used in the resource estimation.

Comments:

Following its review, Micon is satisfied that the geology teams at Guanajuato have acquired a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and future exploration efforts. Thus, the resource estimation process is well supported by a good geological/mineralization model.

Endeavour Silver’s Exploration Division should be credited with injecting life into the Guanajuato operation from a zero reserve situation in 2008 to substantial resources and reserves in 2010. The most notable of the successes is in the Lucero-Karina-Fernanda-Daniela area where a multi-disciplinary exploration approach involving geochemistry, geological mapping and geophysics led to significant discoveries in a highly efficient manner. The interpretative skills of the exploration team led to the early recognition of the Lucero vein system at surface (Figure 14.1) whilst following up on geochemistry anomalies.

Figure 14.1
Signature of the Lucero Vein at Surface

(Note: Silver pen straddles across the Lucero vein signature in centre of picture)

14.3.2     Review of Exploration Practices

The drilling procedures as observed by Micon are in accordance with the current CIM Exploration Best Practices Guidelines. On the drill site (Figure 14.2), surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, inclination and azimuth of the drill hole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drill hole are monitored by conducting down-hole surveys. As the targeted drill hole depth is approached, the hole is surveyed using a Reflex down-hole survey instrument in multi-shot mode.

Endeavour Silver aims for HQ and NQ core sizes for surface and underground drilling, respectively. The bigger the sample, the more representative it is. The slightly smaller underground core is due to the lower capacity of the rigs as compared to surface rigs. Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice and is to be commended as it provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

Figure 14.2
Drill Rig Site at the Lucero-Karina-Fernanda-Daniela Area

In summary, Endeavour Silver’s diamond drilling QA/QC are assured by good survey control, NQ and HQ core sizes which yield representative samples, good core recoveries which yield whole intercepts in targeted potential ore zones, and target intersection angles as near to perpendicular as possible. The core storage facilities at Guanajuato are well protected by a high level security fence and are located in an area under 24-hour surveillance by security personnel. This arrangement rules out any possibility of tampering with the drill cores. The core shed facilities at Guanajuato are depicted in Figure 14.3.

Figure 14.3
Guanajuato Core Shed Facility

Guanajuato has enhanced its quality of underground samples by acquiring an air driven diamond rock sampling tool. This ensures that proper channels are cut which yield highly representative samples for evaluation.

14.3.3     On-site Laboratory Inspection

During the November, 2009 site visit, Micon carried out an inspection of the new laboratory complex commissioned at Guanajuato in the earlier half of 2009 and noted that the deficiencies in the sample preparation room previously observed had been addressed. The new sample preparation room is shown in Figure 14.4. The laboratory remains a small typical mine laboratory with capabilities limited to dealing mainly with mine production samples. Most of the analyses done are fire assays with AA finish. Although the laboratory is small and not yet ISO certified, it is actively participating in round-robin exercises and conducts check analyses on behalf of its sister laboratory at Guanaceví. In Micon’s opinion, the laboratory’s in-house QA/QC protocols are sufficient to ensure reliable assay data for production purposes. Micon noted that Endeavour Silver still utilizes external ISO certified laboratories for much of its analytical work involving exploration projects, enhancing the credibility of the assay database for new prospective production additions to the mine.

Figure 14.4
Sample Preparation Room at the New Laboratory Complex at Guanajuato

14.3.4     Monitoring Reports and Control Charts for QA/QC Samples

Micon’s analysis of the monitoring reports confirms that adequate control samples incorporating certified reference material, blanks and duplicates were used to ensure accuracy of the analytical database. In a few instances where standards failed, appropriate investigations were conducted and re-assaying was undertaken whenever it was deemed necessary. Micon did not identify any flaws in the monitoring of control samples.

14.3.5     Review of the Database

Endeavour Silver’s data are stored in digital format but, for both internal and external audit purposes, hard copy output of raw and interpreted data in the form of tables, plans and sections is readily available.

Micon conducted an audit of the database at Endeavour Silver’s exploration office in Durango City in September, 2008, November, 2009 and November, 2010. The audit comprised a review of its construction, and the categories of information contained in it, to ensure that all the data necessary for the proper estimation of the resources have been assembled, and that data relating to all key geological and physical features can be accessed individually or in groupings.

As a means of verification, Micon inspected various prints and plots from the database to ensure that the output is sensible. Micon noted that Endeavour Silver ensures and maintains a clean database by imposing restricted access to the database files and established that in all respects the database is in good order.

In line with Micon’s previous recommendation, Endeavour Silver has reviewed its security measures for the ultimate protection of the database against destruction by fire, theft or electronic failure. In addition to acquiring an appropriate storage safe, a back-up is kept off site. This is consistent with good house-keeping practice which generally requires regular backups of electronic data with at least one up-to-date copy being maintained off site.

14.4      PHYSICAL INSPECTION OF DRILL CORES, RESOURCE AND RESERVE BLOCKS

During all site visits, Micon reviewed several drill holes and did partial validation of assays by comparing assay results with the intensity of mineralization in drill hole intercepts. Micon is satisfied that logging procedures and quality conform to high industry standards. For the November, 2010 site visit, all the drill cores reviewed were from the Lucero-Karina-Fernanda exploration area. This area is now covered by 35 drill holes of which 13 were drilled between June and November, 2010. The exploration team has been able to site drill holes with good precision, resulting in impressive drill intercepts. An example of one of the recent intercepts with a true thickness of 5.59 m averaging 121 g/t Ag and 3.82 g/t Au is depicted in Figure 14.5.

During the November, 2010, site visit, Micon’s representative was able to inspect most of the resource and reserve blocks that contribute to the 2010 resource and reserve estimates. Of particular importance to Micon were verification of the adequacy of the sampling/drilling density of the resource and reserve blocks and the accessibility of the proven reserve blocks. On the basis of this review, Micon was able to audit Endeavour Silver’s classification of the resources and the reserves.

One other aspect of the underground visits was the opportunity to see and verify the intensity of mineralization in areas being mined (Figure 14.6) .

Figure 14.5
Half Split Drill Core of Hole KA-21 Showing Mineralization in the Karina Vein

Figure 14.6
Exposure of the Lucero Vein Underground at the Bolañitos Mine

14.5      RESOURCE/RESERVE AUDITS

Micon’s review and audit of the Endeavour Silver resource and reserve estimates is summarized as follows:

1)

A site visit was conducted to the Guanajuato Mines project in Mexico where the data input procedures, geological model, block model parameters and resource classification details were reviewed in detail over a period of two days. The site visit included an underground tour to examine the various vein systems for continuity and mineralization. Geological mark-up procedures and mining methods were observed and discussed. A tour of the mill was also undertaken.

2)	The review of the resource block models included review of the cut-off grade, wireframing, capping of high grade assays and block model protocols.

A review of the spreadsheets of tabulated reserves for each zone and by polygon block was undertaken to verify that:

  Appropriate methodology and parameters had been used to estimate quantities of dilution and recovery of mineral within the stoping areas.

  Calculations had been made correctly.

  Blocks had been correctly categorized as proven or probable reserves.

Summary tables had correctly listed total tonnages, grades and contained metal within the resource and reserve categories.

15.0      ADJACENT PROPERTIES

Endeavour Silver’s Guanajuato Mines project is located within the Guanajuato mining district which has hosted a number of past producers. A number of the past producers are located on the property and a majority of the past producers in the district are located on quartz veins which are similar or related to those located on the Guanajuato Mines project. However, there are no immediately adjacent properties which directly affect the interpretation or evaluation of the mineralization and anomalies found on the property.

Several other mineral properties and mines are present in the region and within the Guanajuato mining district, as illustrated in Figure 15.1. The most noteworthy include the El Cubo mine, purchased by a Canadian company MexGold Resources (Gammon Lake Resources) in 2004 and the Guanajuato mines, which include the Valenciana, Cata and Reyes mines, as well as a few other land holdings in the area, purchased by another Canadian company, Great Panther Resources, in 2005.

In addition, the Bolañitos plant also conducts custom milling and processing for a number of small mines in the Guanajuato district. The material from each mine is run through the plant in batches. These smaller mines typically exploit quartz-carbonate veins similar in character to the vein mineralization on Endeavour Silver’s Guanajuato Mines project.

Figure 15.1
Major Land Positions held in the Guanajuato Mining District

Figure provided by Endeavour Silver Corp.

16.0      MINERAL PROCESSING AND METALLURGICAL TESTING

The mineral processing and metallurgical testing for the Guanajuato property is described in detail in the March, 2010 NI 43-101 Technical Report by Micon and was previously discussed in the March, 2008 SRK Technical Report. The following description of the mineral processing and metallurgical testing has been excerpted and edited from the March, 2010, report.

16.1      BOLAÑITOS PLANT DESCRIPTION

In 2010, the plant processed ore from the Cebada and Bolañitos-Lucero Mines on a campaign basis.

The process plant is a conventional flotation plant which appears to be well suited to the campaign processing of different ore types. The process flowsheet is illustrated in Figure 16.1. The primary jaw crusher receives ore from the mines in the size range 250 to 375 mm. After the primary crusher, there are two ore bins each with a 450 t capacity. The presence of the bins allows different ore types to be crushed and stored independently thus optimizing the plant availability and reducing change over time.

Secondary cone crushing takes the ore size down to 50 mm after which the tertiary crusher reduces it further to 9-10 mm. After the tertiary crusher, there is a second set of two ore bins, each with a 120 t capacity that adds to the plant flexibility. The conveyor belt below the tertiary crusher bins is fitted with a weightometer which is regularly checked and recalibrated by the plant operators as required. Also at this point, manual samples are regularly taken to determine the plant head grade.

A ball mill grinds the material down to 65% passing 74 microns after which it is subjected to conventional flotation in column and tank cells. Automatic samplers are in place to take samples of the tailings and concentrate. A single concentrate is produced which grades around 9.63 kg/t silver and 136 g/t gold. The concentrate is dewatered in a conventional thickener followed by filtration and drying in a warm air drier (gas drier).

At the maximum processing rate of 600 t/d, the plant can produce around 5 to 10 t/d of concentrate which is then trucked to Endeavour Silver’s plant in Guanaceví, Mexico, where it is added to the mill stream for production of doré.

Operations at the plant in 2010 had an average recovery of 86.0% for gold and 85.5% for silver. The campaign milling allows for each ore type to have different reagent dosages and for separate metallurgical balances to be carried out.

Figure 16.1
Bolañitos Mill Process Flowsheet

RAMPA
BANDA #1
4100-1-5411
MINERAL DE OTRAS MINAS
4100-62-5631
TOLVA DE GRUESOS
BANDA #0
4100-63-5411
BANDA #2
4100-2-5411
4100-3-5020
4100-4-5020
4200-7-5470
4200-62-5771
BANDA #3
4200-5-5426
TRITURACION
4200-13-5064
4200-12-5411
4200-8-5064
4200-9-5631
4200-60-5471
4200-11-5411
BANDA #4
BANDA #5
4200-16-5411
BANDA #6
4200-17-5411
BANDA #7
BANDA #8
4200-19-5411
4200-20-5411
BANDA #9
4300-21-5020
BANDA #10
4300-26-5411
4300-27-5480
FLOTACION PRIMARIA
FLOTACION LIMPIADORA
4500-35-5190
4500-36-5010
4500-37-5031
FLOTACION AGOTATIVA
4500-38-5191
4600-66-5601
4500-44-5601
4500-32-5661
5800-50-5074
CELDA FLASH
MOLIENDA
4400-31-5074
4400-14-5101
4400-28-5641
4400-29-5601
4400-30-5601
4800-45-5025
4800-41-5603
4600-42-5692/5694
ESPESAMIENTO
4700-68-5142/5601
4600-43-8122
4700-67-5142
4700-57-5605
4700-47-5605
4700-49-5673
FILTRACION
CONCENTRADO
PRESA DE JALES
5100-58-5025
5100-53-4205/4207

Figure adapted from the March, 2008 SRK Report.

16.2     BOLAÑITOS PLANT METALLURGICAL BALANCE

A description of the methodology of the monthly metallurgical balance which is undertaken at the Bolañitos plant is given below.

To generate the metallurgical monthly balance and also for the control of quality at the plant, key points of the process circuit are sampled:

  Head grade - taken from the conveyor which feeds the milling circuit.

  Wet head grade - taken from the pulp that feeds the flotation circuit.

  Concentrate grade - taken from the pulp of the final product that goes to the thickening stage.

  Tails grade - taken from the pulp sent to the tailings facility.

The samples are prepared and analyzed at the Bolañitos mine in-house laboratory, where a report is generated each day that contains the gold and silver grades for each sample on each shift. There are 3 shifts of 8 hours at the plant. The laboratory also measures the moisture content of the samples in order to calculate the dry tonnes.

A metallurgical balance for the concentrates is generated per shift using the gold grade, silver grade, % moisture and the tonnage which is registered by the weightometer on the belt that feeds the grinding circuit.

In addition to the above, after filtering and drying, the concentrate is stored and samples are taken for grade and moisture content. The daily calculated and accumulated balance is checked against the mass of concentrate produced.

The daily metallurgical balance forms the basis of the monthly reconciliation report. The monthly reconciliation is reviewed by senior staff and cross-checked against the mass and grade of concentrate samples taken from the dried concentrate.

17.0     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1     INTRODUCTION

Mineral Reserve and Mineral Resource estimates have been produced and classified using the current CIM standards and definitions for estimating resources and reserves, as required by Canadian National Instrument 43-101 and the accompanying documents NI 43-101-F1 and NI 43-101-CP.

The most recent reserve and resource estimate for the Guanajuato Mines project was reported in a Technical Report by Micon dated March, 2010, and posted on SEDAR by Endeavour Silver. Since the last resource and reserve estimate was completed, Endeavour Silver has conducted further successful exploration, diamond drilling and underground development at the Guanajuato Mines project and, as a result, the company completed a new resource and reserve estimate for the project which is effective as of December 31, 2010.

The resources and reserves have been updated for all three of Endeavour’s mines comprising the Guanajuato Mines project. These include the Cebada, Bolañitos and Lucero mines which are considered as separate entities and as such have been estimated separately.

The reported reserves for the Guanajuato Mines project only represent that portion of the mineral resources for which Endeavour Silver has a mine plan in place.

Micon was engaged to audit Endeavour Silver’s December 31, 2010 mineral resource and reserve estimates. A discussion of the Micon audit of these resources and reserves is contained in Sections 14.5 and 17.3.

Micon has concluded that the resource and reserve estimates by Endeavour Silver, as audited by Micon, have been reasonably prepared and conform to the current CIM standards and definitions for estimating resources and reserves. Therefore, Micon accepts Endeavour Silver’s resource and reserve estimates as its basis for the ongoing mining operations at the Guanajuato Mines project. In Micon’s opinion, there are currently no known technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines project.

17.2	ENDEAVOUR SILVER RESOURCE AND RESERVE ESTIMATION METHODOLOGIES

17.2.1     Tonnage and Grade Estimation

The Guanajuato Mines project uses a specific gravity of 2.5 to estimate the tonnages. This is considered reasonable for this type of deposit and is based on a number of tests on samples collected from the Guanajuato Mines project.

For the year ended December 31, 2010, two different methodologies have been employed for the estimation of resources and reserves for the Guanajuato Mines project as described below.

17.2.1.1     2-D Polygonal Resource and Reserve Estimates

The 2-D polygonal method is based on the use of a longitudinal section to estimate the mineral resources and reserves.

Indicated mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 1.5 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

The 2-D classic polygonal method is appropriate in areas tested by a limited number of drill holes/samples and has been successfully used by Endeavour Silver’s Exploration Division in the last couple of years as evidenced by the extent to which Indicated resources were quickly upgraded into reserves.

17.2.1.2     Block Modelling and Inverse Distance Weighting Method

All resources for the 3785 (Robbins #5) zone discovered in the Cebada mine at the end of 2007, the southeastern section of Cebada, the Lucero vein and the Bolañitos vein were estimated using a 2-D block modelling approach. All of these areas were targeted by drilling in 2010. This methodology should not have any adverse effect on the resource estimation, especially since best practices are used during the wireframe modelling.

In areas where the available data was restricted to drill hole intercepts, resource modeling was conducted using inverse distance weighting (IDW). IDW was chosen due to the small size of the data sets. The IDW estimates were done in the vertical plane (i.e. plane of the longitudinal section). All models use a 25m x 25m grid. All searches were isotropic. Block models and IDW were used for the Cebada mine at the Robbins 5 area, on the northern flank and in the southern part of the active mine. Block models were also used at Bolañitos in the southern portion and at Cebada on the southern extension.

Block Model Description

The 2-D modelling plane was oriented in the vertical plane of the long section. A block size of 25 x 25 m was chosen based on the sparseness of the data and data density. The interpolated models were loaded into custom Excel spreadsheets for tabulation. The Excel spreadsheets applied dilution and tabulated the resources based on the specified cut-off.

Each block was first diluted to a 1.5 m minimum mining width and then had additional overbreak dilution applied. To obtain the correct volume, each block in the model had a dip correction applied based on the vein dip. Volumes were converted to tonnes using a bulk density of 2.5 t/m3.

Drill hole intercept data were composited over the geological width of the vein. Grade estimation was done using an inverse distance interpolator with a power of 3 and an isotropic search. The minimum number of samples used in the grade estimation of each block was 2 and the maximum 8. In all cases, with the exception of Lucero, a single pass was deemed sufficient based on data spacing. Lucero used two passes.

Due to uneven support of the composites, the variables chosen for interpolation were true thickness and silver and gold accumulation (grade x thickness). Grade for each cell was then back calculated by dividing the accumulation by true thickness.

17.2.2     Capping of High Grade Assays

Endeavour Silver developed basic statistical parameters for raw silver and gold assays. The parameters indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. Accordingly, Endeavour Silver elected to top-cut high assays and make equal length composites within each zone. To determine the appropriate capping value for each zone, lognormal probability plots and cumulative frequency plots were examined, and the capping value was based on the cumulative probability of approximately 95% for each zone, as shown in Table 17.1.

Table 17.1
Summary of Sample Capping Grades for the Various Areas at Guanajuato

Area	Gold (g/t)	Silver (g/t)
Cebada – CU holes area	0.93	195
Cebada (3785 (Robbins #5) zone only)	3.68	259
Bolañitos (Lucero vein only)	7.38	843
Bolañitos and Golondrinas	2.30	512
Bolañitos (Karina, Fernanda, Daniela)	14.95	599

(Table based on information supplied by Endeavour Silver)

17.2.3     Sample Composites

A minimum horizontal width of 1.5 m was used for compositing channel and drill hole sample grades. The average cut-off grade applied to resource blocks was 100 g/t silver equivalent (AgEq). The equivalent grade was reached by multiplying the gold grade by 50 and adding it to the silver grade, based on metal prices of US $24/oz for silver and US $1,200/oz for gold. Resource blocks in the vicinity of mine development used a cut-off of 92 g/t Ag. The cut-off grade applied to reserve blocks was 102 g/t Ag.

17.2.4     Modifying Factors and Reserve Estimation

Mineral reserve estimation work was carried out by Endeavour Silver’s Chief Geologist –Mines, assisted by the mine planning engineer.

Resource models are based on vein data only. The initial models are therefore undiluted. Dilution is then applied in two steps. The first step is to dilute the vein models to a minimum mining width of 1.5 m. These models are used to tabulate resources. The resource models are then diluted by 26% or 30% depending on their location. This is done by adding dilution equally to the hanging-wall and footwall sides of the model. In Cebada, proven blocks are diluted by 26% and the probable blocks by 30%. At Bolañitos, proven blocks are diluted by 26% and most probable blocks by 30%. In the larger higher tonnage blocks, where more current information is available, 26% dilution was applied. At Lucero, both the proven and probable blocks are diluted by 26%. The dilution grade used at Guanajuato was 14 g/t silver and 0.2 g/t gold. A 3% ore loss is generally applied for the reserves, with the exception of Cebada and the probable blocks at Bolañitos where a 10% ore loss was applied.

17.2.5     Classification

Mineral resources and mineral reserves were classified on the basis of the location of blocks relative to the data used to interpolate the block grade. Mineral resources and reserves have been derived by classifying the blocks according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that for the year under review economic extraction is achievable. For Guanajuato, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured/Iindicated mineral resource blocks which at the time of reporting are considered economic and for which Endeavour Silver has a mine plan in place. For Guanajuato this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

  Measured mineral resource applies to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning. Currently there are no Measured resource blocks at Guanajuato.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data including development, chip samples or drill hole intercepts. For the Exploration Division’s polygonal resource calculations, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the Exploration Division’s polygonal resource calculations, a 50 m search radius is used in the definition of Inferred resources.

17.2.6     Cut-off Grades

A breakeven cut-off grade was used which considers metal prices, total mining, milling and administration costs, freight costs, mill recoveries and smelter charges. The cut-off grade does not include either exploration or capital costs.

Exploration Division

For Endeavour Silver’s Exploration Division, the December 31, 2010 resource estimates were based on a geological cut-off grade of 100 g/t AgEq. Future plans to lower mine operating costs, raise mill throughput and improve mill recoveries at Guanajuato justify using the 100 g/t AgEq geological cut-off grade for resources, which eventually can be reasonably expected to be converted into mineral reserves.

Operations

For near-mine reserves and resources, the cut-off grades used were based on mining and milling costs only. Administration costs were removed from the breakeven cut-off grades to yield a lower operational cut-off grade which is more appropriate for the short term nature of near mine resources.

For resources, and with the exception of Lucero, a cut-off grade of 92 g/t silver was used for the December 31, 2010 estimate. In Lucero, where unusually high gold content is present, the cut-off used was based on an equivalent silver value of 120 g/t. This value is higher than the equivalent silver values used for the geological resource cut-off because of the risk of including unprofitable material in the resource and to avoid the possibility of reduced silver production due to a lower silver grade.

In summary, for reserves, a cut-off grade of 102 g/t silver was used for the December 31, 2010 estimate. The reserve cut-off was based on a review of operating costs at the time of resource and reserve estimation. The review indicated some uncertainty in forecasted total operating costs of the Guanajuato Mines project. In order to be responsibly conservative a cut-off grade of 102 g/t silver was used.

Throughout 2009 and 2010, the improved silver and gold prices and operating performance have been having a positive impact on operations at the Guanajuato Mines project.

17.2.7     Mineral Resource and Reserve Statement

The mineral resources and mineral reserves have been estimated, classified and reported using the guidelines given in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines which have been adopted for reporting under NI 43-101 and the accompanying documents NI 43-101-F1 and NI 43-101 CP.

The mineral resources are exclusive of the mineral reserves. The summary of the resource and reserve estimates as contained in Tables 17.2, 17.3 and 17.4, is effective December 31, 2010. The cut-off grade for the mineral resources used by Endeavour Silver’s Exploration Division is 100 g/t silver equivalent, using a 50:1 ratio which was estimated based on prices of US $24/oz silver and US $1,200/oz gold, with no base metal credits applied. For the operations, the cut-off grade for the mineral reserves is 102 g/t silver. Silver equivalents for mine reserves were based on 3 year trailing average prices for gold and silver. Using this criterion, all mineral reserve blocks defined as of December 31, 2010, have grades in excess of 102 g/t AgEq.

Figures 17.1, 17.2 and 17.3 are longitudinal sections showing the current resources estimated for the Karina, Fernanda and Daniela veins.

The process of mineral resource and reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. The final reserve and resource figures in Tables 17.2 through 17.4 have been rounded to provide a mineral resource and reserve statement which implies an appropriate level of accuracy in order to reflect that the numbers are estimates.

Table 17.2
December 31, 2010 Proven and Probable Mineral Reserve Estimate, Guanajuato Mines Project

Property	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Bolañitos	Proven	46,400	134	2.58	294	200,000	3,900	439,000
Lucero	Proven	79,200	208	2.51	364	530,000	6,400	926,000
Cebada	Proven	15,100	260	2.18	395	126,000	1,000	192,000
Subtotal	Proven	141,000	189	2.50	344	856,000	11,300	1,557,000

Bolañitos	Probable	53,400	130	2.74	300	223,000	4,700	515,000
Lucero	Probable	0	0	0	0	0	0
Cebada	Probable	46,400	191	1.58	289	285,000	2,400	431,000
Subtotal	Probable	100,000	158	2.20	295	508,000	7,100	946,000

Total	Proven+Probable	241,000	176	2.37	324.0	1,364,000	18,400	2,503,000

Table 17.3
December 31, 2010 Indicated Mineral Resource Estimate, Guanajuato Mines Project

Property	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Bolañitos	Indicated	240,000	168	1.16	240	1,295,000	8,900	1,850,000
Lucero	Indicated	407,000	199	2.04	325	2,601,000	26,700	4,253,000
Cebada	Indicated	216,000	154	1.22	230	1,071,000	8,500	1,597,000
Kar-Fer-Dan	Indicated	580,000	139	3.06	291	2,587,000	57,000	5,438,000

Total	Indicated	1,443,000	163	2.18	283	7,554,000	101,100	13,138,000

Table 17.4
December 31, 2010 Inferred Mineral Resource Estimate, Guanajuato Mines Project

Property	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Bolañitos	Inferred	465,000	179	1.24	256	2,675,000	18,500	3,824,000
Lucero	Inferred	127,000	177	2.01	302	724,000	8,200	1,234,000
Cebada	Inferred	285,000	156	1.08	223	1,431,000	9,900	2,045,000
Kar-Fer-Dan	Inferred	464,000	126	3.59	305	1,877,000	53,600	4,559,000
Golond	Inferred	47,000	141	1.98	240	213,000	3,000	363,000
San Franciso	Inferred	53,000	99	2.99	249	169,000	5,100	423,000
Periq	Inferred	33,000	241	1.57	320	256,000	1,700	339,000

Total	Inferred	1,475,000	155	2.11	270	7,345,000	100,000	12,787,000

Figure 17.1
Longitudinal Section showing the Resources for the Karina Vein

Figure provided by Endeavour Silver Corp.

Figure 17.2
Longitudinal Section showing the Resources for the Fernanda Vein

Figure provided by Endeavour Silver Corp.

Figure 17.3
Longitudinal Section showing the Resources for the Daniela Vein

Figure supplied by Endeavour Silver Corp

Micon has conducted an audit of the Endeavour Silver resource and reserve estimates for the period ending December 31, 2010 and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. Accordingly, Micon accepts Endeavour Silver’s resource and reserve estimate as its basis for the ongoing mining operations at the Guanajuato Mines project. In Micon’s opinion there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines project.

17.2.8      Exploration Potential

The mineral exploration potential for the Guanajuato Mines project is considered to be very good. In the veins that have been partially mined and within which the resource blocks are contained, there is good potential to add to the resources by gathering information in the vicinity of these blocks and expanding them into unmined ground, like the Lucero vein. This could be achieved using a combination of underground drilling and further channel sampling. The block boundaries are in many cases only constrained by somewhat arbitrary decisions as for how far a sample’s influence should be extended.

Parts of the known veins beyond the historically mined areas also represent good exploration targets for additional resource tonnage; however, surface drilling will be required. The concession areas contain many veins and Micon considers there to be reasonable potential to discover new veins and splays beyond those currently mapped.

17.3	MICON AUDIT OF THE ENDEAVOUR SILVER RESOURCE AND RESERVE ESTIMATES FOR THE GUANAJUATO MINES PROJECT

Based on the data verification as described in Section 14, Micon is satisfied that the database used in the reserve/resource estimates is credible.

Micon has audited the Endeavour Silver resource and reserve estimates for the Guanajuato Mines project. At the present time, Endeavour Silver is still using the traditional manual polygonal method based on the use of a longitudinal section to estimate the resources and the reserves. Computerization of the database for future resource/reserve estimates is in progress and Micon strongly recommends that the process be fast tracked.

The estimation approach/methodology used is reasonable and commensurate with the data levels. The mineral reserve/resource blocks, when examined in plan, cross-section and longitudinal section, broadly reflect the grades of the intersecting drill holes.

Endeavour Silver caps the channel samples statistically, based on a cumulative probability of approximately 95%. Endeavour Silver has capped each area or vein separately and has not used an average for its entire project, which preserves the individual mineralogical nature of each area or vein during the resource and reserve estimate. Micon agrees with this approach but cautions that Endeavour Silver will have to continue to review its capping parameters to ensure their continuing relevance to the project.

A minimum horizontal width of 1.50 m was used for compositing channel and drill hole sample grades. Micon agrees with the current use of 1.50 m as the minimum mining width but recommends that Endeavour Silver undertake a review of the minimum width, as well as conduct a sensitivity analysis using minimum mining widths varying between 1.5 m and 2.5 m.

The cut-off grade applied to the resource blocks was 100 g/t AgEq. The cut-off grade applied to reserve blocks was 102 g/t AgEq. Micon agrees with the use of these cut-off grades for the mines; however, for the purpose of block modelling estimation, Micon recommends that the resource cut-off be reviewed using a lower cut-off grade in order to establish a potentially more consistent and continuous mineral envelope which will encompass the resource and reserve estimate.

While parameters may vary from vein to vein and from operation to operation, Micon strongly recommends that the methodologies for deriving the parameters should be standardized between sister operations.

Endeavour Silver is in a transition period in regard to the resource and reserve estimates and, since taking over the Guanajuato operations in 2007, has been implementing a number of improvements. While it is increasingly common to see block model methods used to generate the resources and reserves, in the mining industry in a number of countries with long mining histories it is still common to see classical polygonal or sectional methods used. Micon has reviewed the parameters and techniques used by Endeavour Silver at its Guanajuato Mines project and believes that the techniques (although rather old fashioned) are commensurate with the data levels and are still acceptable industry practice. However, Micon also believes that Endeavour Silver should make every effort to modernize its resource and reserve estimation techniques at Guanajuato and bring them to par with its sister operation at Guanaceví. Modernization and standardization of practices will no doubt improve efficiency levels.

Micon considers that the varying dilution and mining recovery factors used in generating the mineral reserve estimate at the Guanajuato Mines project are appropriate at this stage in Endeavour Silver’s estimation process. However, Micon recommends that, once good reconciliation data are available which can reconcile the material sent to the mill back to individual stopes, Endeavour Silver use the reconciliation data to review and update the varying dilution and recovery factors, if necessary.

While the resource and reserve methodology closely correlates to the actual mining practice, a more reliable reconciliation record of reserves versus production versus mill needs to be perfected. Micon recommends that Endeavour Silver continue to improve the reconciliation practices at the Guanajuato Mines project in order to gain a more complete understanding of the dilution and recoverability of the broken muck underground and its relationship to the mill production. The reconciliation process will assist Endeavour Silver in gaining a better understanding of the mining processes at the mines and will assist in identifying further efficiencies.

18.0      OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Endeavour Silver’s Guanajuato Mines project are included in other sections of this report. This section will focus on covering the items contained in Item 25 of Form 43-101-F1 Technical Report “Additional Requirements for Technical Reports on Development Properties and Production Properties”. As a number of areas in this section have not changed since the publication of the SRK report in March, 2008 some of the following descriptions have been excerpted and edited from that report and others have been changed to reflect the ongoing work undertaken at the mine by Endeavour Silver.

18.1      MINING OPERATIONS

As of June, 2007, Endeavour Silver assumed management of day-to-day mining operations at the Guanajuato Mines project. Endeavour Silver undertook control of the mining operations in order to allow for more flexibility in the operations and to continue optimizing the costs. As of December 31, 2010, the Guanajuato Mines project had a roster totalling 297 employees. The mine’s operating schedule consists of three 8-hour shifts 6 days a week. The miners are skilled and experienced in vein mining and according to Endeavour Silver are currently not unionized. There is an incentive system in place rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

The mine employs geology, planning and surveying personnel and operates using detailed production plans and schedules. All the mining activities are conducted under the direct supervision and guidance of the mine manager.

Figure 18.1 is a view looking northwest along the trend of the Veta Madre.

Figure 18.1
View Looking Northwest along the Trend of the Veta Madre

Figure taken from the March, 2008 SRK Report.

18.2      GROUND CONDITIONS

The ground conditions at the Bolañitos and Lucero mines are considered to be good. The rocks are competent and require no special measures for support other than occasional rock bolting and regular scaling. At the Cebada mine, the ground conditions are similar to the other mines with the exception of the hanging wall of the deposit which is comprised of a weak, laminated graphitic shale. The weak nature of the hanging wall material requires additional rock bolting. The current cut and fill mining method is well suited to these ground conditions.

18.3      MINING METHOD

A conventional bottom-up cut and fill mining method is employed with waste rock brought in using small diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground.

18.4      PRODUCTION

In 2010, the Bolañitos plant produced 943,423 oz silver and 12,914 oz gold from 194,923 tonnes of ore grading 177 g/t silver and 2.40 g/t gold. Silver and gold recoveries averaged 85.5% and 86.0%, respectively. Table 18.1 summarizes the production from the different areas from January to December, 2010, and Table 18.2 summarizes the actual production versus the budgeted production for 2010.

18.5      MINERAL PROCESSING

Mineral processing is discussed in Section 16 of this report.

18.6      TAILINGS CONTAINMENT

Endeavour Silver, in 2007, was conducting work in order to expand the tailings facility with the work concentrated on raising the downstream embankment and developing the diversion tunnel. Endeavour Silver continued with the expansion of the tailings facility in 2008.

In 2010 Endeavour Silver continued to expand the tailings facility and this work will be ongoing in 2011, to provide sufficient tailings storage capacity for the next five to six years.

18.7      CONTRACTS

Endeavour Silver has advised Micon that there are no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy of not hedging or forward selling any of its products.

Table 18.1
Summary of Mine Production from January to December, 2010

Mine	Description/Month	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec	Average
Cebada	Silver (g/t)	172	170	195	185	192	186	195	184	175	192	177	168	183
	Gold (g/t)	1.24	1.9	1.56	1.46	1.42	1.03	1.61	1.13	1.11	1.38	0.99	1.03	1.33
	Silver (oz)	23,922	23,748	38,262	36,300	25,500	23,603	22,106	22,805	23,175	31,389	27,839	22,626	321,277
	Gold (oz)	172	265	306	286	189	131	183	140	147	226	156	139	2,339
	Tonnes	4,326	4,345	6,103	6,103	4,131	3,947	3,526	3,855	4,119	5,085	4,892	4,189	54,621
Bolañitos	Silver (g/t)	150	129	174	174	128	151	158	159	166	165	170	163	157
	Gold (g/t)	1.87	2.89	2.83	2.83	2.55	2.49	2.86	2.61	2.53	3.39	2.86	2.94	2.73
	Silver (oz)	20,896	19,410	29,800	29,800	23,371	25,002	28,757	27,334	25,890	25,246	23,398	27,041	305,946
	Gold (oz)	261	435	485	485	466	412	521	449	395	519	394	488	5,306
	Tonnes	4,333	4,680	5,327	5,327	5,679	5,150	5,661	5,347	4,851	4,759	4,281	5,160	60,555
Lucero	Silver (g/t)	191	156	134	134	187	209	195	204	257	203	228	247	201
	Gold (g/t)	1.68	2.11	1.70	1.70	2.38	2.32	2.44	2.64	3.63	2.85	3.21	3.03	2.57
	Silver (oz)	34,855	27,254	22,385	22,385	39,897	44,785	51,911	52,962	64,838	48,290	58,511	71,662	539,736
	Gold (oz)	307	369	284	284	508	497	650	685	916	678	824	879	6,880
	Tonnes	5,676	5,434	5,196	5,196	6,636	6,665	8,280	8,075	7,847	7,399	7,982	9,024	83,410

Table provided by Endeavour Silver Corp.

Table 18.2
Summary of 2010 Budget versus Actual Production for the Guanajuato Mines

Area	Description	Budget	Actual	Variance	% Difference
Plant	No. of Days	335	335	0	100.0%
	Tonnes of Ore	188,331	194,923	6,592	103.5%
	Silver Grade (g/t)	187	177	-10	94.8%
	Gold Grade (g/t)	2.33	2.40	0	102.8%
	Silver Recovery	86%	85%	0	98.9%
	Gold Recovery	86%	86%	0	100.1%
	Silver Ounces Recovered	972,191	943,423	-28,768	97.0%
	Gold Ounces Recovered	12,120	12,914	794	106.5%
Mine	No. of Days	306	306	0	100.0%
	Tonnes of Ore	188,331	201,709	13,378	107.1%
	Silver Grade (g/t)	187	184	-4	97.9%
	Gold Grade (g/t)	2.30	2.30	0	99.9%
Development	Endeavour Silver (m)	3,689.23	4,285.66	596	116.2%
	Contractor (m)	3,348.00	2,697.70	-650	80.6%
	Total (m) :	7,037.23	6,983.36	-53.9	99.23%

Table provided by Endeavour Silver Corp.

18.8       ENVIRONMENTAL CONSIDERATIONS AND SAFETY

The Bolañitos plant monitors all the effluents and air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local Ejido and President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half hour safety meetings with all employees and contractor employees.

18.9       TAXES

Taxation in Canada and Mexico is often complex and varies from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, taxes are all levied in the normal course of business. Endeavour Silver is subject to the taxing jurisdictions of Guanajuato, Mexico and Canada. Endeavour Silver represents that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

18.10     CAPITAL COST ESTIMATES

In 2010, Endeavour Silver’s Guanajuato mines project consisted of a modest size underground mining operation based at Cebada and Bolañitos. As 2008 was the first full year in which Endeavour Silver was in complete control of the operations, the capital outlay was higher than in previous years, as a number of improvements and up-grades were conducted on the project and some of these continued into 2009. The actual 2009 and estimated 2010 capital costs for the Guanajuato mines project are outlined in Table 18.3.

Table 18.3
Actual 2009 and Proposed 2010 Capital Cost Estimates for the Guanajuato Mines Project

Item	Actual 2009 Costs (US $)	Estimated 2010 Cost (US $)
Equipment	900,000	3,582,725
Shaft & Development	3,400,000	13,532,829
Vehicles	100,000	345,573
Various Construction		473,581
Plant	400,000	1,668,932
Total	4,800,000	19,603,640

Table provided by Endeavour Silver Corp.

The approved 2011 capital budget for the Guanajuato mines project are outlined in Table 18.4.

Table 18.4
Endeavour Silver 2011 Capital Cost Estimates Approved by the Board on December 10, 2010

Item	2011 Capital Expenditures (US $)
Mine Equipment	1,135,000
Mine various	1,153,800
Assay Lab	95,300
Plant General	4,605,532
Tailings	12,000
Environmental	0
Mine Exploration	712,950
Development	4,785,721
Plant	0
Buildings	410,000
Vehicles	80,000
Total	12,990,303

Table provided by Endeavour Silver Corp.

The capital expenditure budget for the mine and plant is in addition to the surface exploration budget.

18.11      ECONOMIC ANALYSIS

18.11.1     Operating Costs

The cash operating cost of silver produced at the Guanajuato Mines project in fiscal 2010 was US $2.19/oz compared to US $1.01 in 2009.

Cash operating cost per oz of silver is calculated net of gold credits and royalties. On a per tonne of ore processed basis, the cash operating costs in 2010 averaged US $62.37/t, compared to US $81.33/t in 2009. Table 18.5 summarizes the 2010 operating costs for the Guanajuato Mines project by quarter and for the full year.

Table 18.5
2010 Operating Cost Estimates for the Guanajuato Mines Project

Description	Year Ended Dec 31, 2010*	Three Months Ended Dec 31, 2010*	Three Months Ended Sep 30, 2010*	Three Months Ended June 30, 2010*	Three Months Ended Mar 31, 2010*
Cost of Sales	$12,614	$3,948	$2,695	$2,967	$3,004
Add/(Subtract):
Royalties	$0	$0	$0	$0	$0
Change in Inventories	$368	($136)	$497	$152	($145)
Change in By-Product Inventories	$7	$222	($820)	($133)	$738
By-Product gold sales	($14,801)	($5,443)	($2,650)	($3,344)	($3,364)
Cash Operating Costs US $	($1,812)	($1,409)	($278)	($358)	$233
Oz Produced	836,688	229,588	211,632	204,054	191,414
Oz Payable	828,321	227,292	209,514	202,015	189,500
Cash Operating Cost Per Oz US $*	($2.19)	($6.20)	($1.33)	($1.77)	$1.23

*Note: In US $000s except oz produced / payable and cash cost/oz.
Table provided by Endeavour Silver Corp.

The actual 2010 and estimated 2011 operating costs for the project are summarized in Table 18.6.

Table 18.6
Actual 2010 and Estimated 2011 Operating Cost Estimates for the Guanajuato Project

Item	Actual 2010 Costs (US $/t)	Estimated 2011 Costs (US $/t)
Mining Cost	33.15	35.90
Development Cost	NA	NA
Plant (Milling) Cost	20.59	23.50
Administration	8.63	7.50
Tailings Pond Expansion	NA	NA
Total	62.37	66.90

Table provided by Endeavour Silver Corp.

18.11.2     Economic Analysis

Micon has not undertaken a cash flow analysis for the Guanajuato Mines project due to the fact that there are currently only mineral reserves sufficient for a short term operation of approximately 3½ years.

18.11.3     Future Production Potential

The mine life, based on proven and probable reserves as of December 31, 2010, is approximately three a half years at a projected production level of 600 t/d or 16,500 t/m for the first six month of 2011 and 1,000 t/d or 27,000 t/m thereafter. Endeavour Silver is hoping that ongoing exploration will add to the mineral inventory so that the mining and processing rate can be increased in 2011 to 1,000 t/d.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. Micon believes there is a good likelihood of discovering additional resources at Endeavour Silver’s Guanajuato mines project.

19.0      INTERPRETATION AND CONCLUSIONS

19.1      DISCUSSION AND INTERPRETATION

Endeavour Silver’s Guanajuato Mines project is located in one of the major historical silver mining districts in Mexico. The geology, genesis and mineralization of the deposit are well understood by Endeavour Silver’s Exploration Division and this forms a sound basis upon which to increase the resource/reserve through effective exploration concepts. Recently, the exploration team enhanced its structural interpretation techniques by the acquisition of a Ballmark Core Orientation System which will be particularly useful for determining the geometry of structurally complex targets. Since Endeavour Silver has taken over the day-today operation of the mines, it has instituted a number of changes which have increased productivity and has also introduced efficiency measures that have led to increased cost savings.

In 2007, upon acquiring the Guanajuato Mines project, Endeavour Silver obtained an operating project with an extensive mining history and known silver and gold bearing veins. Although a number of mineralized areas have been exploited in the past, improvements in mining techniques have allowed mining to be expanded within the boundaries of previously mined areas and extended into new areas. Micon has conducted an audit of the Endeavour Silver resource and reserve estimates for the period ending December 31, 2010. Micon’s audited resource estimates are contained in Tables 19.1 and 19.2 for the Indicated and Inferred Mineral Resources. The Proven and Probable Mineral Reserves are shown in Table 19.3. These reserves are in addition to the mineral resources. Based on its data verification process, Micon is satisfied that the database used in the reserve/resource estimates is credible.

The December 31, 2010 mineral resource estimates used the following parameters:

  Cut-off grade for indicated and inferred resources is 100 g/t silver equivalent.

  Silver equivalents in the resource tables were estimated using a 50:1 ratio based on prices of US $24/oz silver and US $1,200/oz gold, with no base metal credits.

The December 31, 2010 mineral reserve estimates used the following parameters:

  Cut-off grade for proven and probable reserves is 102 g/t silver.

  Silver equivalents in the reserve/resource tables were estimated using a 62:1 ratio based on 3 year trailing average prices of the gold and silver, with no base metal credits.

The process of mineral resource and reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. The final reserve and resource figures in Tables 19.1 through 19.3 have been rounded, in part, to provide a mineral resource and reserve statement which implies an appropriate level of accuracy, in order to reflect that the numbers are estimates.

Table 19.1
December 31, 2010 Proven and Probable Mineral Reserve Estimate, Guanajuato Mines Project

Reserve Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	141,000	189	2.50	344	856,000	11,300	1,557,000
Probable	100,000	158	2.20	295	508,000	7,100	946,000
Total Proven & Probable	241,000	176	2.37	324	1,364,000	18,400	2,503,000

Table 19.2
December 31, 2010 Indicated Mineral Resource Estimate, Guanajuato Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Measured	---	---	---	---	---	---	---
Indicated	1,443,000	163	2.18	283	7,554,000	101,100	13,138,000
Total Measured and Indicated	1,443,000	163	2.18	283	7,554,000	101,100	13,138,000

Table 19.3
December 31, 2010 Inferred Mineral Resource Estimate, Guanajuato Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Inferred	1,475,000	155	2.11	270	7,345,000	100,000	12,787,000
Total Inferred	1,475,000	155	2.11	270	7,345,000	100,000	12,787,000

Micon considers the resource and reserve estimates, compiled by Endeavour Silver and audited by Micon, to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” Therefore, Micon accepts Endeavour Silver’s resource and reserve estimate as its basis for the ongoing mining operations at the Guanajuato Mines project. In Micon’s opinion there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the land controlled by Endeavour Silver is highly prospective both along strike and down dip of the existing mineralization and that further resources could be converted into reserves with additional exploration and development.

19.2      CONCLUSIONS

In 2007, upon acquiring the Guanajuato Mines project Endeavour Silver obtained an operating project with an extensive mining history and known silver and gold bearing veins. Although a number of mineralized areas have been exploited in the past, improvements in mining techniques have allowed mining to be expanded within the boundaries of previously mined areas and extended into new areas.

The resources and reserves reported herein by Endeavour Silver for the Guanajuato Mines project were audited and accepted by Micon as constituting a portion of Endeavour Silver’s operations in Mexico. The resources and reserves for the Guanajuato Mines project conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 regulations.

The mineral exploration potential for the Guanajuato Mines project is considered to be very good. In the veins that have been partially mined and within which the resource blocks are contained, there is good potential to add to the resources by gathering information in the vicinity of these blocks and expanding them into unmined ground, such as the Lucero vein. This could be achieved using a combination of underground drilling and further channel sampling. The block boundaries are in many cases only constrained by the somewhat arbitrary decisions as to for how far a sample’s influence should be extended.

Parts of the veins beyond the historically mined areas also represent good exploration targets for additional resource tonnage; however, surface drilling will be required. The license areas contain many veins and Micon considers there to be reasonable potential to discover new veins and splays beyond those currently mapped.

Endeavour Silver is also in the position of operating in a major historical mining district in Mexico that has not been subjected fully to modern exploration concepts and technology. The property holds the potential for the discovery of mineralized deposits of similar character and grade as those discovered in the past, either along the trend of the veins or at depth below the presently exploited areas.

Micon believes that the significant increase in reserves and resources as compared to the previous year’s position represents a material achievement by Endeavour Silver and a reflection of the effectiveness of the exploration concepts/techniques being employed.

20.0      RECOMMENDATIONS

20.1      2011 EXPLORATION PROGRAMS

Given the success of Endeavour Silver’s exploration programs, it plans to continue exploration focused on following up several of the new discoveries made near its existing mining operation at Guanajuato and testing several new prospective targets within the district. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanajuato district to secure future growth.

The 2011 exploration program is planned to include 20,920 m of core in more than 60 surface and underground diamond drill holes to target vein discoveries and new prospective areas in the Bolañitos, La Luz and Cebada areas of the Guanajuato district. Endeavour Silver is budgeting to spend US $3,316,400, mainly on surface diamond drilling, in an effort to continue to expand the resource base through both exploration and development on its properties during 2011. The estimated cost of diamond drilling is US $160/m. The underground program will focus on expanding the resources and reserves at the Cebada mine, as well as continuing to explore for new sources of mineralization within the property.

Table 20.1 summarizes the planned 2011 surface and underground exploration budgets for the Guanajuato Mines project.

Table 20.1
Summary of the Total 2011 Expenditures for the Guanajuato Mines Project Exploration Programs

Project Area	2011 Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
Lucero-Karina-La Joya	12	3,500	1,900	633,700
Belén	13	3,500	1,400	619,000
Bolañitos North	5	1,500	1,200	296,000
La Luz – Asuncion	10	3,000	1,200	523,500
Soledad	5	1,500	500	249,000
Golondrinas South	5	1,500	1,500	315,000
Cebada Mine Exploration	12	6,420	1,200	680,200
Total	62	20,920	8,900	3,316,400

Table provided by Endeavour Silver Corp.

20.1.1      Exploration Target Areas

Priority targets include drilling at Lucero-Karina-La Joya, Belén, Bolañitos North, La Luz-Asuncion, Soledad, Golondrinas South (including Tajos de Adjuntas and Juanita and underground. For these targets, the programs include:

1.	Surface Drilling – 14,500 m.
	a.	Lucero-Karina-La Joya – 3,500 m.
	b.	Bolañitos North – 1,500 m.
	c.	Belén – 3,500 m.
	d.	La Luz - Asuncion – 3,000 m.

	e.	Soledad – 1,500 m.
	f.	Golondrinas South – 1,500 m.

2.	Underground Drilling.
	a.	Cebada Mine Exploration – 6,420 m.

The detailed budget for the priority surface exploration targets is summarized in Table 20.2.

Table 20.2
Guanajuato Surface Exploration Budget – 2011

Area	ACTIVITY (units)	Units	Unit Cost	Total Cost
			(US$)	(US$)
Karina-La Joya	ASSAYS - Rock & Soil (sample)	700	30.00	21,000
	ASSAYS - Core (sample)	1,200	40.00	48,000
	SURFACE DIAMOND DRILLING (m)	3,500	125.00	437,500
	FIELD & OFFICE SUPPLIES (weeks)	12	500.00	6,000
	HOUSING & FOOD (weeks)	12	250.00	3,000
	GEOLOGY & ENGINEERING PERSONNEL (weeks)	12	3,500.00	42,000
	SALARIES - LABOUR (weeks)	12	1,600.00	19,200
	TRENCHES, ROADS, DRILL PADS & RECLAMATION (weeks)	12	2,500.00	30,000
	TRAVEL & LODGING (weeks)	12	100.00	1,200
	VEHICLE inc. GASOLINE, REPAIR & MAINTENANCE (weeks)	12	200.00	2,400
	SURFACE USE AGREEMENTS (months)	3	7,500.00	22,500
	EXPENSES NON DEDUCTIBLE (weeks)	12	75.00	900
	Karina - La Joya Subtotal			633,700
North Bolañitos	ASSAYS - Rock & Soil (sample)	700	30.00	21,000
	ASSAYS - Core (sample)	500	40.00	20,000
	SURFACE DIAMOND DRILLING (m)	1,500	125.00	187,500
	FIELD & OFFICE SUPPLIES (weeks)	6	500.00	3,000
	HOUSING & FOOD (weeks)	6	250.00	1,500
	GEOLOGY & ENGINEERING PERSONNEL (weeks)	6	3,500.00	21,000
	SALARIES - LABOUR (weeks)	6	1,600.00	9,600
	TRENCHES, ROADS, DRILL PADS & RECLAMATION (weeks)	6	2,500.00	15,000
	TRAVEL & LODGING (weeks)	6	100.00	600
	VEHICLE inc. GASOLINE, REPAIR & MAINTENANCE (weeks)	6	200.00	1,200
	SURFACE USE AGREEMENTS (months)	2	7,500.00	15,000
	EXPENSES NON DEDUCTIBLE (weeks)	6	100.00	600
	North Bolanitos Subtotal			296,000
Belén	ASSAYS - Rock & Soil (sample)	200	30.00	6,000
	ASSAYS - Core (sample)	1,200	40.00	48,000
	SURFACE DIAMOND DRILLING (m)	3,500	125.00	437,500
	FIELD & OFFICE SUPPLIES (weeks)	12	500.00	6,000
	HOUSING & FOOD (weeks)	12	250.00	3,000
	GEOLOGY & ENGINEERING PERSONNEL (weeks)	12	3,500.00	42,000
	SALARIES - LABOUR (weeks)	12	1,600.00	19,200
	TRENCHES, ROADS, DRILL PADS & RECLAMATION (weeks)	12	2,500.00	30,000
	TRAVEL & LODGING (weeks)	12	100.00	1,200
	VEHICLE inc. GASOLINE, REPAIR & MAINTENANCE (weeks)	12	200.00	2,400
	SURFACE USE AGREEMENTS (months)	3	7,500.00	22,500
	EXPENSES NON DEDUCTIBLE (weeks)	12	100.00	1,200
	Belén Subtotal			619,000
Soledad	ASSAYS - Rock & Soil (sample)		30.00
	ASSAYS - Core (sample)	500	40.00	20,000
	SURFACE DIAMOND DRILLING (m)	1,500	125.00	187,500
	FIELD & OFFICE SUPPLIES (weeks)	4	500.00	2,000
	HOUSING & FOOD (weeks)	4	250.00	1,000
	GEOLOGY & ENGINEERING PERSONNEL (weeks)	4	3,500.00	14,000
	SALARIES - LABOUR (weeks)	4	1,600.00	6,400
	TRENCHES, ROADS, DRILL PADS & RECLAMATION (weeks)	4	2,250.00	9,000
	TRAVEL & LODGING (weeks)	4	100.00	400

Area	ACTIVITY (units)	Units	Unit Cost	Total Cost
			(US$)	(US$)
	VEHICLE inc. GASOLINE, REPAIR & MAINTENANCE (weeks)	4	200.00	800
	SURFACE USE AGREEMENTS (months)	1	7,500.00	7,500
	EXPENSES NON DEDUCTIBLE (weeks)	4	100.00	400
	Soledad Subtotal			249,000
La Luz - Asuncion	ASSAYS - Rock & Soil (sample)	200	30.00	6,000
	ASSAYS - Core (sample)	1,000	40.00	40,000
	SURFACE DIAMOND DRILLING (m)	3,000	125.00	375,000
	FIELD & OFFICE SUPPLIES (weeks)	10	500.00	5,000
	HOUSING & FOOD (weeks)	10	250.00	2,500
	GEOLOGY & ENGINEERING PERSONNEL (weeks)	10	3,500.00	35,000
	SALARIES - LABOUR (weeks)	10	1,600.00	16,000
	TRENCHES, ROADS, DRILL PADS & RECLAMATION (weeks)	10	2,500.00	25,000
	TRAVEL & LODGING (weeks)	10	100.00	1,000
	VEHICLE inc. GASOLINE, REPAIR & MAINTENANCE (weeks)	10	200.00	2,000
	SURFACE USE AGREEMENTS (months)	2	7,500.00	15,000
	EXPENSES NON DEDUCTIBLE (weeks)	10	100.00	1,000
	La Luz - Asuncion Subtotal			523,500
Golondrinas South (inc. Tajo de Adjuntas/Juanita)	ASSAYS - Rock & Soil (sample)	1000	30.00	30,000
	ASSAYS - Core (sample)	500	40.00	20,000
	SURFACE DIAMOND DRILLING (m)	1,500	125.00	187,500
	FIELD & OFFICE SUPPLIES (weeks)	8	500.00	4,000
	HOUSING & FOOD (weeks)	8	250.00	2,000
	GEOLOGY & ENGINEERING PERSONNEL (weeks)	8	3,500.00	28,000
	SALARIES - LABOUR (weeks)	8	1,600.00	12,800
	TRENCHES, ROADS, DRILL PADS & RECLAMATION (weeks)	8	2,500.00	20,000
	TRAVEL & LODGING (weeks)	8	100.00	800
	VEHICLE inc. GASOLINE, REPAIR & MAINTENANCE (weeks)	8	200.00	1,600
	SURFACE USE AGREEMENTS (months)	1	7,500.00	7,500
	EXPENSES NON DEDUCTIBLE (weeks)	8	100.00	800
	Golondrinas South Subtotal			315,000
	GUANAJUATO SURFACE EXPLORATION TOTAL			2,636,200

Table provided by Endeavour Silver Corp.

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Guanajuato Mines property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

20.2      FURTHER RECOMMENDATIONS

Through its acquisition of the Guanajuato Mines project, Endeavour Silver has acquired an operating project in one of the major silver producing districts in Mexico. Micon has reviewed Micon Endeavour Silver’s proposal for further exploration and has conducted its third audit of the resource and reserve estimates for the project. Micon has accepted the estimates as appropriate. Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource and reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Guanajuato Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

3)

Micon recommends that the computerization programs planned for Guanajuato should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanajuato Mines project. At the same time, representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern- day technology sampling tools to improve the quality of the samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

7)

Micon recommends that Endeavour Silver continues to nurture its talented Exploration Division and to equip it with a broader range of skills to ensure sustained growth through the continuous generation of resources.

21.0      DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“William J. Lewis”
William J. Lewis, B.Sc., P.Geo.
Senior Geologist	March 15, 2011
“Charley Z. Murahwi”
Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM
Senior Geologist	March 15, 2011
“Robert J. Leader”
Robert J. Leader, P.Eng.
Senior Mining Engineer	March 15, 2011

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Edwards, D.J., (1955), Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153–185.

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Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 162 p.

Martin, P.F., (1906), Mexico’s Treasure-House (Guanajuato); An Illustrated and Descriptive Account of the Mines and Their Operations in 1906, 259 p.

Martínez-Reyes, Juventino, and Nieto-Samaniego, A.F., (1992), Efectos geológicos de la ectónica reciente en la parte central de México: Universidad Nacional Autónoma de éxico, Instituto de Geología, Revista, v. 9, p. 33–50.

Moncada D, Bodnar RJ, Reynolds TJ, Nieto A, Vanderwall W & Brown R (2008) Fluid inclusión and mineralogical evidence for boiling in the epithermal silver deposits at Guanajuato, Mexico.

Ninth Pan American Conference on Research on Fluid Inclusions, Reston, Virginia, USA, H. E. Belkin, ed., p. 41.

Nieto-Samaniego, A.F.; Macías-Romo, Consuelo; and Alaniz- Alvarez, S.A., (1996), uevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

Randall-Roberts, J.A.; Saldaña-A., E.; and Clark, K.F., (1994), Exploration in a volcano-plutonic center at Guanajuato, Mexico: Economic Geology, v. 89, p. 1722–1751.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

SRK Consulting, (2008), NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico, Prepared for Endeavour Silver Corp, 75 p.

Telluris Consulting (2008), Structural Review of the Deposits of the Northern Guanajuato District, Mexico, Field Visit Conclusions 03-08 prepared for Endeavour Silver Corp. 23 p.

Thompson, J.E, (2007), Grade & Dilution Control (with commentary on Development, Mining Methods and Backfill), private company report on Guanajuato Mines Project for Endeavour Corp.

Vargas, J.C., et al., (1992), Geological – Mining Monograph of the State of Guanajuato, Secretaria de Energia, Minas e Industria Paraestatal, 136 p.

Williams, A., (1905), The Romance of Mining; Containing Interesting Descriptions of the Methods of Mining for Minerals in all Parts of the World, 400 p.

23.0      CERTIFICATES OF AUTHORS

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Guanajuato Mines project of Endeavour Silver Corp., in Guanajuato State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology)      University of British Columbia       1985

3)

I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

The Geological Association of Canada (Associate Member # A5975)

The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 23 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Guanajuato Mines project of Endeavour Silver Corp.;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

I am responsible for the preparation of Sections 1 through 11, 15 16, 18, 19, 21 and jointly wrote sections 12, 13, and 20 of the Technical Report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State Mexico.”

Dated this 15th day of March, 2011

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of this report on the Guanajuato Mines project of Endeavour Silver Corp., I Charley Z. Murahwi do hereby certify that:

1)

I am employed as an Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a member of the Australasian Institute of Mining & Metallurgy (AusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09).

4)	I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), and 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments.

6)

I visited the Guanajuato Mines Project in Mexico from 2 to 4 September, 2008 and from 16 to 18 November, 2009. I also visited the Endeavour Silver exploration office in Durango (Mexico) on 5 September, 2008 and on the 19 November, 2009.

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Guanajuato property, other than providing consulting services;

10)	I have read the NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with this Instrument.

11)

I am responsible for the preparation of section 14 and co-authored sections 10, 12, 13, 17, 19, and 20 of this Technical Report dated March 15, 2011 and entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State, Mexico.”

Dated this 15th day of March, 2011.

“Charley Z. Murahwi”

Charley Z. Murahwi, M.Sc., P. Geo. MAusIMM

CERTIFICATE OF AUTHOR
ROBERT JAMES LEADER

As the co-author of this report on the Guanajuato Mines project of Endeavour Silver Corp., in Guanajuato State, Mexico, I, Robert James Leader do hereby certify that:

1)

I am associated with, and carried out this assignment for, Micon International Limited, Suite 205, 700 West Pender Street, Vancouver, BC, V6C 1G8, tel. (604) 647-6463, fax (604) 647-6455, e-mail jleader@micon-international.com;

2)	I hold the following academic qualifications:

ACSM (First Class)	Camborne School of Mines - 1974
M.Sc. (Engineering)	Queens University, Kingston, Ontario - 1981

3)

I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #13896), I am a member in good standing of other technical associations and societies, including:

The Canadian Institute of Mining, Metallurgy and Petroleum

The Institute of Materials, Minerals and Mining (IOM3), UK

4)	I have worked as a mining engineer in the minerals industry for 32 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years working as a mining engineer on a base metal underground mine, and over 15 years as a senior mining engineer and consultant carrying out reserves estimates and mine planning and design for diverse mining projects both underground and open pit;

6)	I have not visited the Guanajuato Mines project of Endeavour Silver Corp.;

7)	I have authored or co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

I am responsible for the preparation of parts of sections 1, 16, 17.2 and 17.3, 18, 19 and 20 of the Technical Report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State Mexico.”

Dated this 15th day of March, 2011

“Robert J. Leader”

Robert J. Leader, M.Sc., P.Eng.
Senior Mining Engineer
Micon International Limited

APPENDIX 1

GLOSSARY OF MINING TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A
Adit	A horizontal passage from the surface into the mine providing access to a mineral deposit.

Ag	Silver.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained

Au	Gold.

B
Backfill	Waste material used to fill the void created by mining an orebody.

Ball mill	A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Base metal	Any non-precious metal (eg. copper, lead, zinc, nickel, etc.).

Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.

Block caving	An inexpensive method of mining in which large blocks of ore are undercut, causing the ore to break or cave under its own weight.

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. Used to determine metallurgical characteristics.

Bullion	Metal formed into bars or ingots.

Byproduct	A secondary metal or mineral product recovered in the milling process.

C
Calcine	Name given to concentrate that is ready for smelting (i .e. the sulphur has been driven off by oxidation).

Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

Chute	An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. Also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cu	Copper.

Custom smelter	A smelter which processes concentrates from independent mines. Concentrates may be purchased or the smelter may be contracted to do the processing for the independent company.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Cyanide	A chemical species containing carbon and nitrogen used to dissolve gold and silver from ore.

D
Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Decline	A sloping underground opening for machine access from level to level or from surface; also called a ramp.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, cross-cutting, drifting and raising.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

E
Ejido	A local community of people who own the surface rights to an area of land

Endeavour Silver	Endeavour Silver Corp., including, unless the context otherwise requires, the Company's subsidiaries.

Epithermal	Hydrothermal mineral deposit formed within one kilometer of the earth’s surface, in the temperature range of 50–200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F
Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or ore structure.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G
g/t	Grams per metric tonne.

Galena	Lead sulphide, the most common ore mineral of lead.

gpt	Grams per metric tonne.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (oz/t).

Gram	0.0321507 troy ounces.

H
Hanging wall	The rock on the upper side of a vein or ore deposit.

High grade	Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

Host rock	The rock surrounding an ore deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I
Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K
km	Kilometre(s). Equal to 0.62 miles.

L
Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M
m	Metre(s). Equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Claim

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Reserve

The economically mineable part of a Measured or Indicated Mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. AMineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. The term mineral reserve used in this Technical Report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000, updated on December 11, 2005 and further updated as of November 27, 2010 (the CIM Standards).

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospects for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this Technical Report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000, updated on December 11, 2005 and further updated as of November 27, 2010 (the CIM Standards).

N
Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

O
Open Cut	A term sometimes used to differentiate mining workings which are excavated beneath the surface of the ground but remain exposed to the surface.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

oz	Ounce

oz/t or opt	Ounces per metric tonne

P
Pb	Lead

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite

A common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide- spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q
Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

R
Raise	A vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

Ramp	An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation	The restoration of a site after mining or exploration activity is completed.

Recovery Rate

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining	The final stage of metal production in which impurities are removed from the molten metal.

Refractory ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

S
Shaft	A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Sphalerite	A zinc sulphide mineral; the most common ore mineral of zinc.

Stockpile	Broken ore heaped on surface, pending treatment or shipment.

Stope	An area in an underground mine where ore is mined.

Strike	The direction, or bearing from true north, of a vein or rock formation measureon a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulfur and other metallic element such as copper and zinc. Gold is usually associated with sulphide enrichment in mineral deposits.

T
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tailings pond

A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

Tunnel	A horizontal underground opening, open to the atmosphere at both ends.

V
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W
Wall rocks	Rock units on either side of an orebody. The hanging wall and footwall rocks of an orebody.

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Z
Zone -	An area of distinct mineralization.